3/11



05006410

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aten Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34745 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 3/11/05




SEC MAIL PROCESSING
RECEIVED
MAR 1 0 2005
WASH, D.C.
202
SECTION
ATCO
GROUP

ATCO LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

February 11, 2005

Auditors' Report

To the Share Owners of
ATCO Ltd.

We have audited the consolidated balance sheets of **ATCO Ltd.** as at December 31, 2004 and 2003 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

ATCO LTD.
CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS
(Millions of Canadian Dollars except per share data)

	Note	Three Months Ended December 31 **2004**	2003 (Restated, Notes 1, 13, 16)	Year Ended December 31 **2004**	2003 (Restated, Notes 1, 13, 16)
		(Unaudited)			
Revenues	3	**$ 741.9**	$1,008.9	**$3,349.1**	$3,929.7
Costs and expenses					
Natural gas supply	3	**64.9**	368.0	**924.1**	1,516.9
Purchased power	3	**15.4**	46.8	**95.8**	209.8
Operation and maintenance		**292.0**	261.6	**1,055.6**	994.0
Selling and administrative		**52.1**	60.9	**184.7**	181.6
Depreciation and amortization		**86.2**	76.9	**311.1**	285.0
Interest	12	**56.4**	49.6	**215.5**	198.9
Franchise fees		**37.5**	30.5	**133.4**	122.6
		604.5	894.3	**2,920.2**	3,508.8
		137.4	114.6	**428.9**	420.9
Gain on transfer of retail energy supply businesses	3	**-**	-	**63.3**	-
Interest and other income	4	**10.9**	10.5	**32.9**	36.1
Earnings before income taxes and non-controlling interests		**148.3**	125.1	**525.1**	457.0
Income taxes	5	**52.0**	29.6	**172.4**	159.6
		96.3	95.5	**352.7**	297.4
Dividends on equity preferred shares		**2.1**	2.1	**8.6**	8.6
Non-controlling interests	6	**52.5**	50.9	**184.7**	158.1
Earnings attributable to Class I and Class II shares	3	**41.7**	42.5	**159.4**	130.7
Retained earnings at beginning of period as restated	7	**1,071.2**	958.1	**990.4**	902.7
		1,112.9	1,000.6	**1,149.8**	1,033.4
Dividends on Class I and Class II shares		**10.4**	9.5	**41.7**	38.1
Direct charges	8	**1.5**	0.7	**7.1**	4.9
Retained earnings at end of period		**$1,101.0**	$ 990.4	**$1,101.0**	$ 990.4
Earnings per Class I and Class II share	15	**$ 1.40**	$ 1.43	**$ 5.35**	$ 4.39
Diluted earnings per Class I and Class II share	15	**$ 1.38**	$ 1.41	**$ 5.29**	$ 4.33
Dividends paid per Class I and Class II share		**$ 0.35**	$ 0.32	**$ 1.40**	$ 1.28

ATCO LTD.
CONSOLIDATED BALANCE SHEET
(Millions of Canadian Dollars)

	Note	December 31 2004	2003 (Restated, Notes 1, 13, 16)
ASSETS			
Current assets			
Cash and short term investments	18	**$ 760.9**	$ 391.9
Accounts receivable		**430.8**	583.0
Inventories		**189.4**	184.2
Income taxes recoverable		**-**	13.6
Future income taxes	5	**0.3**	-
Deferred natural gas costs		**-**	27.2
Prepaid expenses		**26.8**	27.7
		1,408.2	1,227.6
Property, plant and equipment	9	**5,407.7**	5,155.0
Goodwill		**71.2**	71.2
Security deposits for debt		**23.1**	23.1
Other assets	10	**129.3**	140.9
		$7,039.5	$6,617.8
LIABILITIES AND SHARE OWNERS' EQUITY			
Current liabilities			
Bank indebtedness	11	**$ 11.2**	$ 5.6
Accounts payable and accrued liabilities		**340.3**	528.4
Income taxes payable		**42.6**	-
Future income taxes	5	**-**	11.5
Deferred natural gas cost recoveries		**0.9**	-
Deferred electricity cost recoveries		**11.7**	1.0
Long term debt due within one year	12	**5.9**	2.3
Non-recourse long term debt due within one year	12	**55.8**	51.0
		468.4	599.8
Future income taxes	5	**237.6**	233.6
Deferred credits	13	**163.0**	133.6
Long term debt	12	**2,215.3**	1,841.6
Non-recourse long term debt	12	**899.7**	948.2
Non-controlling interests	6	**1,660.9**	1,579.3
Equity preferred shares	14	**150.0**	150.0
Class I and Class II share owners' equity			
Class I and Class II shares	15	**144.2**	138.9
Contributed surplus	1, 16	**0.7**	0.6
Retained earnings		**1,101.0**	990.4
Foreign currency translation adjustment		**(1.3)**	1.8
		1,244.6	1,131.7
		$7,039.5	$6,617.8

N.C. SOUTHERN
DIRECTOR

B.P. DRUMMOND
DIRECTOR

ATCO LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Millions of Canadian Dollars)

	Note	Three Months Ended December 31		Year Ended December 31	
		2004	2003	**2004**	2003
			(Restated, Notes 1, 13, 16)		(Restated, Notes 1, 13, 16)
		(Unaudited)			
Operating activities					
Earnings attributable to Class I and Class II shares		**$ 41.7**	$ 42.5	**$ 159.4**	$ 130.7
Adjustments for:					
Depreciation and amortization		**86.2**	76.9	**311.1**	285.0
Future income taxes		**(7.2)**	(4.3)	**(9.5)**	1.2
Non-controlling interests		**52.5**	50.9	**158.1**	158.1
Gain on transfer of retail energy supply businesses - net of income taxes and non-controlling interests	3	**-**	-	**(28.5)**	-
Deferred availability incentives		**8.1**	(1.5)	**2.8**	(1.7)
Other		**0.8**	1.8	**10.9**	0.3
Cash flow from operations		**182.1**	166.3	**604.3**	573.6
Changes in non-cash working capital	17	**(32.3)**	(88.0)	**92.0**	(58.2)
		149.8	78.3	**696.3**	515.4
Investing activities					
Purchase of property, plant and equipment		**(176.8)**	(188.7)	**(610.9)**	(539.6)
Proceeds on transfer of retail energy supply businesses - net of income taxes and non-controlling interests	3	**-**	-	**22.5**	-
Proceeds on disposal of property, plant and equipment		**3.2**	13.0	**10.0**	30.4
Contributions by utility customers for extensions to plant		**10.3**	13.8	**50.9**	48.1
Non-current deferred electricity costs		**4.0**	10.3	**(5.9)**	19.1
Changes in non-cash working capital	17	**13.3**	17.3	**7.8**	(33.1)
Other		**1.8**	0.5	**(2.5)**	-
		(144.2)	(133.8)	**(528.1)**	(475.1)
Financing activities					
Change in notes payable		**(96.0)**	(42.0)	**-**	-
Deferred electricity cost obligation		**-**	-	**-**	(51.0)
Issue of long term debt		**300.0**	21.7	**549.0**	45.8
Issue of non-recourse long term debt		**-**	-	**12.5**	50.9
Repayment of long term debt		**(37.0)**	(68.2)	**(170.9)**	(144.6)
Repayment of non-recourse long term debt		**(11.2)**	(7.1)	**(54.5)**	(41.2)
Issue of equity preferred shares by subsidiary		**-**	-	**-**	150.0
Issue (purchase) of Class A shares by subsidiary		**0.2**	0.1	**(3.0)**	(2.4)
Issue (purchase) of Class I shares		**1.6**	0.3	**(1.8)**	(2.4)
Dividends paid to Class I and Class II share owners		**(10.4)**	(9.5)	**(41.7)**	(38.1)
Dividends paid to non-controlling interests		**(25.1)**	(24.5)	**(100.5)**	(95.7)
Income tax reassessment	5	**12.9**	-	**12.9**	-
Changes in non-cash working capital	17	**(2.4)**	1.5	**(1.7)**	7.1
Other		**(4.1)**	(0.4)	**(4.8)**	(3.9)
		128.5	(128.1)	**195.5**	(125.5)
Foreign currency translation		**0.1**	0.6	**(0.3)**	(5.1)
Cash position [1]					
Increase (decrease)		**134.2**	(183.0)	**363.4**	(90.3)
Beginning of period		**615.5**	569.3	**386.3**	476.6
End of period		**$ 749.7**	$ 386.3	**$ 749.7**	$ 386.3

[1] Cash position includes cash and short term investments less current bank indebtedness.

ATCO LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

(tabular amounts in millions of Canadian dollars)

1. Summary of significant accounting policies

Financial Statement Presentation

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and include the accounts of ATCO Ltd. and its subsidiaries, including a proportionate share of joint venture investments (the "Corporation"). Principal subsidiaries are ATCO Structures (100% owned) and its subsidiaries, ATCO Noise Management (100% owned), ATCO Resources (100% owned) and Canadian Utilities Limited (51.847% owned) and its subsidiaries ("Canadian Utilities"). Principal operations are Industrials (ATCO Structures, ATCO Noise Management), Utilities (ATCO Electric, ATCO Gas, ATCO Pipelines), Power Generation (ATCO Power, Alberta Power (2000), ATCO Resources) and Global Enterprises (ATCO Midstream, ATCO Frontec, ATCO I-Tek). Significant joint venture investments consist principally of power generation plants.

Effective January 1, 2004, the Corporation prospectively adopted the Canadian Institute of Chartered Accountants ("CICA") recommendations that define the primary sources of GAAP. Adoption of these recommendations had no effect on earnings for the three months and year ended December 31, 2004.

Certain comparative figures have been reclassified to conform to the current presentation.

Rate Regulation

ATCO Electric and its subsidiaries, Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd. and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of Canadian Utilities Limited's wholly owned subsidiary, CU Inc., are collectively referred to in these consolidated financial statements as the "regulated operations".

ATCO Electric, ATCO Gas and ATCO Pipelines are regulated primarily by the Alberta Energy and Utilities Board ("AEUB"), which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination.

The generating plants of Alberta Power (2000) were regulated by the AEUB until December 31, 2000 but are now governed by legislatively mandated Power Purchase Arrangements ("PPA") that were approved by the AEUB. These plants are included in regulated operations primarily because the PPA's are designed to allow the owners of generating plants constructed before January 1, 1996 to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPA's. The plants will become deregulated upon the expiry of the PPA's. Each PPA is to remain in effect until the earlier of the last day of the estimated life of the related generating plant and December 31, 2020.

On May 4, 2004, ATCO Gas and ATCO Electric closed the transfer of their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (see Note 3). The Corporation's revenues and natural gas supply and purchased power costs after May 4, 2004 will be reduced accordingly for 2004 and thereafter. ATCO Pipelines, Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical did not participate in this transfer and continue to purchase natural gas and electricity for sale to customers. In addition, the AEUB issued a decision that directed ATCO Gas to continue to reserve for the benefit of utility customers 16.7 petajoules of storage capacity at its Carbon storage facility for the 2004/2005 storage year, which ends on March 31, 2005. Accordingly, ATCO Gas has entered into certain energy contracts for the forward purchase and sale of natural gas for storage purposes (see Note 21).

Accounting for regulated operations is described in Note 2.

1. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of the Corporation's consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. On an on-going basis, management reviews its estimates, particularly those related to depreciation and amortization methods, useful lives and impairment of long-lived assets, amortization of deferred availability incentives, asset retirement obligations and employee future benefits, using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates.

Revenue Recognition

For regulated operations, revenues are recognized in a manner that is consistent with the underlying rate design as mandated by the regulator.

Prior to the transfer of retail energy supply businesses (see Note 3), revenues from regulated sales of natural gas and electricity by ATCO Gas and ATCO Electric were recognized upon delivery, primarily on the basis of meter readings, and included an estimate of usage not yet billed.

Revenues from ATCO Gas' regulated distribution of natural gas include variable charges, which are recognized on the basis of meter readings upon delivery of natural gas to customers and include an estimate of usage not yet billed, and fixed charges, based on the provision of the distribution service during the period. Revenues from the sale of natural gas by ATCO Gas from storage are recognized upon delivery.

Revenues from ATCO Electric's regulated distribution of electricity include variable charges, which are recognized on the basis of meter readings upon delivery of electricity to customers and include an estimate of usage not yet billed, and fixed charges, based on the provision of the distribution service during the period. Revenues for the use of ATCO Electric's regulated transmission facilities are based on an annual tariff and are recognized evenly throughout the year.

Revenues from ATCO Pipelines' regulated transportation of natural gas are recognized on the basis of contractual arrangements.

Revenues from regulated sales and distribution of natural gas and electricity by other regulated operations, excluding Alberta Power (2000), are recognized upon delivery, primarily on the basis of meter readings, and include an estimate of usage not yet billed.

Revenues from generating plants are recognized upon delivery of output or upon availability of delivery as prescribed by contractual arrangements. PPA incentives and penalties are recognized as described under the accounting policy for deferred availability incentives.

Revenues from ATCO Midstream's natural gas storage and processing capacity are recognized on the basis of contractual arrangements, and revenues from the sale of natural gas liquids are recognized upon delivery.

Revenues from the supply of contracted services are recorded by the percentage of completion method. Full provision is made for any anticipated loss. Other revenues are recognized when products are delivered or services are provided.

1. Summary of significant accounting policies (continued)

Natural Gas Supply

Natural gas supply expense includes purchases of natural gas for regulated operations (see Note 3 regarding the transfer of retail energy supply businesses) and other subsidiaries. Natural gas supply expense for other subsidiaries consists of natural gas volumes purchased for natural gas liquids extraction and sales to third parties.

Prior to the transfer of retail energy supply businesses (see Note 3), natural gas supply expense for the regulated operations was based on the forecast cost of natural gas included in customer rates. Variances from forecast costs were deferred until such time as approval from the AEUB was obtained for refund to or collection from customers and revenues and natural gas supply expense were adjusted accordingly.

Subsequent to the transfer of retail energy supply businesses, natural gas supply expense for the regulated operations is based on actual costs incurred.

Purchased Power

Prior to the transfer of retail energy supply businesses (see Note 3), purchased power expense in ATCO Electric was based on the actual cost of electricity purchased, whereas the amount included in customer rates was based on forecast cost. Revenues were adjusted for variances from forecast cost, and the variances were deferred until such time as approval from the AEUB was obtained for refund to or collection from customers.

Purchased power expense in the Yukon Territory and the Northwest Territories is based on the actual cost of electricity purchased. The amount included in customer rates in the Yukon Territory is based on actual costs and in the Northwest Territories is based on forecast cost. Revenues are adjusted for variances from forecast cost, and the variances are deferred until such time as approval from the regulator is obtained for refund to or collection from customers.

Income Taxes

The regulated operations follow the method of accounting for income taxes that is consistent with the method of determining the income tax component of their rates. When future income taxes are not provided in the income tax component of current rates, such future income taxes are not recognized to the extent that it is expected that they will be recovered from customers through inclusion in future rates.

Other subsidiaries follow the liability method of accounting for income taxes. Under this method, future tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax liabilities and assets are measured using enacted and substantively enacted tax rates. The effect on future tax liabilities and assets of a change in tax rates is recognized in income in the period that the change occurs.

Inventories

Inventories are valued at the lower of average cost or net realizable value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and unamortized contributions by utility customers for extensions to plant.

Regulated operations include in property, plant and equipment an allowance for funds used during construction at rates approved by the AEUB for debt and equity capital. Property, plant and equipment in the other subsidiaries include capitalized interest incurred during construction.

1. Summary of significant accounting policies (continued)

Certain regulated additions are made with the assistance of non-refundable cash contributions from customers when the estimated revenue is less than the cost of providing service or where special equipment is needed to supply the customers' specific requirements. These contributions are amortized on the same basis as, and offset the depreciation charge of, the assets to which they relate.

Depreciation is provided on assets on a straight-line basis over their estimated useful lives. Depreciation rates for regulated assets, excluding Alberta Power (2000)'s generating plants, are approved by the AEUB and include a provision for future removal costs and site restoration costs (see the accounting policy for asset retirement obligations below). On retirement of depreciable regulated assets, the accumulated depreciation is charged with the cost of the retired unit, net disposal costs and site restoration costs.

Effective January 1, 2004, the Corporation prospectively adopted the CICA recommendations on accounting for asset impairment. These recommendations require an impairment of property, plant and equipment, intangible assets with finite lives, deferred operating costs and long term prepaid expenses to be recognized in earnings when the asset's carrying value exceeds the total cash flows expected from its use and eventual disposition. The impairment loss is then calculated as the difference between the asset's carrying value and its fair value, which is determined using present value techniques. This change in accounting had no effect on earnings for the three months and year ended December 31, 2004.

Goodwill

Goodwill is not amortized. The carrying value of goodwill is subject to an impairment test annually, or more frequently if events or circumstances indicate impairment. If the carrying value of the reporting unit to which goodwill has been assigned exceeds its fair value, then, with respect to the reporting unit's goodwill, any excess of its carrying value over its fair value is expensed.

Deferred Financing Charges

Issue costs of long term debt are amortized over the weighted average life of the debt, issue costs of preferred shares relating to regulated operations are amortized over the expected life of the issue and issue costs of preferred shares relating to other subsidiaries are charged to retained earnings. Unamortized premiums and issue costs of redeemed long term debt and preferred shares relating to regulated operations are amortized over the life of the issue funding the redemption.

Deferred Availability Incentives

Under the terms of the PPA's, the Corporation is subject to an incentive/penalty regime related to generating unit availability. Incentives are paid to the Corporation by the PPA counterparties for availability in excess of predetermined targets, whereas penalties are paid by the Corporation to the PPA counterparties when the availability targets are not achieved.

Accumulated incentives in excess of accumulated penalties are deferred. For any of the individual PPA's, should accumulated incentives plus estimated future incentives exceed accumulated penalties plus estimated future penalties, the excess will be amortized to revenues on a straight-line basis over the remaining term of the PPA's. Should accumulated penalties plus estimated future penalties exceed accumulated incentives plus estimated future incentives, the shortfall will be expensed in the year the shortfall occurs.

Asset Retirement Obligations

Effective January 1, 2004, the Corporation retroactively adopted the CICA recommendations on accounting for asset retirement obligations as described in Note 13. The CICA recommendations require the Corporation to identify legal obligations associated with the retirement of tangible long lived assets. To the extent that they can be quantified, these obligations are measured and recognized at fair value, which is determined using present value techniques. The prior year's financial statements have been restated for the change in the method of accounting for asset retirement obligations.

1. Summary of significant accounting policies (continued)

An asset retirement obligation is recorded as a liability in deferred credits, with a corresponding increase to property, plant and equipment. The liability is accreted over the estimated time period until settlement of the obligation, with the accretion expense included in depreciation and amortization. The asset is depreciated over its estimated useful life. Prior to January 1, 2004, site restoration and removal costs that are now accounted for as asset retirement obligations were accrued over the estimated remaining useful lives of the assets.

Asset retirement obligations for regulated natural gas and electric transmission and distribution assets were not recognized as the Corporation expects to use the assets in service for an indefinite period. As such, no final removal date can be determined and, consequently, a reasonable estimate of the related retirement obligations cannot be made at this time. Asset retirement obligations have been recorded for the regulated generating plants of Alberta Power (2000) and other generating plants and natural gas liquids extraction and processing plants.

Long Term Debt Due Within One Year

When the Corporation intends to refinance long term debt due within one year on a long term basis and there is a written undertaking from an underwriter to act on the Corporation's behalf with respect thereto, or sufficient capacity exists under long term bank loan agreements to issue commercial paper or assume bank loans, then long term debt due within one year is classified as long term.

Hedging

In conducting its business, the Corporation uses various instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. All such instruments are used only to manage risk and not for trading purposes.

The Corporation designates each derivative instrument as a hedge of specific assets or liabilities on the balance sheet or specific firm commitments or anticipated transactions. The Corporation also assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items.

Payments or receipts on derivative instruments that are designated and effective as hedges are recognized concurrently with, and in the same financial category as, the hedged item.

If a derivative instrument is terminated or ceases to be effective as a hedge prior to maturity, the gain or loss at that date is deferred and recognized in income concurrently with the hedged item. Subsequent changes in the value of the derivative instrument are reflected in income. If the designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, the gain or loss at that date on such derivative instrument is recognized in income.

Employee Future Benefits

The Corporation accrues for its obligations under defined benefit pension and other post employment benefit plans. Costs of these benefits are determined using the projected benefits method prorated on service and reflects management's best estimates of investment returns, wage and salary increases, age at retirement and expected health care costs.

Pension plan assets at the end of the year are reported at market value. The expected long term rate of return on plan assets is determined at the beginning of the year on the basis of the long bond yield rate at the beginning of the year plus an equity and management premium that reflects the plan asset mix. Expected return on plan assets for the year is calculated by applying the expected long term rate of return to the market related value of plan assets, which is the average of the market value of plan assets at the end of the preceding three years.

Accrued benefit obligations at the end of the year are determined using a discount rate that reflects market interest rates on high quality corporate bonds that match the timing and amount of expected benefit payments.

1. Summary of significant accounting policies (continued)

Experience gains and losses and the effect of changes in assumptions in excess of 10% of the greater of the accrued benefit obligations or the market value of plan assets, adjustments resulting from plan amendments and the net transitional liability or asset, which arose upon the adoption in 2000 of the current accounting standard, are amortized over the estimated average remaining service life of employees.

Pursuant to an AEUB decision effective January 1, 2000, the regulated operations, excluding Alberta Power (2000), are required to expense contributions for other post employment benefit and certain other defined benefit pension plans as paid. The differences between the amounts accrued and paid are deferred in other assets.

Employer contributions to the defined contribution pension plans are expensed as paid.

Stock Based Compensation Plans

Effective January 1, 2004, the Corporation retroactively adopted the CICA recommendations on accounting for stock based compensation as described in Note 16. These recommendations require the expensing of stock options granted by ATCO Ltd. and its subsidiary, Canadian Utilities Limited, on and after January 1, 2002. The Corporation determines the fair value of the options on the date of grant using an option pricing model and recognizes the fair value over the vesting period of the options granted. The fair value of the ATCO Ltd. options is recorded as compensation expense and contributed surplus. Contributed surplus is reduced as the ATCO Ltd. options are exercised and the amount initially recorded in contributed surplus is credited to Class I and Class II share capital. The fair value of the Canadian Utilities Limited options is recorded as compensation expense and non-controlling interests. Non-controlling interests remain unchanged when Canadian Utilities Limited stock options are exercised as Canadian Utilities Limited's share capital and contributed surplus are both included in non-controlling interests. No compensation expense is recorded for stock options granted prior to January 1, 2002 as permitted by the recommendations. The prior year's financial statements have been restated for the change in the method of accounting for stock options.

No compensation expense is recognized when share appreciation rights are granted. Prior to vesting, compensation expense arising from an increase or decrease in the market price of the shares over the base value of the rights is accrued equally over the remaining months to the date of vesting. After that date, compensation expense arising from an increase or decrease in the market price of the shares is recognized monthly in earnings.

Foreign Currency Translation

Assets and liabilities of self-sustaining foreign operations are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date and revenues and expenses are translated at the average monthly rates of exchange during the year. Gains or losses on translation of self-sustaining foreign operations are included in the foreign currency translation adjustment in share owners' equity.

Transactions denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the transaction date. Monetary assets and liabilities of integrated foreign operations are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date, non-monetary assets and liabilities are translated at rates of exchange in effect when the assets were acquired or liabilities incurred, and revenues and expenses are translated at the average monthly rates of exchange for the year. Gains or losses on translation of integrated foreign operations are recognized in earnings.

2. Accounting for regulated operations

While CICA recommendations encourage the application of the primary sources of GAAP to all operations, the recommendations do not require that assets and liabilities arising from rate regulation be recognized and measured in accordance with the primary sources of GAAP.

Where regulatory decisions dictate, the Corporation defers certain costs or revenues as assets or liabilities in the balance sheet and records them as expenses or revenues in the earnings statement as it collects or refunds amounts through future customer rates. Any adjustments to these deferred amounts are recognized in earnings in the period

2. Accounting for regulated operations (continued)

that the regulator renders a subsequent decision. The Corporation anticipates that there would be no material differences between the amounts approved by the regulator for collection or refund and the amounts included in assets or liabilities on the balance sheet.

The Corporation has chosen to retain the following existing accounting policies, as permitted by CICA recommendations that define the primary sources of GAAP, pertaining to regulatory decisions that give rise to deferred assets or liabilities:

a) *Purchased power* – Purchased power expense for the regulated operations in the Yukon Territory and the Northwest Territories is based on the actual cost of electricity purchased. The amount included in customer rates in the Yukon Territory is based on actual costs and in the Northwest Territories is based on forecast cost. Revenues are adjusted for variances from forecast cost, and the variances are deferred until such time as approval from the regulator is obtained for refund to or collection from customers.

b) *Future removal and site restoration costs* – Depreciation rates for regulated assets, excluding Alberta Power (2000)'s generating plants, include a provision for future removal costs and site restoration costs (see Note 1 regarding the accounting policy for asset retirement obligations). On retirement of these depreciable regulated assets, the accumulated depreciation is charged with the cost of the retired unit, net disposal costs and site restoration costs.

c) *Employee future benefits* – Costs of employee future benefits in the regulated operations, excluding Alberta Power (2000), are recognized in earnings when paid rather than accrued. The differences between the amounts accrued on an actuarial basis and paid are deferred in other assets.

d) Certain costs as required or permitted by the AEUB are deferred for recovery through future rates.

Similar accounting policies that pertained to the retail energy supply businesses that were transferred as of May 4, 2004 (see Note 3) included:

a) *Natural gas supply* – Natural gas supply expense was based on the forecast cost of natural gas included in customer rates. Variances from forecast costs were deferred until such time as approval from the AEUB was obtained for refund to or collection from customers and revenues and natural gas supply expense was adjusted accordingly.

b) *Purchased power* – Purchased power expense in ATCO Electric was based on the actual cost of electricity purchased, whereas the amount included in customer rates was based on forecast cost. Revenues were adjusted for variances from forecast cost, and the variances were deferred until such time as approval from the AEUB was obtained for refund to or collection from customers.

3. Transfer of retail energy supply businesses

On May 4, 2004, ATCO Gas and ATCO Electric closed the transfer of their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc. Proceeds of the transfer were $90 million, of which $45 million was paid at closing, with the remainder to be paid 12 months following closing. Net proceeds, after adjustments related to legal, transition and other deferred costs pertaining to the transfer of the retail energy supply businesses, resulted in a gain of $63.3 million before income taxes of $8.2 million and non-controlling interests of $26.6 million. This transfer increased 2004 earnings by $28.5 million.

The Corporation's revenues and natural gas supply and purchased power costs after May 4, 2004 will be reduced accordingly for 2004 and thereafter. Subsequent to May 4, 2004, ATCO Gas continued to purchase natural gas on behalf of DEML until the transfer of the relevant ATCO Gas natural gas purchase contracts to DEML was completed in September 2004. There will be no ongoing impact on earnings resulting from the transfer of these businesses as natural gas and electricity have historically been sold to customers on a "no-margin" basis. ATCO Gas and ATCO Electric continue to own and operate the natural gas and electricity distribution systems used to deliver energy.

3. Transfer of retail energy supply businesses (continued)

Under the various transaction agreements, ATCO Gas and ATCO Electric have transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions ("the transferred functions").

On May 4, 2004, DEML commenced supplying natural gas and electricity at regulated rates to residential, farm, commercial and small industrial customers in the ATCO Gas and ATCO Electric service areas and billing customers for their natural gas and electricity service.

If DEML fails to perform all or part of the transferred functions, ATCO Gas and ATCO Electric will be required under existing legislation to perform such functions in the interim until DEML is able to perform such functions. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the AEUB to do so), the agreements will terminate and the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and/or ATCO Electric.

Centrica plc, DEML's parent, has provided a $300 million guarantee supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services in respect of the ongoing relationships contemplated under the transaction agreements. The Centrica guarantee and letter of credit include limits for certain categories of claims, which limits cease to apply if the agreements are terminated. If the amount available to be drawn under the letter of credit at any time falls below $200 million, the agreements with DEML will terminate and the functions will revert to ATCO Gas and ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and ATCO Electric.

Canadian Utilities Limited has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services' payment and indemnity obligations in respect of the ongoing relationships contemplated under the transaction agreements.

DEML has entered into a 10 year contract effective May 4, 2004, with ATCO I-Tek Business Services to provide billing and call centre services to ensure continued quality customer service. DEML has the ability to terminate this contract after the fifth anniversary upon immediate payment of termination fees which decline over the remaining term of the contract. Based upon current customer counts and service levels and a 10 year contract, revenues are estimated to be between $400-$500 million over the term of the contract.

ATCO Gas and ATCO Electric have also agreed not to compete in the regulated and unregulated retail energy business in Alberta for a period of ten years.

In December 2003, the AEUB issued a decision approving the transfer of the retail operations of ATCO Gas and ATCO Electric to DEML. The City of Calgary filed for leave to appeal the AEUB decision, including the allocation of proceeds to ATCO Gas and ATCO Electric. On June 30, 2004, the Alberta Court of Appeal dismissed the City of Calgary's application for leave to appeal.

4. Interest and other income

	2004	2003
Interest	**$23.6**	$25.9
Allowance for funds used by regulated operations	**6.2**	4.4
Other	**3.1**	5.8
	$32.9	$36.1

5. Income taxes

The income tax provision differs from that computed using the statutory tax rates for the following reasons:

	2004		2003	
Earnings before income taxes and non-controlling interests	**$525.1**	%	$457.0	%
Income taxes, at statutory rates	**$214.6**	**40.9**	$190.8	41.7
Federal general tax reduction [1]	**(18.3)**	**(3.5)**	(10.9)	(2.4)
Manufacturing and processing tax credit	**(7.7)**	**(1.5)**	(8.1)	(1.8)
Resource allowance	**(3.3)**	**(0.6)**	(3.5)	(0.8)
Crown royalties and other non-deductible Crown payments	**0.7**	**0.1**	1.1	0.3
Large Corporations Tax	**8.6**	**1.6**	9.0	2.0
Foreign tax rate variance	**(6.0)**	**(1.1)**	(3.1)	(0.7)
Non-deductible interest on foreign financing	**1.8**	**0.3**	1.5	0.3
Change in future income taxes resulting from reduction in tax rates	**(2.4)**	**(0.5)**	(2.4)	(0.5)
Unrecorded future income taxes relating to regulated operations	**4.4**	**0.9**	6.9	1.5
Natural gas and other property disposals	**-**	**-**	(0.6)	(0.1)
Transfer of retail energy supply businesses	**(12.1)**	**(2.3)**	-	-
Reduction in future income taxes resulting from a change in tax legislation in Australia	**-**	**-**	(8.9)	(1.9)
Change in method of accounting for future income taxes in certain regulated operations	**(15.8)**	**(3.0)**	(6.8)	(1.5)
Income tax reassessment	**6.7**	**1.3**	-	-
Other	**1.2**	**0.2**	(5.4)	(1.2)
	172.4	**32.8**	159.6	34.9
Current income taxes	**192.9**		160.9	
Future income taxes (recoveries)	**$ (20.5)**		$ (1.3)	

[1] The federal general tax reduction of 7% (2003 — 5%) is applicable to earnings that have not otherwise benefited from the manufacturing and processing tax credit and/or the resource allowance. An additional federal tax reduction of 2% (2003 - 1%) is applicable to earnings that have benefited from the resource allowance.

The future income tax liabilities (assets) comprise the following:

	2004	2003
Property, plant and equipment	**$233.7**	$235.2
Deferred assets and liabilities	**1.5**	31.1
Tax loss carryforwards	**(1.0)**	(2.7)
Income tax reassessments	**-**	(21.3)
Other	**3.1**	2.8
	237.3	245.1
Less: Amounts included in current future income taxes	**(0.3)**	11.5
	$237.6	$233.6

Unrecorded future income tax liabilities of the regulated operations amounted to $165.3 million at December 31, 2004. This balance includes $38.8 million in respect of Alberta Power (2000)'s generating plants, which will be recovered through future payments received in respect of the PPA's.

Expected future recoveries relating to tax loss carryforwards have been recorded in the amount of $1.0 million, of which $0.2 million begins to expire in 2007 and $0.8 million does not expire. In addition, there are tax loss carryforwards of $1.2 million for Canadian subsidiary corporations and tax loss carryforwards of $7.0 million for a foreign subsidiary for which no tax benefit has been recorded. These losses begin to expire in 2006.

Income taxes paid amounted to $135.6 million (2003 — $151.0 million).

5. Income taxes (continued)

In 2001, the Corporation received and paid income tax reassessments of $21.3 million relating to the 1996 disposal of ATCOR Resources Ltd. Of this amount, $12.9 million was assessed to Canadian Utilities Limited and $8.4 million was assessed to ATCO Ltd. The Corporation did not agree with these reassessments and contested the matter with tax authorities. Accordingly, the payments were recorded as a reduction of future income tax liabilities.

During 2003, the Corporation was successful in appealing the reassessments to the Tax Court of Canada. The Federal Government appealed the Tax Court's decision to the Federal Court of Appeal, which issued a decision on June 18, 2004 in favor of Canadian Utilities Limited with respect to the entire amount of its $12.9 million reassessment, and in favor of ATCO Ltd. for $1.7 million of its $8.4 million reassessment. The Federal Government did not appeal the Federal Court of Appeal's decision to the Supreme Court of Canada. With respect to Canadian Utilities Limited, the Corporation has received a refund of $15.1 million, including interest, and has reversed the future income tax reduction of $12.9 million. With respect to ATCO Ltd., the Corporation has filed for leave to appeal the Federal Court of Appeal's decision to the Supreme Court of Canada. Due to the uncertainty as to whether the Supreme Court of Canada will hear the Corporation's leave to appeal, the Corporation has reversed the future income tax reduction of $8.4 million, reduced income taxes payable by $1.7 million for the expected refund and charged $6.7 million to earnings.

6. Non-controlling interests

	2004	2003
Non-controlling interests in Canadian Utilities:		
Equity preferred shares		
Cumulative Redeemable Second Preferred Shares, at 5.3% to 6.6%	**$ 426.5**	$ 426.5
Perpetual Cumulative Second Preferred Shares, at 5.05% to 5.25%	**210.0**	210.0
Class A non-voting and Class B common shares	**1,024.4**	942.8
	$1,660.9	$1,579.3
Non-controlling interests in the earnings of Canadian Utilities:		
Equity preferred share dividends	**$ 35.8**	$ 33.1
Earnings attributable to Class A non-voting and Class B common shares	**148.9**	125.0
	$ 184.7	$ 158.1

7. Retained earnings at beginning of period as restated

	Three Months Ended December 31		Year Ended December 31	
	2004	2003	**2004**	2003
	(Unaudited)			
Retained earnings at beginning of period as previously reported	**$1,071.2**	$960.3	**$992.9**	$904.7
Adjustment to retained earnings for prior years' effect of change in method of accounting for asset retirement obligations (after income taxes and non-controlling interests)	-	(1.6)	**(1.7)**	(1.7)
Adjustment to retained earnings for prior years' effect of change in method of accounting for stock options (after non-controlling interests)	-	(0.6)	**(0.8)**	(0.3)
Retained earnings at beginning of period as restated	**$1,071.2**	$958.1	**$990.4**	$902.7

8. Direct charges to retained earnings

	Three Months Ended December 31		Year Ended December 31	
	2004	2003	**2004**	2003
	(Unaudited)			
Purchase of Class I shares	**$1.5**	$0.7	**$7.1**	$3.6
Issue costs of equity preferred shares by a subsidiary (after income taxes of $1.3 million and non-controlling interests of $1.4 million)	**-**	-	**-**	1.3
	$1.5	$0.7	**$7.1**	$4.9

9. Property, plant and equipment

		2004		2003	
	Composite Depreciation Rates	**Cost**	**Accumulated Depreciation**	Cost	Accumulated Depreciation
Utilities	3.6%	**$5,593.1**	**$2,082.1**	$5,191.9	$1,927.2
Power Generation	3.4%	**2,996.7**	**864.5**	2,919.5	777.4
Global Enterprises	8.2%	**259.5**	**122.5**	249.3	105.6
Industrials	8.3%	**176.3**	**52.2**	142.5	48.3
Other	3.9%	**61.2**	**11.9**	38.6	13.7
		$9,086.8	**3,133.2**	$8,541.8	2,872.2
Property, plant and equipment, less accumulated depreciation			**5,953.6**		5,669.6
Unamortized contributions by utility customers for extensions to plant			**545.9**		514.6
			$5,407.7		$5,155.0

Accumulated depreciation includes amounts provided for future removal and site restoration costs, net of salvage value, of $297.9 million (2003 — $285.7 million).

Composite depreciation rates reflect total depreciation in the year as a percentage of mid-year cost, excluding construction work-in-progress of $75.7 million (2003 — $313.3 million) and non-depreciable assets of $58.6 million (2003 — $49.5 million).

10. Other assets

	2004	2003
Net accrued pension asset (Note 20)	**$ 57.0**	$ 53.9
Costs deferred for recovery through future regulated rates [1]	**25.0**	25.7
Deferred costs related to the transfer of retail energy supply businesses	**-**	10.8
Deferred financing charges [2]	**30.2**	30.9
Other [1]	**17.1**	19.6
	$129.3	$140.9

[1] Amortization of certain other assets, which was recorded in depreciation and amortization, amounted to $12.4 million in 2004 (2003 – $5.4 million).

[2] Amortization of deferred financing charges, which was recorded in interest expense, amounted to $3.4 million in 2004 (2003 – $2.9 million).

11. Bank indebtedness and credit lines

At December 31, 2004, bank indebtedness consists of $11.2 million (2003 — $5.6 million), of which $1.2 million has been borrowed under joint venture operating credit facilities, at interest rates from 3.07% to 5.4%, secured by a general assignment of accounts receivable, inventories and property, plant and equipment of subsidiary corporations.

At December 31, 2004, the Corporation has the following credit lines that enable it to obtain financing for general business purposes:

	2004			2003		
	Total	**Used**	**Available**	Total	Used	Available
Long term committed	**$ 588.2**	**$ 59.8**	**$ 528.4**	$ 584.6	$ 45.8	$ 538.8
Short term committed	**614.1**	**22.3**	**591.8**	624.3	49.8	574.5
Uncommitted	**115.3**	**31.1**	**84.2**	243.4	36.6	206.8
	$1,317.6	**$113.2**	**$1,204.4**	$1,452.3	$132.2	$1,320.1

Of the $113.2 million used at December 31, 2004, $55.1 million is included in long term debt, $10.0 million is included in bank indebtedness and $48.1 million represents outstanding letters of credit.

12. Long term debt and non-recourse long term debt

Long term debt

	2004	2003
Canadian Utilities		
CU Inc. debentures – unsecured		
1994 Series 8.73% due June 2004	**$ -**	$ 100.0
1995 Series 8.43% due June 2005	**125.0**	125.0
2001 4.84% due November 2006	**175.0**	175.0
2002 4.801% due November 2007	**50.0**	50.0
2000 6.97% due June 2008	**100.0**	100.0
1989 Series 10.20% due November 2009	**125.0**	125.0
1990 Series 11.40% due August 2010	**125.0**	125.0
2000 7.05% due June 2011	**100.0**	100.0
2004 5.096% due November 2014	**100.0**	-
2002 6.145% due November 2017	**150.0**	150.0
2004 5.432% due January 2019	**180.0**	-
1999 Series 6.8% due August 2019	**300.0**	300.0
1990 Second Series 11.77% due November 2020	**100.0**	100.0
1991 Series 9.92% due April 2022	**125.0**	125.0
1992 Series 9.40% due May 2023	**100.0**	100.0
2004 5.896% due November 2034	**200.0**	-
Canadian Utilities Limited debentures – unsecured		
2002 6.14% due November 2012	**100.0**	100.0
	2,155.0	1,775.0

12. **Long term debt and non-recourse long term debt** (continued)

***Long term debt** (continued)*

	2004	2003
ATCO Power Australia Pty Ltd. credit facility, at Bank Bill rates, due July 2005, payable in Australian dollars, unsecured (1)	**5.3**	13.8
ATCO Power Canada Ltd. credit facility, at BA rates, due March 2007, secured by a pledge of cash (1)	**11.5**	12.0
Other long term obligation, at 4.25%, due June 2006, unsecured	**4.5**	4.5
ATCO Investments Ltd.		
Term loan on ATCO Centre II, at BA rates, due March 2005, secured by the building (1)	**6.4**	6.9
ATCO Structures Inc.		
Revolving loan, at BA rates, due May 2007, secured by property, plant and equipment (1)	**20.0**	17.0
Other long term obligations, at rates of 4.07% to 7.00%	**0.2**	1.4
ATCO Structures Pty Ltd.		
Term loan, at fixed rate of 6.95%, due September 2004, payable in Australian dollars, secured by property, plant and equipment	**-**	0.7
Revolving loan, at Bank Bill rates, due August 2006, payable in Australian dollars, secured by property, plant and equipment	**18.3**	12.6
	2,221.2	1,843.9
Less: Amounts due within one year	**5.9**	2.3
	$2,215.3	$1,841.6

Non-recourse long term debt

	2004	2003
Canadian Utilities		
Barking Power Limited project financing, payable in British pounds:		
At fixed rates averaging 7.95%, due to 2010	**$ 72.2**	$ 80.8
At LIBOR, due to 2010 (1)	**118.4**	132.5
Osborne Cogeneration Pty Ltd. project financing, payable in Australian dollars:		
At Bank Bill rates, due to 2013 (1)	**2.3**	0.1
At 7.3325%, due to 2013 (1)	**42.6**	51.6
ATCO Resources (20%) and Canadian Utilities (80%)		
ATCO Power Alberta Limited Partnership ("APALP") project financing:		
At 7.54% to 2008, at LIBOR thereafter, due to 2016 (1)	**6.4**	8.0
At 7.317% to 2008, at LIBOR thereafter, due to 2016 (1)	**10.1**	11.2
At 7.50% to 2011, at LIBOR thereafter, due to 2016 (1)	**112.1**	116.4
Joffre project financing:		
At 6.435% to 2004, at BA rates thereafter, due to 2012 (1)	**-**	3.0
At 7.286%, due to 2012 (1)	**39.9**	41.7
At 8.59%, due to 2020	**40.0**	40.0
Scotford project financing:		
At 5.202%, due to 2008, at BA rates thereafter, due to 2014 (1)	**63.0**	67.2
At 5.202%, due to 2008, at LIBOR thereafter, due to 2014 (1)	**15.8**	17.2
At 7.93%, due to 2022	**34.5**	35.3

12. Long term debt and non-recourse long term debt (continued)

Non-recourse long term debt (continued)

	2004	2003
Muskeg River project financing:		
At 5.247%, due 2007, at BA rates thereafter, due to 2014 (1)	**59.7**	63.7
At BA rates, due to 2014 (1)	**0.5**	0.8
At 7.56%, due to 2022	**41.4**	43.6
Brighton Beach project financing:		
At 5.8367%, due 2009, at BA or Canadian Eurodollar rates thereafter, due to 2019 (1)	**12.2**	-
At BA or Canadian Eurodollar rates, due to 2019 (1)	**1.7**	-
At 6.575%, due to 2019 (1)	**49.4**	50.9
At 6.924%, due to 2024	**138.2**	138.2
Cory project financing:		
At BA rates, due to 2011 (1)	**0.4**	0.1
At 6.461%, due to 2011 (1)	**4.9**	5.9
At 7.586%, due to 2025	**47.7**	48.5
At 7.601%, due to 2026	**42.1**	42.5
	955.5	999.2
Less: Amounts due within one year	**55.8**	51.0
	$899.7	$948.2

BA – Bankers' Acceptance
LIBOR – London Interbank Offered Rate

(1) The above interest rates have additional margin fees at a weighted average rate of 1.1% (2003 — 0.9%).

The Corporation has fixed interest rates, either directly or through interest rate swap agreements, on 94% (2003 — 92%) of total long term debt and non-recourse long term debt.

The non-recourse long term debt is secured by charges on the projects' assets and by an assignment of the projects' bank accounts, outstanding contracts and agreements. The book value of the pledged assets and bank accounts at December 31, 2004 was $1,579.1 million (2003 — $1,462.8 million).

Guarantees

Canadian Utilities Limited has provided a number of guarantees related to ATCO Power's and ATCO Resources' obligations under their respective non-recourse loans associated with certain of their projects. ATCO Power (80%) and ATCO Resources (20%) have a joint venture in these projects subject to guarantees, excluding Barking Power. ATCO Ltd. has indemnified and agreed to reimburse Canadian Utilities Limited for any amounts it may be required to pay under these guarantees in respect of ATCO Resources' 20% interest. These guarantees cover the following items:

a) **Equity contributions** — Represents equity funding requirements needed to complete construction of the project being built. At December 31, 2004, the maximum value of the obligation under this guarantee for the Brighton Beach project financing is anticipated to be $10.9 million.

b) **Project cash flows** — Represents annual payments related to maintaining base case margins for electricity prices on the merchant power component of the project, being 30 megawatts ("MW") for the Scotford project and 60 MW for the Muskeg River project. These guarantees became effective upon the commercial operation of the plants and exist until 2022, when the project debt is to be fully repaid. The amounts payable under these guarantees will vary each year depending on the pool price received for the merchant power generated. Any payments made to maintain the project base case margins will either be available for distribution to the owners or be applied to mandatory prepayment of the project debt in accordance with the terms of the project financing

12. Long term debt and non-recourse long term debt (continued)

agreement depending upon the specific operating results of the plant. At December 31, 2004, no amounts were outstanding under the guarantee.

c) **Reserve amounts** — Represents amounts to be set aside for major maintenance and debt service reserves as stipulated in the project's financing agreement. These reserves are intended to be funded with project cash flows. To the extent that project cash flows are insufficient to meet reserve requirements, Canadian Utilities Limited may choose to provide guarantees in lieu of ATCO Power providing security. At December 31, 2004, the amount of the obligations under these guarantees is:

Project	Major Maintenance	Debt Service
APALP project financing	Nil [1]	$17.1
Joffre project financing	Nil [2]	$ 5.2
Muskeg River project financing	Nil [1]	$ 6.4
Scotford project financing	Nil [1]	$ 7.0

[1] No major maintenance reserve required for this financing.
[2] Reserve requirements of $3.3 million met with project cash flows.

d) **Prepaid operating and maintenance fee** — Should ATCO Power cease to be operator of the APALP generating plants as a result of a termination of the operating agreement, Canadian Utilities Limited has guaranteed the payment of the unamortized portion of the prepaid operating and maintenance fee to APALP, the proceeds of which are to be used to repay project debt in accordance with the project financing agreements. This guarantee, which declines by $1.5 million per year, remains in effect until 2016, when the project debt is to be fully repaid. At December 31, 2004, the maximum value of the guarantee is $40.5 million.

e) **Purchase project assets** — Represents an obligation to purchase the Scotford and Muskeg River projects at a price sufficient to repay any outstanding project debt upon the occurrence of any one of the following very limited events:

(i) where all of the following events have occurred:
- the insolvency of ATCO Power;
- the failure of the project debt lenders to complete a sale of the project pursuant to their security within a fixed period of time; and
- the project purchaser of electricity and steam elects to terminate its purchase contracts due to the insolvency of ATCO Power;

(ii) where the project purchaser of electricity and steam does not remove ATCO Power as operator of the project after an event of default under the project financing agreements in circumstances where such default is either:
- a deliberate or willful breach of a project financing agreement; or
- where ATCO Power has failed to co-operate with the lenders in a sale of the projects; and

(iii) where the project purchaser of electricity and steam terminates its purchase contracts for the project as a result of a default by ATCO Power's project minority joint venturers. ATCO Power has the right to cure any such default by acquiring the minority interest which is in default.

These guarantees remain in effect until the project debt is fully repaid. At December 31, 2004, no such events have occurred.

Canadian Utilities Limited has also guaranteed ATCO Power's duties to operate the Barking Power, Scotford and Muskeg River generating plants in accordance with acceptable industry operating standards under the relevant project contracts. In addition, Canadian Utilities Limited has posted acceptable credit support in the amount of $2.7 million with respect to builders' liens filed against the Cory project.

To date, Canadian Utilities Limited has not been required to pay any of its guaranteed obligations.

12. Long term debt and non-recourse long term debt (continued)

Minimum debt repayments

The minimum annual debt repayments for each of the next five years are as follows:

	Long Term Debt	Non-Recourse Long Term Debt	Total
2005	$136.8	$ 55.8	$ 192.6
2006	197.8	73.0	270.8
2007	81.5	61.5	143.0
2008	100.0	93.6	193.6
2009	125.0	84.3	209.3
	$641.1	$368.2	$1,009.3

Of the $192.6 million due in 2005, $130.9 million is to be refinanced and is, therefore, excluded from long term debt due within one year in the balance sheet.

Interest expense

Interest on debt is as follows:

	2004	2003
Long term debt	**$149.1**	$145.9
Non-recourse long term debt	**65.8**	65.3
Notes payable	**0.7**	0.6
Current bank indebtedness	**3.7**	6.0
Amortization of financing charges	**3.4**	2.9
Less: Capitalized on non-regulated projects	**(7.2)**	(21.8)
	$215.5	$198.9

Interest paid amounted to $214.2 million (2003 — $219.3 million).

Fair values

Fair values for the above debt, determined using quoted market prices for the same or similar issues, are shown below. Where market prices are not available, fair values are estimated using discounted cash flow analysis based on the Corporation's current borrowing rate for similar borrowing arrangements.

	2004	2003
Long term debt		
Fixed rate	**$2,536.7**	$2,094.1
Floating rate	**61.5**	64.0
	$2,598.2	$2,158.1
Non-recourse long term debt		
Fixed rate	**$ 889.1**	$ 912.6
Floating rate	**123.3**	133.7
	$1,012.4	$1,046.3

13. Deferred credits

	2004	2003
Deferred availability incentives	**$ 46.1**	$ 43.3
Asset retirement obligations	**35.4**	32.9
Deferred electricity cost recoveries	**10.3**	16.2
Deferred royalty credits	**14.1**	10.3
Accrued equipment repairs and maintenance	**11.4**	9.7
Net accrued post employment benefits (Note 20)	**12.4**	9.4
Deferred revenues	**6.4**	0.9
Other	**26.9**	10.9
	$163.0	$133.6

Deferred availability incentives

Amortization of deferred availability incentives, which was recorded in revenues, amounted to $7.6 million in 2004 (2003 – $7.5 million).

The amount to be amortized is dependent upon estimates of future generating unit availability and future electricity prices over the term of the PPA's. Each quarter, the Corporation uses these estimates to forecast the incentives to be received from, less penalties to be paid to, the PPA counterparties. These forecasts are added to the accumulated unamortized deferred availability incentives outstanding at the end of the quarter; the resulting total is divided by the remaining term of the PPA to arrive at the amortization for the quarter.

Asset retirement obligations

The CICA recommendations on accounting for asset retirement obligations require the Corporation to identify legal obligations associated with the retirement of tangible long lived assets. To the extent that they can be quantified, these obligations are measured and recognized at fair value, which is determined using present value techniques.

Asset retirement obligations for regulated natural gas and electric transmission and distribution assets were not recognized as the Corporation expects to use the assets in service for an indefinite period. As such, no final removal date can be determined and, consequently, a reasonable estimate of the related retirement obligations cannot be made at this time. Asset retirement obligations have been recorded for the regulated generating plants of Alberta Power (2000) and other generating plants and natural gas liquids extraction and processing plants.

The effect of adopting these recommendations is presented as increases (decreases) below:

	Three Months Ended December 31		Year Ended December 31	
	2004	2003	**2004**	2003
	(Unaudited)			
Statement of earnings				
Site restoration and removal costs, included in operation and maintenance	**$ -**	$ -	**$ -**	$(0.2)
Depreciation and amortization	**(0.2)**	(0.4)	**(0.8)**	(1.6)
Accretion expense, included in depreciation and amortization	**0.5**	0.5	**1.9**	1.9
Income taxes	**(0.1)**	(0.1)	**(0.2)**	(0.2)
Non-controlling interests	**(0.1)**	0.1	**(0.4)**	0.1
Earnings attributable to Class I and Class II shares	**$(0.1)**	$(0.1)	**$(0.5)**	$ -

13. Deferred credits (continued)

	January 1 2003
Balance sheet	
Retirement assets and site restoration and removal costs, included in property, plant and equipment	$24.6
Asset retirement obligations, included in deferred credits	30.6
Accrual for future removal and site restoration costs, included in deferred credits	(3.3)
Future income tax liabilities	0.5
Non-controlling interests	(1.5)
Retained earnings at beginning of period	(1.7)

Changes in asset retirement obligations are summarized below:

	Three Months Ended December 31		Year Ended December 31	
	2004	2003	**2004**	2003
	(Unaudited)			
Obligations at beginning of period	**$34.9**	$32.0	**$32.9**	$30.6
Obligations incurred	**-**	0.4	**0.6**	0.4
Accretion expense	**0.5**	0.5	**1.9**	1.9
Obligations at end of period	**$35.4**	$32.9	**$35.4**	$32.9

The Corporation estimates the undiscounted amount of cash flow required to settle the asset retirement obligations is approximately $98 million, which will be incurred between 2005 and 2052. A weighted average discount rate of 5.9% was used to calculate the fair value of the asset retirement obligations.

14. Equity preferred shares

Authorized and issued

Authorized: 8,000,000 Preferred shares, issuable in series.

Issued:

	Stated Value (dollars)	Redemption Dates	**2004** Shares	**2004** Amount	2003 Shares	2003 Amount
Cumulative Redeemable Second Preferred Shares						
5.75% Series 3	$25.00	See below	**6,000,000**	**$150.0**	6,000,000	$150.0

Conversion by ATCO Ltd.

On and after December 1, 2008, ATCO Ltd. may convert all or any of the Series 3 preferred shares into Class I Non-Voting shares. The number of Class I Non-Voting shares into which each Series 3 preferred share may be converted will be determined by dividing the applicable redemption price together with all accrued and unpaid dividends by the greater of $2.00 and 95% of the weighted average trading price of Class I Non-Voting shares on the Toronto Stock Exchange for a period of 20 consecutive trading days ending on the fourth day prior to the date specified for conversion.

14. Equity preferred shares (continued)

Conversion by the owner

On and after December 1, 2011, each Series 3 preferred share will be convertible at the option of the owner, on the first day of March, June, September and December of each year, into that number of Class I Non-Voting shares determined by dividing $25.00 together with all accrued and unpaid dividends by the greater of $2.00 and 95% of the then current market price of the Class I Non-Voting shares. If an owner of Series 3 preferred shares elects to convert any of the shares into Class I Non-Voting shares, ATCO Ltd. may elect to redeem the Series 3 preferred shares for cash or arrange for the sale of such shares to substitute purchasers. At any time, ATCO Ltd. may offer the owners of the Series 3 preferred shares the right to convert into a further series of preferred shares.

Fair values

Fair values for preferred shares, determined using quoted market prices for the same or similar issues, are $173.9 million (2003 — $169.4 million).

Redemption privileges

The Series 3 preferred shares are redeemable at the option of ATCO Ltd. commencing on December 1, 2008 at the stated value plus a 4% premium for the next 12 months plus accrued and unpaid dividends. The redemption premium declines by 2% in each succeeding 12 month period until December 1, 2010.

15. Class I and Class II shares

Authorized and issued

	Class I Non-Voting		Class II Voting		Total	
	Shares	Amount	Shares	Amount	Shares	Amount
Authorized:	100,000,000		50,000,000		150,000,000	
Issued and outstanding:						
December 31, 2002	26,305,131	$135.9	3,511,601	$1.8	29,816,732	$137.7
Purchased	(86,000)	(0.4)	-	-	(86,000)	(0.4)
Stock options exercised	65,350	1.6	-	-	65,350	1.6
Converted: Class II to Class I	2,800	-	(2,800)	-	-	-
December 31, 2003	**26,287,281**	**137.1**	**3,508,801**	**1.8**	**29,796,082**	**138.9**
Purchased	**(161,000)**	**(0.9)**	**-**	**-**	**(161,000)**	**(0.9)**
Stock options exercised	**261,200**	**6.2**	**-**	**-**	**261,200**	**6.2**
Converted: Class II to Class I	**16,099**	**-**	**(16,099)**	**-**	**-**	**-**
December 31, 2004	**26,403,580**	**$142.4**	**3,492,702**	**$1.8**	**29,896,282**	**$144.2**

From January 1, 2005 to February 11, 2005, 50,000 Class I Non-Voting shares were issued with respect to the exercises of stock options.

15. Class I and Class II shares (continued)

Earnings per share

Earnings per Class I Non-Voting and Class II Voting share is calculated by dividing the earnings attributable to Class I and Class II shares by the weighted average shares outstanding. Diluted earnings per share is calculated using the treasury stock method, which reflects the potential exercise of stock options on the weighted average Class I Non-Voting and Class II Voting shares outstanding. The average number of shares used to calculate earnings per share are as follows:

	Three Months Ended December 31		Year Ended December 31	
	2004	2003	**2004**	2003
	(Unaudited)			
Weighted average shares outstanding	**29,856,746**	29,777,169	**29,799,495**	29,790,760
Effect of dilutive stock options	**365,923**	400,694	**313,881**	381,635
Weighted average diluted shares outstanding	**30,222,669**	30,177,863	**30,113,376**	30,172,395

The Series 3 preferred shares are not included in the calculation of diluted earnings per Class I and Class II share because ATCO Ltd. at this time intends to redeem the preferred shares wholly in cash.

Share owner rights

Each Class II Voting share may be converted to one Class I Non-Voting share at the share owner's option. In the event an offer to purchase Class II Voting shares is made to all owners of Class II Voting shares, and is accepted and taken up by the owners of a majority of such shares pursuant to such offer, then provided an offer is not made to the owners of Class I Non-Voting shares on the same terms and conditions, the Class I Non-Voting shares shall be entitled to the same voting rights as the Class II Voting shares. The two classes of shares rank equally in all other respects.

Normal course issuer bid

On May 27, 2003, ATCO Ltd. commenced a normal course issuer bid for the purchase of up to 3% of the outstanding Class I Non-Voting shares. The bid expired on May 26, 2004. Over the life of the bid, 95,300 shares were purchased, of which 65,300 were purchased in 2003 and 30,000 were purchased in 2004. On May 27, 2004, ATCO Ltd. commenced a normal course issuer bid for the purchase of up to 3% of the outstanding Class I Non-Voting shares. The bid will expire on May 26, 2005. From May 27, 2004, to February 11, 2005, 131,000 shares have been purchased, all of which were purchased in 2004.

16. Stock based compensation plans

Stock option plan

Of the 2,550,000 Class I Non-Voting shares reserved for issuance in respect of options under ATCO Ltd.'s stock option plan, 670,550 Class I Non-Voting shares are available for issuance at December 31, 2004. Options may be granted to directors, officers and key employees of ATCO Ltd. and its subsidiaries at an exercise price equal to the weighted average of the trading price of the shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The vesting provisions and exercise period (which cannot exceed 10 years) are determined at the time of grant.

16. Stock based compensation plans (continued)

Changes in shares under option are summarized below:

	2004		2003	
	Class I Shares	**Weighted Average Exercise Price**	Class I Shares	Weighted Average Exercise Price
Options at beginning of year	**1,202,200**	**$31.34**	1,227,550	$30.58
Granted	**3,000**	**47.44**	40,000	43.30
Exercised	**(261,200)**	**23.36**	(65,350)	24.31
Cancelled	**(31,550)**	**38.11**	-	-
Options at end of year	**912,450**	**$33.45**	1,202,200	$31.34

Information about stock options outstanding at December 31, 2004 is summarized below:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Class I Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Class I Shares	Weighted Average Exercise Price
$14.03 - $23.70	271,450	1.4	$20.54	271,450	$20.54
$34.53 - $37.99	192,450	3.9	36.36	182,300	36.43
$38.18 - $53.46	448,550	5.6	40.01	372,850	38.98
$14.03 - $53.46	912,450	4.0	$33.45	826,600	$32.36

In 2004, ATCO Ltd. granted 3,000 options to purchase Class I Non-Voting shares to officers and certain key employees at an exercise price of $47.44 per share. The options have a term of ten years and vest over the first five years.

On January 1, 2005, ATCO Ltd. granted 100,000 options to purchase Class I Non-Voting shares at an exercise price of $58.16 per share. The options have a term of ten years and vest over the first five years.

Effective January 1, 2004, the Corporation retroactively adopted the CICA recommendations on accounting for stock based compensation. These recommendations require the expensing of stock options granted on and after January 1, 2002. This retroactive change in accounting had no effect on earnings or earnings per share for the three months ended December 31, 2004, reduced earnings for the year ended December 31, 2004 by $0.2 million and reduced earnings per share and diluted earnings per share by $0.01, reduced earnings for the three months and the year ended December 31, 2003 by $0.2 million and $0.5 million, respectively, and reduced earnings per share and diluted earnings per share by $0.01 and $0.01, respectively. Furthermore, $0.3 million was charged to retained earnings at January 1, 2003. The prior year's financial statements have been restated for the change in the method of accounting for stock options.

The Corporation uses the Black-Scholes option pricing model, which estimated the weighted average fair value of the options granted during 2004 at $7.46 per option (2003 — $7.93 per option) using the following assumptions:

	2004	2003
Risk free interest rate	**4.2%**	4.3%
Expected holding period prior to exercise	**7.1 years**	6.3 years
Share price volatility	**14.2%**	19.4%
Estimated annual Class I share dividend	**2.9%**	3.0%

16. **Stock based compensation plans** (continued)

Share appreciation rights

Directors, officers and key employees of the Corporation may be granted share appreciation rights that are based on Class I Non-Voting shares of ATCO Ltd. or Class A non-voting shares of Canadian Utilities Limited. The vesting provisions and exercise period (which cannot exceed 10 years) are determined at the time of grant. The base value of the share appreciation rights is equal to the weighted average of the trading price of the Class I Non-Voting shares and the Class A non-voting shares, respectively, on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The holder is entitled on exercise to receive a cash payment equal to any increase in the market price of the Class I Non-Voting shares and the Class A non-voting shares, respectively, over the base value of the share appreciation rights exercised.

Share appreciation rights expense amounted to $5.1 million (2003 – $4.9 million).

17. Changes in non-cash working capital

	2004	2003
Operating activities, changes related to:		
Accounts receivable	**$ 200.1**	$(96.3)
Inventories	**(5.3)**	(56.4)
Deferred natural gas costs	**28.1**	4.0
Deferred electricity costs	**10.7**	21.7
Prepaid expenses	**1.2**	(0.9)
Accounts payable and accrued liabilities	**(179.3)**	67.0
Income taxes	**45.5**	7.7
Future income taxes	**(9.0)**	(5.0)
	$ 92.0	$(58.2)
Investing activities, changes related to:		
Inventories	**$ (0.2)**	$ 0.5
Prepaid expenses	**(0.1)**	0.3
Accounts payable and accrued liabilities	**(0.1)**	(33.9)
Income taxes	**11.0**	-
Future income taxes	**(2.8)**	-
	$ 7.8	$(33.1)
Financing activities, changes related to:		
Accounts receivable	**$ (1.7)**	$ 7.1

18. Joint ventures

The Corporation's interest in joint ventures is summarized below:

	2004	2003
Statement of earnings		
Revenues	**$ 506.5**	$ 461.1
Operating expenses	**351.8**	317.0
Depreciation and amortization	**44.5**	39.0
Interest	**45.0**	39.0
	65.2	66.1
Interest and other income	**6.7**	5.5
Earnings from joint ventures before income taxes	**$ 71.9**	$ 71.6
Balance sheet		
Current assets	**$ 260.0**	$ 158.0
Current liabilities	**(154.2)**	(129.3)
Property, plant and equipment	**1,146.0**	1,151.1
Deferred items – net	**(141.2)**	(58.0)
Long term debt	**(0.1)**	(0.1)
Non-recourse long term debt	**(673.0)**	(706.3)
Investment in joint ventures	**$ 437.5**	$ 415.4
Statement of cash flows		
Operating activities	**$ 38.4**	$ 89.9
Investing activities	**(57.1)**	(130.7)
Financing activities	**13.8**	19.9
Foreign currency translation	**(0.4)**	(4.7)
Decrease in cash position	**$ (5.3)**	$ (25.6)

Current assets include cash of $52.9 million (2003 — $58.7 million) which is only available for use within the joint ventures.

19. Related party transactions

In transactions with entities related through common control, the Corporation sold and rented manufactured product and recovered administrative expenses totaling $0.6 million (2003 — $1.0 million) and incurred advertising and promotion expenses and administrative expenses totaling $1.5 million (2003 — $1.5 million). These transactions are in the normal course of business and under normal commercial terms.

20. Employee future benefits

The Corporation maintains defined benefit and defined contribution pension plans for most of its employees and provides other post employment benefits, principally health, dental and life insurance, for retirees and their dependants. The defined benefit pension plans provide for pensions based on employees' length of service and final average earnings. As of 1997, new employees of Canadian Utilities automatically participate in the defined contribution pension plans and employees participating in the Canadian Utilities defined benefit pension plans may transfer to the defined contribution pension plans at any time. Upon transfer, further accumulation of benefits under the defined benefit pension plans ceases.

20. Employee future benefits (continued)

Information about the Corporation's benefit plans, in aggregate, is as follows:

	2004		2003	
	Pension Benefit Plans	**Other Post Employment Benefit Plans**	Pension Benefit Plans	Other Post Employment Benefit Plans
Benefit plan assets, obligations and funded status				
Market value of plan assets:				
Beginning of year	**$1,370.4**	**$ -**	$1,238.4	$ -
Actual return on plan assets	**121.3**	**-**	165.4	-
Employee contributions	**5.5**	**-**	5.5	-
Benefit payments	**(38.2)**	**-**	(35.6)	-
Payments to defined contribution plans	**(5.1)**	**-**	(3.3)	-
End of year	**$1,453.9**	**$ -**	$1,370.4	$ -
Accrued benefit obligations:				
Beginning of year	**$1,144.4**	**$ 63.8**	$ 998.4	$ 49.0
Current service cost	**24.7**	**2.1**	22.3	2.0
Interest cost	**72.9**	**3.9**	68.3	3.9
Employee contributions	**5.5**	**-**	5.5	-
Benefit payments from plan assets [1]	**(38.2)**	**-**	(35.6)	-
Benefit payments by employer	**(4.9)**	**(2.0)**	(4.2)	(1.7)
Experience losses [2]	**91.2**	**1.3**	89.7	10.6
End of year	**$1,295.6**	**$ 69.1**	$1,144.4	$ 63.8
Funded status:				
Excess (deficiency) of assets over obligations	**$ 158.3**	**$(69.1)**	$ 226.0	$(63.8)
Amounts not yet recognized in financial statements:				
Unrecognized net cumulative experience losses on plan assets and accrued benefit obligations	**328.5**	**14.9**	281.9	13.9
Unrecognized net transitional liability (asset)	**(292.2)**	**25.7**	(325.5)	28.0
Accrued asset (liability)	**194.6**	**(28.5)**	182.4	(21.9)
Regulatory asset (liability) [3]	**(137.6)**	**16.1**	(128.5)	12.5
Net accrued asset (liability) recognized (Notes 10, 13)	**$ 57.0**	**$(12.4)**	$ 53.9	$ (9.4)

(1) Pension plan benefit payments are indexed to increases in the Canadian Consumer Price Index to a maximum increase of 3% per annum.

(2) A change in the liability discount rate assumption resulted in experience losses in 2004 of approximately $72.0 million for the pension benefit plans.

(3) The regulatory asset (liability) reflects an AEUB decision to record costs of employee future benefits in the regulated operations, excluding Alberta Power (2000), when paid rather than accrued.

20. Employee future benefits (continued)

	2004		2003	
	Pension Benefit Plans	**Other Post Employment Benefit Plans**	Pension Benefit Plans	Other Post Employment Benefit Plans
Benefit plan cost (income)				
Components of benefit plan cost (income):				
Current service cost	**$ 24.7**	**$ 2.1**	$ 22.3	$ 2.0
Interest cost	**72.9**	**3.9**	68.3	3.9
Actual return on plan assets	**(121.3)**	**-**	(165.4)	-
Experience losses on accrued benefit obligations	**91.2**	**1.3**	89.7	10.6
	67.5	**7.3**	14.9	16.5
Adjustments to recognize long term nature of employee future benefits:				
Unrecognized portion of actual return on plan assets	**31.4**	**-**	71.3	-
Unrecognized portion of experience losses on accrued benefit obligations	**(91.2)**	**(1.3)**	(89.7)	(10.6)
Amortization of net cumulative experience losses on plan assets and accrued benefit obligations	**13.2**	**0.3**	14.1	0.4
Amortization of net transitional liability (asset)	**(33.3)**	**2.3**	(33.3)	2.3
	(79.9)	**1.3**	(37.6)	(7.9)
Defined benefit plans cost (income)	**(12.4)**	**8.6**	(22.7)	8.6
Defined contribution plans cost	**6.4**	**-**	4.5	-
Total cost (income)	**(6.0)**	**8.6**	(18.2)	8.6
Less: Capitalized	**1.2**	**2.0**	1.0	2.0
Less: Unrecognized defined benefit plans cost (income) [1]	**(10.2)**	**2.5**	(19.5)	2.5
Net cost recognized	**$ 3.0**	**$ 4.1**	$ 0.3	$ 4.1

[1] The unrecognized defined benefit plans cost (income) reflects an AEUB decision to record costs of employee future benefits in the regulated operations, excluding Alberta Power (2000), when paid rather than accrued.

In the unaudited three months ended December 31, 2004, net cost of $0.6 million (2003 – $0.3 million income) was recognized for pension benefit plans and net cost of $1.0 million (2003 – $1.4 million) was recognized for other post employment benefit plans.

20. Employee future benefits (continued)

Weighted average assumptions

	2004		2003	
	Pension Benefit Plans	**Other Post Employment Benefit Plans**	Pension Benefit Plans	Other Post Employment Benefit Plans
Assumptions regarding benefit plan cost (income):				
Expected long term rate of return on plan assets for the year	**7.25%**	-	7.5%	-
Liability discount rate for the year	**6.25%**	**6.25%**	6.5%	6.5%
Average compensation increase for the year	**3.0%**	-	2.75%	-
Assumptions regarding accrued benefit obligations:				
Liability discount rate at December 31	**5.9%**	**5.9%**	6.25%	6.25%
Long term inflation rate	**2.5%**	(1)	2.5%	(1)

(1) The assumed annual health care cost trend rate increases used in measuring the accumulated post employment benefit obligation are as follows: for drug costs, 9.9% for 2004 grading down over 9 years to 4.5% (2003 – 10.5% for 2003 grading down over 10 years to 4.5%), and, for other medical and dental costs, 4.0% for 2004 and thereafter (2003 – 4.0% for 2003 and thereafter).

The sensitivities of key assumptions used in measuring accrued benefit obligations and benefit plan cost (income) for 2004 are outlined in the following table. The sensitivities of each key assumption have been calculated independently of changes in other key assumptions. Actual experience may result in changes in a number of assumptions simultaneously.

	2004 Pension Benefit Plans		2004 Other Post Employment Benefit Plans	
	Accrued Benefit Obligation	Benefit Plan Cost (Income)	Accrued Benefit Obligation	Benefit Plan Cost (Income)
Expected long term rate of return on plan assets				
1% increase [1]	-	$(3.8)	-	-
1% decrease [1]	-	$ 3.8	-	-
Liability discount rate				
1% increase [1]	$(58.7)	$(5.2)	$(3.0)	$(0.3)
1% decrease [1]	$ 72.2	$ 6.3	$ 3.6	$ 0.4
Future compensation rate				
1% increase [1]	$ 19.6	$ 3.0	-	-
1% decrease [1]	$(15.2)	$(2.3)	-	-
Long term inflation rate				
1% increase [1] [2] [3]	$ 23.8	$ 3.2	$ 3.2	$ 0.5
1% decrease [1] [3]	$(40.2)	$(5.3)	$(2.6)	$(0.4)

(1) Sensitivities are net of the associated regulatory asset (liability) and unrecognized defined benefit plans cost (income), which reflect an AEUB decision to record costs of employee future benefits in the regulated operations, excluding Alberta Power (2000), when paid rather than accrued.

(2) The long term inflation rate for pension plans reflect the fact that pension plan benefit payments are indexed to increases in the Canadian Consumer Price Index to a maximum increase of 3.0% per annum.

(3) The long term inflation rate for other post employment benefit plans is the assumed annual health care cost trend rate described in the weighted average assumptions.

20. Employee future benefits (continued)

Pension benefit plan assets

	2004		2003	
	Amount	**%**	Amount	%
Plan asset mix:				
Equity securities [1]	**$ 840.8**	**57.8**	$ 845.2	61.7
Fixed income securities [2]	**525.1**	**36.1**	460.3	33.6
Real estate [3]	**36.2**	**2.5**	33.0	2.4
Cash and other assets [4]	**51.8**	**3.6**	31.9	2.3
	$1,453.9	**100.0**	$1,370.4	100.0

(1) Equity securities consist of investments in domestic and foreign preferred and common shares. At December 31, 2004, the market values of investments in United States' securities and international equities, denominated in a number of different currencies, are $137.6 million and $154.9 million, respectively (2003 – $137.3 million and $151.6 million, respectively).

(2) Fixed income securities consist of investments in federal and provincial government and corporate bonds and debentures.

(3) Real estate consists of investments in closed-end real estate funds.

(4) Cash and other assets consist of cash, short term notes and money market funds.

At December 31, 2004, plan assets include Class I Non-Voting shares of ATCO Ltd. having a market value of $11.8 million (2003 – $9.7 million), Class A non-voting and Class B common shares of Canadian Utilities Limited having a market value of $13.3 million (2003 – $12.4 million) and long term debt of CU Inc. having a market value of $5.3 million (2003 – $1.8 million).

Funding

Employees are required to contribute a percentage of their salary to the defined benefit pension plans. The Corporation is required to provide the balance of the funding, based on triennial actuarial valuations, necessary to ensure that benefits will be fully provided for at retirement. Based on the most recent actuarial valuation for funding purposes as of December 31, 2002, the Corporation is continuing a contribution holiday that began on April 1, 1996. The next actuarial valuation for funding purposes is required as of December 31, 2005.

Included in the accrued benefit obligations are certain supplementary defined benefit pension plans that are paid by the Corporation out of general revenues. These supplementary plans had accrued benefit obligations of $86.2 million at December 31, 2004 (2003 – $79.9 million).

21. Risk management and financial instruments

The Corporation is exposed to changes in interest rates, commodity prices and foreign currency exchange rates. The Power Generation segment is affected by the cost of natural gas and the price of electricity in the Province of Alberta and the United Kingdom and the Global Enterprises segment is affected by the cost of natural gas and the price of natural gas liquids. In conducting its business, the Corporation uses various instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. All such instruments are used only to manage risk and not for trading purposes.

21. **Risk management and financial instruments** (continued)

Interest rate risk

Long term debt and non-recourse long term debt have variable interest rates that have been hedged through the following interest rate swap agreements:

Swap Fixed Interest Rate [1]	Variable Debt Interest Rate	Completion Date	Principal/Face Value 2004	2003
6.435%	90 day BA	December 2004	$ -	$ 3.0
5.247%	90 day BA	December 2007	**59.7**	63.7
5.202%	90 day BA	September 2008	**79.6**	84.4
7.54%	90 day BA	November 2008	**6.4**	8.0
7.317%	90 day BA	December 2008	**10.0**	11.2
5.837%	90 day BA	June 2009	**12.2**	-
6.461%	90 day BA	June 2011	**4.9**	5.9
7.50%	6 month LIBOR	December 2011	**113.4**	116.4
7.286%	90 day BA	September 2012	**40.5**	42.8
7.3325%	Bank Bill Rate in Australia	December 2013	**42.6**	51.6
6.575%	90 day BA	March 2019	**49.4**	50.9
			$418.7	$437.9

BA – Bankers' Acceptance
LIBOR – London Interbank Offered Rate

[1] The above swap fixed interest rates include any long term debt margin fees (Note 12).

Foreign exchange rate risk

The Corporation has exposure to changes in the carrying values of its foreign operations, including assets and liabilities, as a result of changes in exchange rates.

The Corporation has entered into foreign exchange forward contracts in order to fix the exchange rate on certain planned equipment expenditures and operational cash flows denominated in U.S. dollars and Hungarian forints. At December 31, 2004, the contracts consist of the sale of $5.0 million U.S. in return for 927.2 million Hungarian forints, and there were no contracts outstanding to purchase U.S. dollars (2003 — $0.5 million U.S.).

Energy commodity price risk

In March 2004, the AEUB issued a decision respecting the operation of ATCO Gas' Carbon storage facility for the 2004/2005 storage year, which ends on March 31, 2005. The decision directed ATCO Gas to continue to reserve 16.7 petajoules of storage capacity for the benefit of utility customers. As a result of an AEUB approved storage plan, ATCO Gas has entered into certain energy contracts for the forward purchase and sale of natural gas for storage purposes. All associated costs and benefits of these contracts are passed to customers through regulated rates and, accordingly, ATCO Gas does not bear any risk for price fluctuations provided that the contracts are in accordance with the storage plan. At December 31, 2004, the contracts consist of natural gas sales of 12,802 terajoules ("TJ") for $76.3 million (2003 — 151 TJ for $1.0 million) and natural gas purchases of 107 TJ for $0.6 million (2003 — 151 TJ for $1.0 million).

21. Risk management and financial instruments (continued)

Fair values

The fair values of derivatives have been estimated using year-end market rates. These fair values approximate the amount that the Corporation would either pay or receive to settle the contract at December 31.

	2004			2003		
	Notional Principal	**Fair Value (Payable) Receivable**	**Maturity**	Notional Principal	Fair Value (Payable) Receivable	Maturity
Interest rate swaps	**$418.7**	**$(19.7)**	**2007-2019**	$437.9	$(17.4)	2004-2019
Foreign exchange forward contracts	**$ 6.0**	**$ (0.1)**	**2005**	$ 0.7	Nil	2004

Credit risk

Derivative credit risk arises from the possibility that a counterparty to a contract fails to perform according to the terms and conditions of that contract. Derivative credit risk is minimized by dealing with large, credit-worthy counterparties in accordance with established credit approval policies. Accounts receivable credit risk is reduced by a large and diversified customer base, requirement of letters of credit and, for regulated operations other than Alberta Power (2000), the ability to recover an estimate for doubtful accounts through approved customer rates.

22. Commitments and contingencies

Commitments

The Corporation has contractual obligations in the normal course of business, including long term operating leases for manufacturing facilities, office premises and equipment. Future minimum lease payments are as follows:

2005	2006	2007	2008	2009	Total of All Subsequent Years
$16.4	$14.3	$12.7	$11.9	$5.0	$9.6

Contingencies

The Corporation is party to a number of disputes and lawsuits in the normal course of business. The Corporation believes that the ultimate liability arising from these matters will have no material impact on the consolidated financial statements.

As a result of recent decisions of the Supreme Court of Canada in Garland vs. Consumers' Gas Co., the imposition of late payment penalties on utility bills has been called into question. The Corporation is unable to determine at this time the impact, if any, that these decisions will have on the Corporation.

23. Regulatory matters

In a decision dated October 2, 2003, the AEUB approved, among other things, a rate of return on common equity of 9.40% and a common equity ratio of 32% for ATCO Electric's transmission operations and 35% for its distribution operations for 2003. These reductions in the common equity ratios reduced the common equity that ATCO Electric was allowed to earn a return on by $83.0 million for 2003. The decision also set aside certain transactions with affiliates that will be addressed in a separate proceeding, currently in progress. In a decision dated July 2, 2004, the AEUB issued its Generic Cost of Capital decision (as described below) which approved, among other things, a return on common equity of 9.60% for 2004 and a common equity ratio of 33% for ATCO Electric's transmission operations and 37% for its distribution operations beginning in 2004. These increases in the common equity ratios increased the common equity that ATCO Electric was allowed to earn a return on by $22.3 million for 2004 as compared to 2003.

In a decision dated October 1, 2003, the AEUB approved for ATCO Gas, among other things, a rate of return on common equity of 9.50% for 2003 and 2004 and a common equity ratio of 37% for 2003 and 2004. The decision also set aside certain transactions with affiliates that will be addressed in a separate proceeding, currently in progress. In a decision dated July 2, 2004, the AEUB issued its Generic Cost of Capital decision which approved, among other things, ATCO Gas' common equity ratio of 38% beginning in 2005. As ATCO Gas' return on common equity for 2004 was already established, the standardized approach approved by the AEUB in its Generic Cost of Capital decision for determining the return on common equity will be applied beginning in 2005.

In a decision dated December 2, 2003, the AEUB approved for ATCO Pipelines, among other things, a rate of return on common equity of 9.50% and a common equity ratio of 43.5% for 2003. In a decision dated July 13, 2004, the AEUB awarded additional revenue with respect to the revenue forecasts of certain industrial customers. The decision also set aside certain transactions with affiliates that will be addressed in a separate proceeding, currently in progress. In a decision dated July 2, 2004, the AEUB issued its Generic Cost of Capital decision which approved, among other things, ATCO Pipelines' return on common equity of 9.60% for 2004 and a common equity ratio of 43% beginning in 2004.

The Generic Cost of Capital decision established a standardized approach for each utility company regulated by the AEUB for determining the rate of return on common equity based upon a return of 9.60% on common equity. This rate of return will be adjusted annually by 75% of the change in long term Canada bond yield as forecast in the November Consensus Forecast, adjusted for the average difference between the 10 year and 30 year Canada bond yields for the month of October as reported in the National Post. This adjustment mechanism is the same as the National Energy Board uses in determining its formula based rate of return. The AEUB will undertake a review of this mechanism for the year 2009 or if the rate of return resulting from the formula is less than 7.6% or greater than 11.6%. The AEUB also noted that any party, at any time, could petition for a review of the adjustment formula if that party can demonstrate a material change in facts or circumstances.

The decision also established the appropriate capital structure for each utility regulated by the AEUB. The AEUB determined that any proposed changes to the approved capital structure which result from a material change in the investment risk of a utility will be addressed at utility specific rate applications.

In November 2004, the AEUB announced a generic return on common equity of 9.50% for 2005. The AEUB also announced that the 2005 generic return on equity would only apply to utilities which file rate applications in 2005. If no rate applications are filed, then existing return on common equity rates will continue to apply.

The Corporation has a number of other regulatory filings and regulatory hearing submissions before the AEUB for which decisions have not been received. The outcome of these matters cannot be determined at this time.

24. Segmented information

Description of segments

In August 2004, the Corporation reorganized its management reporting structure into the following business segments:

The **Utilities** Business Group includes the regulated distribution of natural gas by ATCO Gas, the regulated distribution and transmission of electric energy by ATCO Electric and its subsidiaries, Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical, the regulated transportation of natural gas by ATCO Pipelines, the regulated transmission and distribution of water by CU Water, and the provision of non-regulated complementary projects by ATCO Utility Services.

The **Power Generation** Business Group includes the non-regulated supply of electricity and cogeneration steam by ATCO Power and ATCO Resources and the regulated supply of electricity by Alberta Power (2000).

The **Global Enterprises** Business Group includes the non-regulated gathering, processing, storage, purchase and sale of natural gas by ATCO Midstream, the provision of project management and technical services for customers in the industrial, defence and transportation sectors by ATCO Frontec, the development, operation and support of information systems and technologies by ATCO I-Tek, the provision of billing services, payment processing, credit, collection and call centre services by ATCO I-Tek's subsidiary, ATCO I-Tek Business Services, the sale of fly ash and other combustion byproducts produced in coal fired electrical generating plants by ASHCOR Technologies, the manufacture of wood preservation products by Genics, the sale of travel services to both business and consumer sectors by ATCO Travel, the manufacture, sale and lease of transportable workforce shelter and space rentals products by ATCO Structures (Industrials) and the design, supply and construction of industrial noise abatement by ATCO Noise Management (Industrials).

The Corporate and Other segment includes commercial real estate owned by ATCO Ltd. and ATCO Investments in Calgary, Alberta and by Canadian Utilities in Fort McMurray, Alberta.

2003 segmented figures have been restated to conform to the current basis of segmentation.

Segmented results – Three months ended December 31

2004 2003	Utilities	Power Generation	Global Enterprises	Industrials	Corporate and Other	Intersegment Eliminations	Consolidated
(Unaudited)							
Revenues – external	**$293.8** $650.0	**$194.7** $179.6	**$183.8** $127.4	**$68.6** $51.0	**$ 1.0** $ 0.9	**$ -** $ -	**$ 741.9** $1,008.9
Revenues – intersegment [1]	**4.1** 6.2	**-** -	**30.0** 195.8	**-** 0.1	**4.0** 2.9	**(38.1)** (205.0)	**-** -
Revenues	**$297.9** $656.2	**$194.7** $179.6	**$213.8** $323.2	**$68.6** $51.1	**$ 5.0** $ 3.8	**$ (38.1)** $(205.0)	**$ 741.9** $1,008.9
Earnings attributable to Class I and Class II shares	**$ 20.0** $ 21.3	**$ 12.2** $ 18.4	**$ 16.7** $ 7.4	**$ 4.5** $ -	**$(11.4)** $ (4.7)	**$ (0.3)** $ 0.1	**$ 41.7** $ 42.5

[1] Intersegment revenues are recognized on the basis of prevailing market or regulated prices.

24. Segmented information (continued)

Segmented results – Year ended December 31

2004 2003	Utilities	Power Generation	Global Enterprises	Industrials	Corporate and Other	Intersegment Eliminations	Consolidated
Revenues – external	**$1,771.6**	**$ 692.3**	**$ 661.1**	**$220.0**	**$ 4.1**	**$ -**	**$3,349.1**
	$2,525.6	$ 677.4	$ 569.0	$154.2	$ 3.5	$ -	$3,929.7
Revenues – intersegment [1]	**18.2**	**-**	**337.1**	**0.1**	**11.7**	**(367.1)**	**-**
	23.0	-	656.6	0.2	12.1	(691.9)	-
Revenues	**1,789.8**	**692.3**	**998.2**	**220.1**	**15.8**	**(367.1)**	**3,349.1**
	2,548.6	677.4	1,225.6	154.4	15.6	(691.9)	3,929.7
Operating expenses	**1,328.6**	**372.2**	**867.2**	**185.6**	**12.0**	**(372.0)**	**2,393.6**
	2,077.5	373.8	1,118.0	139.6	14.2	(698.2)	3,024.9
Depreciation and amortization	**178.9**	**95.8**	**21.5**	**13.3**	**1.6**	**-**	**311.1**
	166.1	82.3	24.3	11.4	0.9	-	285.0
Interest expense	**118.8**	**93.5**	**2.4**	**2.3**	**148.6**	**(150.1)**	**215.5**
	114.0	81.3	2.7	1.5	146.6	(147.2)	198.9
Gain on transfer of retail energy supply businesses	**(63.3)**	**-**	**-**	**-**	**-**	**-**	**(63.3)**
	-	-	-	-	-	-	-
Interest and other income	**(8.6)**	**(7.9)**	**(2.4)**	**(0.7)**	**(163.4)**	**150.1**	**(32.9)**
	(8.8)	(7.5)	(5.9)	(1.5)	(159.6)	147.2	(36.1)
Earnings before income taxes and non-controlling interests	**235.4**	**138.7**	**109.5**	**19.6**	**17.0**	**4.9**	**525.1**
	199.8	147.5	86.5	3.4	13.5	6.3	457.0
Income taxes	**56.3**	**56.9**	**37.1**	**5.5**	**14.7**	**1.9**	**172.4**
	68.1	50.2	30.4	0.8	8.0	2.1	159.6
	179.1	**81.8**	**72.4**	**14.1**	**2.3**	**3.0**	**352.7**
	131.7	97.3	56.1	2.6	5.5	4.2	297.4
Dividends on equity preferred shares	**-**	**-**	**-**	**-**	**8.6**	**-**	**8.6**
	-	-	-	-	8.6	-	8.6
Non-controlling interests	**91.7**	**42.1**	**34.3**	**-**	**14.7**	**1.9**	**184.7**
	68.8	48.4	27.0	-	11.8	2.1	158.1
Earnings attributable to Class I and Class II shares	**$ 87.4**	**$ 39.7**	**$ 38.1**	**$ 14.1**	**$ (21.0)**	**$ 1.1**	**$ 159.4**
	$ 62.9	$ 48.9	$ 29.1	$ 2.6	$ (14.9)	$ 2.1	$ 130.7
Total assets	**$3,405.6**	**$2,435.5**	**$ 307.8**	**$204.1**	**$601.1**	**$ 85.4**	**$7,039.5**
	$3,418.5	$2,437.5	$ 320.9	$159.5	$250.2	$ 31.2	$6,617.8
Allocation of goodwill	**$ 46.5**	**$ 23.1**	**$ 1.6**	**$ -**	**$ -**	**$ -**	**$ 71.2**
	$ 46.5	$ 23.1	$ 1.6	$ -	$ -	$ -	$ 71.2
Purchase of property, plant and equipment	**$ 426.3**	**$ 87.4**	**$ 14.5**	**$ 57.4**	**$ 25.3**	**$ -**	**$ 610.9**
	$ 347.9	$ 152.7	$ 15.5	$ 22.7	$ 0.8	$ -	$ 539.6

[1] Intersegment revenues are recognized on the basis of prevailing market or regulated prices.

Geographic segments

	Domestic		Foreign		Consolidated	
	2004	2003	**2004**	2003	**2004**	2003
Revenues	**$2,975.3**	$3,578.9	**$373.8**	$350.8	**$3,349.1**	$3,929.7
Property, plant and equipment and goodwill	**$5,065.6**	$4,806.0	**$413.3**	$420.2	**$5,478.9**	$5,226.2

25. TXU Europe settlement

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited which had a long term "off take" agreement for 27.5% of the power produced by the 1,000 megawatt Barking generating plant in London, England, in which the Corporation, through Barking Power, has a 25.5% equity interest. Barking Power filed a claim for damages for breach of contract related to TXU Europe's obligations to purchase 27.5% of the power produced by the Barking generating plant. Following negotiations with the administrators, an agreement has now been reached with respect to Barking Power's claim. This agreement is reflected in the company voluntary arrangements ("CVA's") which were approved on January 28, 2005.

On February 3, 2005, the Corporation announced that at TXU creditors' and members' meetings on January 28, 2005, CVA's under the United Kingdom Insolvency Act were approved in respect of certain TXU companies, including TXU Europe Energy Trading Limited and TXU Europe Group plc.

The CVA's will not become effective until on or about February 28, 2005, and any additional creditors are entitled to make claims until on or about March 15, 2005. The impact of the CVA's on the Corporation's financial condition and results cannot be determined at this time, but is expected to be positive.


SEC MAIL PROCESSING
RECEIVED
MAR 10 2005
WASH, D.C.
202
SECTION
ATCO
GROUP

ATCO Ltd.

2004 ANNUAL INFORMATION FORM

February 24, 2005

TABLE OF CONTENTS

Page

DEFINITIONS OF CERTAIN TERMS

Certain terms used in this Annual Information Form are defined below:

"AESO" means the Alberta Electric System Operator, formerly the Alberta Power Pool and the Transmission Administrator;

"AEUB" means the Alberta Energy and Utilities Board;

"AGP" means ATCO Gas and Pipelines Ltd.;

"Alberta Power (2000)" means Alberta Power (2000) Ltd.;

"ASHCOR Technologies" means ASHCOR Technologies Ltd.;

"ATCO" means ATCO Ltd.;

"ATCO Electric" means ATCO Electric Ltd.;

"ATCO Frontec" means ATCO Frontec Corp.;

"ATCO Gas" means the natural gas distribution division of AGP;

"ATCO I-Tek" means ATCO I-Tek Inc.

"ATCO I-Tek Business Services" means ATCO I-Tek Business Services Ltd.;

"ATCO Investments" means ATCO Investments Ltd.;

"ATCO Midstream" means ATCO Midstream Ltd.;

"ATCO Noise Management" means ATCO Noise Management Ltd.;

"ATCO Pipelines" means the natural gas transportation division of AGP;

"ATCO Power" means ATCO Power Ltd. together with its subsidiaries;

"ATCO Resources" means ATCO Resources Ltd.;

"ATCO Structures" means ATCO Structures Inc. together with its subsidiaries;

"ATCO Travel" means ATCO Travel Ltd.;

"ATCO Utility Services" means ATCO Utility Services Ltd.;

"BPL" means Barking Power Limited;

"Canadian Utilities" means Canadian Utilities Limited together with all its subsidiaries;

"Class I Shares" means the Class I Non-Voting Shares of the Corporation;

"Class II Shares" means the Class II Voting Shares of the Corporation;

"Corporation" means ATCO Ltd. and, unless the context otherwise requires, includes its subsidiaries;

"CU" means Canadian Utilities Limited;

"CU Water" means CU Water Limited;

"EEEP" means the Edmonton Ethane Extraction Plant;

"EUA" means the Electric Utilities Act (Alberta);

"Genics" means Genics Inc.;

"km" means kilometre;

“Mmcf” means one million cubic feet and “Bcf” means one billion cubic feet;

“negotiated settlement” means an agreement related to a revenue requirement and/or customer rates for a specific period of time resulting from direct negotiations between a utility and its customers. A negotiated settlement avoids the need for a general rate application for the duration of the agreement. All negotiated settlements must be approved by the AEUB;

“NLD” means Northland Utilities (NWT) Limited;

“NUY” means Northland Utilities (Yellowknife) Limited;

“petajoule” means a unit of energy equal to approximately 948.2 billion British thermal units, “terajoule” means a unit of energy equal to approximately 948.2 million British thermal units and “gigajoule” means a unit of energy equal to approximately 948.2 thousand British thermal units;

“PPA” means power purchase arrangement that became effective on January 1, 2001, as part of the process of restructuring the electric utility business in Alberta. The PPA’s are legislatively mandated and approved by the AEUB;

“REA” means Rural Electrification Association. REA’s are constituted under the Rural Utilities Act (Alberta) by groups of persons carrying on farming operations. Each REA purchases electric power for distribution to its members through a distribution system owned by that REA;

“Thames Power” means Thames Power Limited;

“YECL” means The Yukon Electrical Company Limited.

ATCO LTD.

The Corporation is the successor to the business commenced in 1947 by the late S.D. Southern and R.D. Southern and was incorporated under The Companies Act (Alberta) by Certificate of Incorporation dated August 31, 1962. The Corporation was continued under the Business Corporations Act (Alberta) on March 13, 1984. The address of the principal and registered office of the Corporation is 1600 ATCO Centre, 909 – 11th Avenue S.W., Calgary, Alberta T2R 1N6.

The following chart includes the names of the principal operating subsidiaries of the Corporation, the jurisdictions under the laws of which they are organized and the percentages of their shares beneficially owned or over which control or direction is exercised by the Corporation.



ATCO Ltd.
(Alberta)
(1)
Canadian Utilities Limited
(Canada)
100%
CU Inc.
(Canada)
100%
ATCO Gas and Pipelines Ltd.
(Alberta)
100%
CU Water Limited
(Canada)
100%
Alberta Power (2000) Ltd.
(Canada)
100%
ATCO Electric Ltd.
(Canada)
100%
The Yukon Electrical Company Limited
(Yukon Territory)
100%
Norven Holdings Inc.
(Canada)
76%
Northland Utilities Enterprises Ltd.
(Canada)
100%
Northland Utilities (Yellowknife) Limited
(Canada)
100%
Northland Utilities (NWT) Limited
(Northwest Territories)
100%
ATCO Utility Services Ltd.
(Canada)
100%
ATCO Power Ltd.
(Canada)
100%
ATCO Power Canada Ltd.
(Canada)
100%
ATCO Power Generation Ltd.
(England)
50%
Thames Power Limited
(England)
51%
Barking Power Limited
(England)
100%
ATCO Power Australia Pty Ltd.
(Australia)
100%
ATCO Midstream Ltd.
(Canada)
100%
ATCO Frontec Corp.
(Alberta)
100%
ATCO Travel Ltd.
(Canada)
100%
ATCO I-Tek Inc.
(Canada)
100%
ATCO I-Tek Business Services Ltd.
(Canada)
100%
ASHCOR Technologies Ltd.
(Canada)
50%
Genics Inc.
(Alberta)
100%
ATCO Structures Inc.
(Alberta)
100%
ATCO Structures Pty Ltd.
(Australia)
100%
ATCO Structures (U.S.A.) Inc.
(Alaska)
100%
ATCO Europe Kft.
(Hungary)
100%
ATCO Structures U.K. Ltd.
(United Kingdom)
50%
Tecno Fast ATCO S.A.
(Chile)
100%
ATCO Noise Management Ltd.
(Alberta)
100%
ATCO Investments Ltd.
(Alberta)
100%
ATCO Resources Ltd.
(Alberta)

Note: At December 31, 2004, ATCO Ltd. owned 74.2% of the Class B common shares, being the only voting securities outstanding, and 40.0% of the Class A non-voting shares of Canadian Utilities Limited.

BUSINESS OF THE CORPORATION

The Corporation is a holding company. Its principal operating subsidiaries are engaged in regulated natural gas and electric energy operations, primarily in Alberta, and in related non-regulated operations. Regulated operations are conducted by ATCO Electric and its subsidiaries, NLD, NUY and YECL, ATCO Gas and ATCO Pipelines. Included in regulated operations are the generating plants of Alberta Power (2000), which were regulated by the AEUB until December 31, 2000, but are now governed by legislatively mandated PPA's that were approved by the AEUB. These plants are included in regulated operations primarily because the PPA's are designed to allow the owners of generating plants constructed before January 1, 1996, to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPA's. The plants will become deregulated upon the expiry of the PPA's. Each PPA is to remain in effect until the earlier of the last day of the estimated life of the related generating plant and December 31, 2020.

In August 2004, the Corporation reorganized its management reporting structure into the following business segments:

The **Utilities** Business Group includes the regulated distribution of natural gas by ATCO Gas, the regulated distribution and transmission of electric energy by ATCO Electric and its subsidiaries, NLD, NUY and YECL, the regulated transportation of natural gas by ATCO Pipelines, the regulated transmission and distribution of water by CU Water, and the provision of non-regulated complementary projects by ATCO Utility Services.

The **Power Generation** Business Group includes the non-regulated supply of electricity and cogeneration steam by ATCO Power and ATCO Resources and the regulated supply of electricity by Alberta Power (2000).

The **Global Enterprises** Business Group includes the non-regulated gathering, processing, storage, purchase and sale of natural gas by ATCO Midstream, the provision of project management and technical services for customers in the industrial, defence and transportation sectors by ATCO Frontec, the development, operation and support of information systems and technologies by ATCO I-Tek, the provision of billing services, payment processing, credit, collection and call centre services by ATCO I-Tek's subsidiary, ATCO I-Tek Business Services, the sale of fly ash and other combustion byproducts produced in coal fired electrical generating plants by ASHCOR Technologies, the manufacture of wood preservation products by Genics, the sale of travel services to both business and consumer sectors by ATCO Travel, the manufacture, sale and lease of transportable workforce shelter and space rentals products by ATCO Structures (Industrials) and the design, supply and construction of industrial noise abatement by ATCO Noise Management (Industrials).

The Corporate and Other segment includes commercial real estate owned by ATCO Ltd. and ATCO Investments in Calgary, Alberta and by Canadian Utilities in Fort McMurray, Alberta.

Three Year History

The significant events and conditions affecting the Corporation's business during the past three years are summarized below. A number of these events and conditions are discussed in greater detail under the headings "Business of the Corporation" and "Government Regulation" in this Annual Information Form.

2004:

- Volatility in prices received for electricity sold to the AESO by ATCO Power and ATCO Resources.

- In September 2004, ATCO Structures announced it had been awarded a contract to supply a 2,100 person camp to Nexen Inc. for the Long Lake project in the Athabasca oil sands region of northern Alberta. The camp is expected to be completed by June 2005.

- In August 2004, the Corporation reorganized its structure into three business groups: **Utilities** (ATCO Gas, ATCO Electric and its subsidiaries, NLD, NUY and YECL, ATCO Pipelines, CU Water, ATCO Utility Services); **Power Generation** (ATCO Power, ATCO Resources, Alberta Power (2000)); and **Global Enterprises** (ATCO Midstream, ATCO Frontec, ATCO I-Tek and its subsidiary ATCO I-Tek Business Services, ASHCOR Technologies, Genics, ATCO Travel, ATCO Structures, ATCO Noise Management).

- In August 2004, ATCO Electric completed construction of a $99.0 million, 350 kilometre 240 kilovolt transmission line between Fort McMurray and Whitefish Lake.

- In a decision dated July 13, 2004, the AEUB awarded ATCO Pipelines additional revenue with respect to the revenue forecasts of certain industrial customers.

- In July 2004, ATCO Power's and ATCO Resources' Brighton Beach generating plant in Windsor, Ontario was completed and commenced commercial operations.

- In July 2004, the AEUB issued its Generic Cost of Capital decision, establishing a standardized approach for determining the rate of return on common equity for each utility company (ATCO Electric, ATCO Gas and ATCO Pipelines) regulated by the AEUB. The decision also established capital structures for each utility company regulated by the AEUB. This resulted in:
  - ATCO Electric obtaining an approved 2004 return on common equity of 9.60% and a common equity ratio of 33% for its transmission operations and 37% for its distribution operations. The impact of this decision was an increase in the common equity that ATCO Electric was allowed to earn a return on by $23.0 million in 2004.
  - ATCO Pipelines obtaining an approved 2004 rate of return on common equity of 9.60% and a common equity ratio of 43%.

- ATCO Gas was not impacted by this decision for 2004 as its return on common equity of 9.50% and its common equity ratio of 37% had already been approved by the AEUB in a decision dated October 1, 2003. The Generic Cost of Capital decision approved, among other things, ATCO Gas' common equity ratio of 38% beginning in 2005.

- In 2001, the Corporation received and paid income tax reassessments of $21.3 million relating to the 1996 disposal of ATCOR Resources Ltd. Of this amount, $12.9 million was assessed to Canadian Utilities Limited and $8.4 million to ATCO Ltd. The Corporation did not agree with these reassessment and contested the matter with tax authorities. Accordingly, the payments were recorded as a reduction of future income tax liabilities.

  During 2003, the Corporation was successful in appealing the reassessments to the Tax Court of Canada. The Federal Government appealed the Tax Court's decision to the Federal Court of Appeal, which issued a decision on June 18, 2004 in favor of Canadian Utilities Limited with respect to the entire amount of its $12.9 million reassessment, and in favor of ATCO Ltd. for $1.7 million of its $8.4 million reassessment. The Federal Government did not appeal the Federal Court of Appeal's decision to the Supreme Court of Canada. With respect to Canadian Utilities Limited, the Corporation has received a refund of $15.1 million, including interest, and has reversed the future income tax reduction of $12.9 million. With respect to ATCO Ltd., the Corporation has filed for leave to appeal the Federal Court of Appeal's decision to the Supreme Court of Canada. Due to the uncertainty as to whether the Supreme Court of Canada will hear the Corporation's leave to appeal, the Corporation has reversed the future income tax reduction of $8.4 million, reduced income taxes payable by $1.7 million for the expected refund and charged $6.7 million to earnings.

- On May 4, 2004, ATCO Gas and ATCO Electric closed the transfer of their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc for $90 million. The transfer increased 2004 earnings by $28.5 million.

  As a result of the transfer, ATCO Gas and ATCO Electric are no longer involved in arranging for the supply and sale of natural gas and electricity to customers, but continue to own the assets and provide transportation and distribution services under AEUB approved rates that provide for a recovery of costs of service and fair return.

- ATCO I-Tek Business Services entered into a 10 year contract to provide billing and call centre services to DEML.

2003:

- Volatility in prices received for electricity sold to the AESO by ATCO Power and ATCO Resources.

- In a decision dated December 2, 2003, the AEUB approved for ATCO Pipelines, among other things, a rate of return on common equity of 9.50% and a common equity ratio of 43.5% for 2003. The decision also set aside certain transactions with affiliates that will be addressed in a separate proceeding, currently in progress.

- In December 2003, ATCO Power's and ATCO Resources' Scotford generating plant at Scotford, Alberta was completed and commenced commercial operations.

- In a decision dated October 2, 2003, the AEUB approved, among other things, a rate of return on common equity of 9.40% and a common equity ratio of 32% for ATCO Electric's transmission operations and 35% for its distribution operations for 2003. These reductions in the common equity ratios reduced the common equity that ATCO Electric was allowed to earn a return on by $83.0 million for 2003. The decision also set aside certain transactions with affiliates that will be addressed in a separate proceeding, currently in progress.

- In a decision dated October 1, 2003, the AEUB approved for ATCO Gas, among other things, a rate of return on common equity of 9.50% for 2003 and 2004 and a common equity ratio of 37% for 2003 and 2004. The decision also set aside certain transactions with affiliates that will be addressed in a separate proceeding, currently in progress.

- In September 2003, ATCO Frontec's contract with the Department of National Defense to provide support services for six peace-keeping installations in Bosnia-Herzagovina expired.

- In April 2003, the AEUB determined that it would proceed with a generic cost of capital hearing to focus on the possibility of establishing a standardized approach to determine the rate of return on equity and capital structure for all utilities under the jurisdiction of the AEUB.

- In the first quarter of 2003, ATCO Gas commenced the first phase of a $278 million project to relocate natural gas meters currently inside homes to the outside. The project will make the distribution system safer by relocating and replacing aging infrastructure, improve metering accuracy and accessibility, and facilitate more efficient meter reading. The AEUB approved a program which will result in meters with underground entries being relocated over 10 years and all other inside meters moved as part of the existing meter recall program. The decision also allows ATCO Gas to move meters at any time if they are deemed unsafe.

Three Year History - continued

- In January 2003, ATCO Power's and ATCO Resources' Cory generating plant near Saskatoon, Saskatchewan was completed and commenced commercial operations.

- In January 2003, ATCO Power's and ATCO Resources' Muskeg generating plant near Fort McMurray, Alberta was completed and commenced commercial operations.

2002:

- Volatility in prices received for electricity sold to the AESO by ATCO Power and ATCO Resources.

- In December 2002, the Corporation announced that Direct Energy Marketing Limited had agreed to purchase the retail energy businesses of ATCO Gas and ATCO Electric. The transaction was subject to the satisfaction of certain conditions, including the receipt of required regulatory approvals and the Alberta Legislature passing amendments to Alberta's natural gas and electricity legislation that reflect the market refinements announced by the Minister of Energy in August 2002.

- In December 2002, the AEUB issued a decision approving the sale of ATCO Gas' Beaverhill Lake and Fort Saskatchewan natural gas producing properties. The properties, located east of Edmonton, were sold to NCE Petrofund on January 1, 2003 for $31.5 million. In the decision, the AEUB also approved a settlement to refund $23 million of the sale proceeds to ATCO Gas' North division customers. The balance of the proceeds were used to recover ATCO Gas' book value investment in the assets and costs of disposition. The sale had no impact on earnings.

- In November 2002, an administration order was issued by a United Kingdom court for TXU Europe Energy Trading Ltd. ("TXU Europe"), which had a long term offtake agreement for 27.5% of the power produced by ATCO Power's Barking power plant. The Barking power plant continued to supply 725 megawatts of power under long term contracts. The 275 megawatts of power previously supplied to TXU Europe were sold under short term bilateral agreements.

- In July 2002, the AEUB issued a decision denying NOVA Gas Transmission Ltd.'s application to construct and operate a natural gas pipeline into the Fort Saskatchewan industrial area, an area currently served by ATCO Pipelines.

Three Year History - continued

- In January 2002, ATCO Gas sold its Viking-Kinsella natural gas producing property, which had a net book value of approximately $40 million, for $550 million. In accordance with an AEUB decision, $385.0 million plus related adjustments for future abandonment and future income taxes of $20.6 million, for a total of $405.6 million, was distributed to customers by way of lump sum payments. The Corporation's share of the net proceeds was $150.5 million, after adjustments, resulting in a gain of $110.1 million before income taxes of $42.8 million and non-controlling interests of $32.4 million. This sale increased 2002 earnings by $34.9 million.

- In the first quarter of 2002 ATCO Structure's Australian subsidiary announced a $40 million contract to design, manufacture and install accommodation facilities for 2,500 workers at the Goro Nickel project in New Caledonia.

Transfer of the Retail Energy Supply Businesses

On May 4, 2004, ATCO Gas and ATCO Electric closed the transfer of their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc ("Transfer of the Retail Energy Supply Businesses"). Proceeds of the transfer were $90 million, of which $45 million was paid at closing, with the remainder to be paid 12 months following closing. Net proceeds, after adjustments related to legal, transition and other deferred costs pertaining to the transfer of the retail energy supply businesses, resulted in a gain of $63.3 million before income taxes of $8.2 million and non-controlling interests of $26.6 million. This transfer increased 2004 earnings by $28.5 million.

The Corporation's revenues and natural gas supply and purchased power costs after May 4, 2004, will be reduced accordingly for 2004 and thereafter. Subsequent to May 4, 2004, ATCO Gas continued to purchase natural gas on behalf of DEML until the transfer of the relevant ATCO Gas natural gas purchase contracts to DEML was completed in September 2004. There will be no ongoing impact on earnings resulting from the transfer of these businesses as natural gas and electricity have historically been sold to customers on a "no-margin" basis. ATCO Gas and ATCO Electric continue to own and operate the natural gas and electricity distribution systems used to deliver energy.

Under the various transaction agreements, ATCO Gas and ATCO Electric transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions (the "transferred functions").

On May 4, 2004, DEML commenced supplying natural gas and electricity at regulated rates to residential, farm, commercial and small industrial customers in the ATCO Gas and ATCO Electric service areas and billing customers for their natural gas and electricity service.

If DEML fails to perform all or part of the transferred functions, ATCO Gas and ATCO Electric will be required under existing legislation to perform such functions in the interim until DEML is able to perform such functions. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the AEUB to do so), the agreements will terminate and the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and/or ATCO Electric.

Centrica plc, DEML's parent, has provided a $300 million guarantee supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services in respect of the ongoing relationships contemplated under the transaction agreements. The Centrica guarantee and letter of credit include limits for certain categories of claims, which limits cease to apply if the agreements are terminated. If the amount available to be drawn under the letter of credit at any time falls below $200 million, the agreements with DEML will terminate and the functions will revert to ATCO Gas and ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and ATCO Electric.

Canadian Utilities has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services' payment and indemnity obligations in respect of the ongoing relationships contemplated under the transaction agreements.

DEML has entered into a 10 year contract effective May 4, 2004, with ATCO I-Tek Business Services to provide billing and call centre services to ensure continued quality customer service. DEML has the ability to terminate this contract after the fifth anniversary upon immediate payment of termination fees which decline over the remaining term of the contract. Based upon current customer counts and service levels and a 10 year contract, revenues are estimated to be between $400-$500 million over the term of the contract.

ATCO Gas and ATCO Electric have also agreed not to compete in the regulated and unregulated retail energy business in Alberta for a period of ten years.

In December 2003, the AEUB issued a decision approving the transfer of the retail operations of ATCO Gas and ATCO Electric to DEML. The City of Calgary filed for leave to appeal the AEUB decision, including the allocation of proceeds to ATCO Gas and ATCO Electric. On June 30, 2004, the Alberta Court of Appeal dismissed the City of Calgary's application for leave to appeal.

Utilities

Natural Gas Distribution

ATCO Gas is primarily engaged in the business of distributing natural gas throughout Alberta and in the Lloydminster area of Saskatchewan. In addition, ATCO Gas stores and purchases natural gas. Although ATCO Gas is the major natural gas distributor in Alberta, certain areas are served by other natural gas utilities.

ATCO Gas' principal markets for the distribution of natural gas are in the communities of Edmonton, Calgary, Airdrie, Camrose, Fort McMurray, Grande Prairie, Lethbridge, Lloydminster, Red Deer, St. Albert and Sherwood Park, which have a combined population of approximately 2,054,000. Also served are 280 smaller communities as well as rural areas having a combined population of approximately 551,000, located on or in the vicinity of ATCO Pipelines' transportation systems or the natural gas transportation pipelines of other companies. ATCO Gas provides approximately 914,000 customers with natural gas service, of whom approximately 75% are located in the 11 communities named above.

The number of customers served by ATCO Gas as at the end of each of the last two years was as follows:

	2004	2003		
	Transportation Service	**Sales Service** (1)	**Transportation Service**	**Total**
Residential	834,883	760,508	49,413	809,921
Commercial	79,084	72,707	4,729	77,436
Industrial	359	260	107	367
Other	21	16	-	16
Affiliates	-	27	-	27
Total	914,347	833,518	54,249	887,767

Note:
(1) ATCO Gas no longer has sales service customers at the end of 2004 due to the Transfer of the Retail Energy Supply Businesses.

ATCO Gas owns and operates approximately 34,800 km of distribution mains. In addition, ATCO Gas owns modern service and maintenance facilities in major centres.

Revenues and earnings of ATCO Gas are affected by temperature and consequently winter weather can have a significant impact. During a typical year, more than 90% of the earnings of ATCO Gas are generated during the months of January, February, November and December.

The amounts of natural gas distributed by ATCO Gas for each of the last two years were as follows:

	2004			2003		
	Sales Service (1)	**Transportation Service**	**Total**	**Sales Service** (1)	**Transportation Service**	**Total**
			(petajoules)			
Residential	55.3	52.0	107.3	103.6	5.7	109.3
Commercial	43.2	54.9	98.1	84.5	15.6	100.1
Industrial	1.8	12.7	14.5	4.1	10.5	14.6
Other	2.3	0.5	2.8	5.8	-	5.8
Affiliates	-	-	-	0.2	-	0.2
Total	102.6	120.1	222.7	198.2	31.8	230.0

Note:
(1) Effective May 2004, with the completion of the Transfer of the Retail Energy Supply Businesses, ATCO Gas' existing sales service customers became transportation service customers.

Natural Gas Supply

As a result of the transfer of its retail energy supply business to DEML in May 2004, ATCO Gas is no longer involved in arranging for the supply and sale of natural gas to customers, but will continue to own the assets and provide transportation and distribution services under AEUB approved rates that provide for a recovery of costs of service and fair return.

ATCO Gas has ongoing obligations to purchase fixed quantities of natural gas from various gas producers at market prices that are in effect at the time the quantities are purchased. These obligations relate mostly to storage purchases and operational contracts pertaining to ATCO Gas' natural gas field storage facility at Carbon, Alberta, which was not included in the Transfer of the Retail Energy Supply Businesses to DEML and continues to be subject to AEUB regulation.

In the first quarter of 2003, ATCO Gas commenced the first phase of a $278 million project to relocate natural gas meters currently inside homes to the outside. The project will make the distribution system safer by relocating and replacing aging infrastructure, improve metering accuracy and accessibility, and facilitate more efficient meter reading. The AEUB approved a program which will result in meters with underground entries being relocated over 10 years and all other inside meters moved as part of the existing meter recall program. The decision also allows ATCO Gas to move meters at any time if they are deemed unsafe.

CU Water

CU Water is engaged in the transmission and distribution of water. CU Water owns and operates a distribution system to supply water to rural customers and small towns east of Edmonton. At the end of 2004, approximately 906 customers were being served directly by CU Water and, in addition, bulk water sales were being made to the towns of Tofield and Viking and to approximately 12 commercial water haulers. The operations of CU Water are subject to regulation by the AEUB.

Natural Gas Transportation

ATCO Pipelines is engaged in the business of transporting natural gas throughout Alberta.

ATCO Pipelines owns and operates extensive natural gas transportation systems. The systems consist of approximately 8,330 km of pipelines, 23 compressor sites and a salt cavern peaking facility. The systems have 207 producer receipt points, 78 interconnections with TransCanada Pipelines Limited, four interconnections with Alliance Pipeline and one interconnection with Many Islands Pipelines.

ATCO Pipelines' revenues are based primarily on contractual arrangements for access to its transportation systems. Contract demand for access, and interruptible (IT), overrun (OR) and variable volumes for each of the last two years was as follows:

	2004	2003
	(terajoules/day)	
Contract Demand:		
Producer	1,253	1,314
Industrial	1,054	1,075
Distribution	89	39
Affiliates	2,210	2,171
Total	4,606	4,599
IT/OR/Variable Volumes:		
Producer	257	209
Industrial	258	231
Distribution	7	18
Total	522	458
Total Contract Demand and IT/OR/Variable Volumes	5,128	5,057

In addition, ATCO Pipelines provides sales service to certain customers. ATCO Pipelines obtains natural gas for these customers from ATCO Gas. The AEUB has approved the conversion, by April 30, 2005, of sales service to transportation service for these customers, at which time it is expected that there will no longer be any remaining sales service customers.

Electric Distribution and Transmission

ATCO Electric is engaged in the business of distributing and transmitting electric energy to 238 communities as well as rural areas in east-central and northern Alberta. Included are the communities of Drumheller, Lloydminster, Grande Prairie and Fort McMurray as well as the oil sands areas near Fort McMurray and the heavy oil areas near Cold Lake and Peace River. Electric utility service is also provided to one community in British Columbia and to two communities in Saskatchewan. YECL serves 19 communities in the Yukon Territory, including the capital city of Whitehorse, and NUY and NLD serve nine communities in the Northwest Territories, including the capital city of Yellowknife.

Electricity distributed to the various classes of customers for each of the last two years was as follows:

	2004		2003	
	Millions of Kilowatt Hours	%	Millions of Kilowatt Hours	%
Industrial	6,597	67	6,502	67
Commercial	1,796	18	1,729	18
Residential	1,032	10	982	10
Rural, REAs and other	485	5	555	5
Total	9,910	100	9,768	100

The aggregate population of the areas provided with electric utility service by ATCO Electric, NUY, NLD and YECL is approximately 454,000 and service is provided to approximately 206,000 customers. ATCO Electric has been assigned approximately 65% of the designated service area within Alberta which contains approximately 15% of the existing provincial electrical load and 13% of the existing population.

The number of customers served by ATCO Electric, NUY, NLD and YECL as at the end of each of the last two years was as follows:

	2004		2003	
	Number	%	Number	%
Residential	138,066	67	135,263	67
Rural, REA's and other	29,421	14	29,135	14
Commercial	28,068	14	27,386	14
Industrial	10,691	5	10,484	5
Total	206,246	100	202,268	100

ATCO Electric, NUY, NLD and YECL own and operate extensive electric transmission and distribution systems. The systems consist of approximately 9,200 km of main transmission lines and 58,800 km of distribution lines. In addition, ATCO Electric delivers power to and operates approximately 12,100 km of REA-owned distribution lines.

ATCO Electric, NUY, NLD and YECL own and operate 33 diesel, natural gas turbine and hydro generating plants having an aggregate nameplate capacity of 63 megawatts in Alberta and in the Yukon and Northwest Territories. The maximum peak load demand for these plants during the year ended December 31, 2004, was 33 megawatts.

On August 30, 2004, ATCO Electric completed construction of a $99.0 million, 350 kilometre 240 kilovolt transmission line between Fort McMurray and Whitefish Lake. The project included three substations and the expansion of an existing substation. Construction was completed in 10 months. Typically, a project of this scale and complexity is constructed over two years.

Franchises

AGP, ATCO Electric, YECL, NUY and NLD distribute natural gas and electricity in incorporated communities under the authority of franchises or by-laws and in rural areas under approvals, permits or orders issued pursuant to applicable statutes.

In Edmonton, distribution of natural gas is carried on under the authority of an exclusive franchise. In 2004, AGP entered into an agreement with the City of Edmonton for a 10 year renewal of the franchise to November 15, 2015. The franchise renewal is subject to the right of the City of Edmonton, at the end of the renewal period, to purchase all of AGP's assets within the city and its assets outside the city used in supplying natural gas to the city. The purchase price would be the amount of the actual value thereof as a going concern plus 10% of such value. Although the franchise agreement gives the City certain rights of purchase, since 1935 the City has granted renewals for 10 year periods.

In Calgary, distribution of natural gas is carried on under the authority of a municipal by-law. The rights of AGP under this by-law, while not exclusive, are unrestricted as to time. The by-law does not confer any right on the City of Calgary to acquire the facilities used in providing the service.

The franchises under which service is provided in other incorporated communities in Alberta and in the Northwest Territories have been granted for periods of up to 20 years. These franchises are exclusive to AGP, ATCO Electric, NUY or NLD and are renewable by agreement for further periods not exceeding 20 years each in the case of AGP and 10 years in the case of ATCO Electric, NUY and NLD. If any franchise is not renewed, it remains in effect until such time as either party, with the approval of the prevailing regulatory authority, terminates it on six months written notice. Upon termination of a franchise the municipality may purchase the facilities used in connection with that franchise at a price to be agreed upon or, failing agreement, to be fixed by the prevailing regulatory authority. The franchise under which service is provided in the Yukon Territory was granted under the Public Utilities Act (Yukon Territory) and has no set expiry date.

Power Generation

Power generation operations are conducted by Alberta Power (2000), ATCO Power and ATCO Resources.

Regulated

Alberta Power (2000) is engaged in the regulated supply of electricity in Alberta. Alberta Power (2000)'s assets are operated by ATCO Power pursuant to management agreements. The generating plants of Alberta Power (2000) were regulated by the AEUB until December 31, 2000, but are now governed by legislatively mandated PPA's that were approved by the AEUB. These plants are included in regulated operations primarily because the PPA's are designed to allow the owners of generating plants constructed before January 1, 1996, to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPA's. The plants will become deregulated upon the expiry of the PPA's. Each PPA is to remain in effect until the earlier of the last day of the life of the related generating plant and December 31, 2020.

Substantially all of the electricity generated by Alberta Power (2000) is sold pursuant to PPA's with EPCOR Utilities Inc. (Battle River generating plant); Duke Energy Inc. (Rainbow generating plant); and the Alberta Balancing Pool (Sheerness generating plant). Under the PPA's, Alberta Power (2000) is required to make the generating capacity for each generating unit available to the purchaser of the PPA for that unit. In return, Alberta Power (2000) is entitled to recover its forecast fixed and variable costs for that unit from the PPA purchaser, including a return on common equity equal to the long term Canada bond rate plus 4.5% based on a deemed common equity ratio of 45%. Many of the forecast costs will be determined by indices, formulae or other means for the entire period of the PPA. Alberta Power (2000)'s actual results will vary and depend on performance compared to the forecasts on which the PPA's are based.

The name plate capacity ratings of Alberta Power (2000)'s generating plants are listed below.

Plant	Type of Generating Plant	Name Plate Capacity Rating (megawatts)	
Battle River	coal-fired steam turbine	670	
Sheerness	coal-fired steam turbine	380	(1)
Rainbow	natural gas turbine	88	
Sturgeon	natural gas turbine	18	
		1,156	

Note:
(1) Alberta Power (2000)'s ownership of the 760 megawatt name plate capacity.

Alberta Power (2000) manages the Sheerness generating plant under long term agreements with TransAlta Cogeneration L.P. for the equal sharing of ownership and cost of electric capacity.

Alberta Power (2000) owns or has committed under long term contracts sufficient coal supplies for the anticipated lives of its Battle River and Sheerness generating plants.

On January 29, 2004, the H.R. Milner generating plant was sold by the Alberta Balancing Pool to a third party and the contract under which Alberta Power (2000) had operated the plant on a cost of service basis since January 2001 was terminated. As part of the sale, Alberta Power (2000) was relieved of all decommissioning and reclamation obligations, including any environmental liabilities.

In August 2004, an arbitration tribunal appointed under the Battle River PPA determined that Alberta Power (2000) was entitled to recover $10.4 million of availability penalty payments, plus interest, from EPCOR Utilities Inc., the counterparty to the Battle River PPA, due to short term curtailed plant production during the first quarter of 2003 caused by unprecedented drought conditions. The $10.4 million of availability penalty payments plus interest, less costs associated with the arbitration proceedings, was recorded in Alberta Power (2000)'s deferred availability incentive balance sheet account and had no effect on Alberta Power (2000)'s 2004 earnings.

In June and July 2004, the Battle River generating plant's water levels were below those of 2003, which required the Corporation to limit generation to avoid exceeding the environmental license temperature limitations. The Corporation made force majeure claims for the period June 24, 2004, to July 4, 2004, and the period July 13, 2004 to July 26, 2004. The Corporation claimed $7 million with respect to these claims and was successful in reaching a negotiated settlement with EPCOR Utilities Inc. and the Alberta Balancing Pool in December 2004 for $5.2 million. The remaining $1.8 million and related costs of $0.2 million were recorded as a reduction to Alberta Power (2000)'s deferred availability incentive balance sheet account. The settlement had no effect on Alberta Power (2000)'s 2004 earnings.

Non-Regulated

ATCO Power and ATCO Resources are engaged in the non-regulated supply of electricity and cogeneration steam in Canada, the United Kingdom and Australia. ATCO Power also manages Alberta Power (2000)'s assets. ATCO Power continues to focus its development efforts on independent power production projects in Canada, Australia and the United Kingdom.

ATCO Power's and ATCO Resources' non-regulated independent cogeneration plants and generating plants, with their respective commissioning dates and name plate capacity ratings, are shown below.

Location	Commissioning Date	Name Plate Capacity Rating (megawatts)	Ownership	Net Ownership (megawatts)
Canada:				
Operating Units:				
McMahon, B.C.	1993	120	50.0%	60
Primrose, Alberta	1998	85	50.0%	42
Poplar Hill, Alberta	1998	45	100.0%	45
Rainbow Lake, Alberta	1999	90	50.0%	45
Joffre, Alberta	2000	480	40.0%	192
Valleyview, Alberta	2001	45	100.0%	45
Muskeg River, Alberta	2003	170	70.0%	119
Cory, Saskatchewan	2003	260	50.0%	130
Oldman River, Alberta	2003	32	100.0%	32
Scotford, Alberta	2003	170	100.0%	170
Brighton Beach, Ontario	2004	580	50.0%	290
United Kingdom:				
Operating Units:				
Barking, London	1995	1,000	25.5%	255
Heathrow Airport	1995	14	50.0%	7
Australia:				
Operating Units:				
Osborne, South Australia	1998	180	50.0%	90
Bulwer Island, Queensland	2001	33	50.0%	17
Total		3,304		1,539

Canada

ATCO Power has a 50% interest in a joint venture with McMahon Power Holdings L.P. The joint venture owns and operates the 120 megawatt McMahon cogeneration plant at Taylor, British Columbia. All of the electricity generated is sold to British Columbia Hydro and Power Authority ("BC Hydro") pursuant to an electricity purchase agreement expiring in 2014. In addition to generating electricity, the plant sells steam to Westcoast Energy Inc.'s adjacent natural gas processing plant.

A joint venture, owned by ATCO Power, Canadian Natural Resources Limited ("CNRL") and ATCO Resources, operates an 85 megawatt cogeneration power plant (the "Primrose Steam Enhancement Plant") near Bonnyville, Alberta. The joint venture sells electricity and steam to CNRL for use in its heavy oil recovery process. Any excess electricity generated is sold to the AESO or to specific customers. ATCO Power owns a 40% interest in the project, ATCO Resources owns 10% and CNRL owns 50%.

ATCO Power operates a 45 megawatt natural gas-fired generating plant at Poplar Hill near Grande Prairie, Alberta. Revenues are derived from power sold to the AESO and from transmission deferral credits contracted with the AESO. ATCO Power owns an 80% interest in the project and ATCO Resources owns 20%.

ATCO Power operates an 90 megawatt natural gas-fired generating plant at Rainbow Lake, Alberta which sells steam and electricity to Husky Energy Inc. ("Husky"). Surplus electricity is sold to the AESO. ATCO Power owns a 40% interest in the project, ATCO Resources owns 10% and Husky owns 50%.

ATCO Power, EPCOR Power Development Corporation and NOVA Chemicals Corporation ("NOVA") are participants in a joint venture which operates a 480 megawatt natural gas-fired cogeneration plant near Joffre, Alberta. ATCO Power is the operator of the facility. NOVA purchases all of the steam and approximately 25% of the electricity produced for use in NOVA's Joffre petrochemical site under an energy purchase agreement expiring in 2020. The balance of the output is sold to the AESO or to specific customers. ATCO Power owns a 32% interest in the project, ATCO Resources owns 8%, EPCOR Power Development Corporation owns 40% and NOVA owns 20%.

ATCO Power operates a 45 megawatt natural gas-fired generating plant near Valleyview, Alberta. All of the electricity produced by the plant is sold to the AESO. ATCO Power owns an 80% interest in the project and ATCO Resources owns 20%.

ATCO Power and SaskPower International Inc. ("SPI") are participants in a joint venture which operates a 170 megawatt natural gas-fired cogeneration plant and related facilities at the Athabasca Oil Sands Project ("AOSP") Muskeg River mine near Fort McMurray, Alberta. Approximately one-half of the electricity and all of the steam produced by the plant are supplied to AOSP for use in its Muskeg River mine. The balance of the electricity generated is sold to the AESO. ATCO Power owns a 56% interest in the project, ATCO Resources owns 14% and SPI owns 30%.

ATCO Power and SPI are participants in a joint venture which operates a 260 megawatt natural gas-fired cogeneration plant at Potash Corporation of Saskatchewan Inc.'s Cory Mine, located near Saskatoon, Saskatchewan. ATCO Power is the operator of the facility. Saskatchewan Power Corporation has agreed to purchase all of the electricity generated by the plant for 25 years. ATCO Power owns a 40% interest in the project, ATCO Resources owns 10% and SPI owns 50%.

ATCO Power operates a 32 megawatt hydroelectric generating plant at the Oldman River dam near Pincher Creek, Alberta. All of the electricity produced by the plant is sold to the AESO. ATCO Power owns an 80% interest in the project and ATCO Resources owns 20%. The Piikani Nation of Brockett, Alberta has an option which expires May 31, 2005, to purchase a 25% interest in the project.

ATCO Power operates a 170 megawatt natural gas-fired cogeneration plant at the AOSP upgrader at Scotford, Alberta. Approximately 80% of the electricity and all the thermal energy produced by the plant is supplied to AOSP for use in the upgrader and the balance of the electricity is sold to the AESO. ATCO Power owns an 80% interest in the project and ATCO Resources owns 20%.

A partnership formed by ATCO Power and Ontario Power Generation ("OPG") owns and operates the Brighton Beach power plant, a 580 megawatt natural gas-fired combined cycle generating plant in Windsor, Ontario. Coral Energy Canada Inc. supplies and pays for the natural gas used at the plant and owns, markets and trades all the electricity produced under contracts expiring in 2024. Construction of the plant has been completed and commercial operation commenced in July 2004. ATCO Power owns a 40% interest in the project, ATCO Resources owns 10% and OPG owns 50%.

ATCO Power and SaskPower International Inc. announced in September 2004 that they will not proceed with their joint venture to build 150 megawatts of wind generation in Saskatchewan.

At December 31, 2004, all of ATCO Power's and ATCO Resources' non-regulated independent generating plants were in service.

United Kingdom

ATCO Power and Balfour Beatty plc, a United Kingdom construction group, each own a 50% equity interest in Thames Power, a London, England based company. Thames Power has a 51% interest in BPL which owns a 1,000 megawatt natural gas-fired combined cycle generating plant at Dagenham in London, England (the "Barking power plant"). EDF Energy (Energy Branch) plc, SSE Energy Supply Limited, and TXU Europe Power Limited (the "Regional Electricity Companies") own the remaining 49% interest in BPL. The Regional Electricity Companies have entered into long term agreements expiring in 2010 to purchase all of the electricity produced at the plant. The Barking power plant is operated by ATCO Power.

On November 19, 2002, an administration order was issued by an English Court against TXU Europe which had a long term "off take" agreement for 27.5% of the power produced by the 1,000 megawatt Barking generating plant in London, England, in which the Corporation, through Barking Power, has a 25.5% equity interest. Barking Power filed a claim for damages for breach of contract related to TXU Europe's obligations to purchase 27.5% of the power produced by the Barking generating plant. Following negotiations with the administrators, an agreement has now been reached with respect to Barking Power's claim. This agreement is reflected in the company voluntary arrangements ("CVAs") which were approved on January 28, 2005.

On February 3, 2005, the Corporation announced that at TXU creditors' and members' meetings on January 28, 2005, CVAs under the United Kingdom Insolvency Act were approved in respect of certain TXU companies, including TXU Europe Energy Trading Limited and TXU Europe Group plc.

The CVAs will not become effective until on or about February 28, 2005, and any additional creditors are entitled to make claims until on or about March 15, 2005. The impact of the CVAs on the Corporation's financial condition and results cannot be determined at this time, but is expected to be positive.

The Barking generating plant has continued to supply 725 megawatts of power under long term contracts with other purchasers. The 275 megawatts of power previously supplied to TXU Europe is currently being sold into the United Kingdom electricity market on a merchant basis under a one year marketing agreement.

ATCO Power has a 50% interest in a joint venture with a subsidiary of EDF Energy plc. The joint venture owns and operates a facility consisting of a 14 megawatt natural gas turbine, 40 megawatts of boiler capacity and an associated heat distribution system at London's Heathrow Airport. The joint venture has a 15 year energy services contract, expiring in 2010, with BAA plc, owner of the Heathrow Airport, for all of the electric energy and hot water produced by the facility.

Australia

ATCO Power has a 50% interest in a joint venture with Origin Energy Limited ("Origin"). The joint venture owns and operates a 180 megawatt cogeneration plant in Osborne, South Australia. This joint venture supplies electricity to Flinders Osborne Trading Pty Ltd ("FOT") under a 20 year electricity purchase agreement expiring in 2018. In addition to generating electricity, the plant provides steam under a 20 year agreement, expiring in 2018, to Penrice Soda Products Pty Ltd.

In December 2002, the joint venture was advised that FOT's parent corporation would no longer provide financial support to FOT. FOT continues to meet its obligations under its agreements with the joint venture. The Government of South Australia has guaranteed the obligations of FOT under these agreements.

ATCO Power has a 50% interest in a consortium with Origin. The consortium owns and operates a 33 megawatt natural gas-fired cogeneration plant and other utility infrastructure at BP Amoco plc's ("BP") Bulwer Island refinery, near Brisbane, Queensland. All of the power and steam produced by the plant is sold to BP under a 20 year agreement expiring in 2021.

Global Enterprises

Non-Regulated Natural Gas Gathering, Processing and Storage

ATCO Midstream owns and operates non-regulated gathering and processing facilities in Alberta. ATCO Midstream also provides management and procurement services for ATCO Gas' storage field at Carbon, Alberta and natural gas procurement services for ATCO Power, ATCO Resources and other subsidiaries of the Corporation. Upon the Transfer of the Retail Energy Supply Businesses in 2004, ATCO Midstream ceased providing natural gas procurement services to ATCO Gas except for procurement services specifically related to the Carbon storage field.

ATCO Midstream owns a 51.3% interest in EEEP. Located in south Edmonton, EEEP is a natural gas processing plant which extracts ethane and other natural gas liquids from natural gas flowing into the Edmonton market area. Ethane is sold to an Alberta ethylene producer under a long term contract that expires in December 2012 and other natural gas liquids are sold under annual contracts that are renewable every March 31.

ATCO Midstream owns or has a joint venture interest in 12 natural gas processing plants, 9 of which it operates, three compression facilities, all of which it operates, and approximately 1,000 km of field gathering lines. Natural gas production from the producing properties connected to ATCO Midstream's natural gas gathering systems is processed by ATCO Midstream and either transported for a fee or purchased and sold under contracts with third parties.

ATCO Midstream has an agreement for natural gas storage capacity at ATCO Gas' Carbon Storage Facility in Alberta. ATCO Midstream utilizes this capacity to provide storage services to third parties.

Technical Facilities Management

ATCO Frontec, through its own operations and through a number of joint ventures, provides project management and technical services for customers in the industrial, defence, telecommunications and transportation sectors. Activities include the operation and maintenance of the Alaska Radar System, the Solid State Phased Array Radar System, the Automatic Data Processing systems for the NATO Stabilization Force Headquarters in Sarajevo, and various remote sites for Northwestel Inc. in northern Canada. ATCO Frontec also provides airport operation and maintenance, security, facilities management, bulk fuel storage and distribution and a wide variety of services and business activities in various locations throughout Canada and the world.

ATCO Frontec and Pan Arctic Inuit Logistics Corporation ("Pan Arctic") have a contract with the Government of Canada, until September 30, 2006, to operate and maintain the North Warning System. Nasittuq Corporation, a corporation jointly owned by ATCO Frontec and Pan Arctic, operates as agent for the purposes of the contract.

Technologies

ATCO I-Tek is engaged in the development, operation and support of information systems and technologies.

ATCO I-Tek Business Services provides billing services, payment processing, credit, collection and call centre services to its clients. ATCO I-Tek Business Services currently provides such services to DEML for its regulated retail and competitive energy supply businesses in Alberta. In addition, ATCO I-Tek Business Services also supplies distribution-related billing and customer care services to ATCO Gas and ATCO Electric.

DEML has entered into a 10 year contract effective May 4, 2004, with ATCO I-Tek Business Services to provide billing and call centre services to ensure continued quality customer service.

DEML has the ability to terminate this contract after the fifth anniversary upon immediate payment of termination fees which decline over the remaining term of the contract. Based upon current customer counts and service levels and a 10 year contract, revenues are estimated to be between $400-$500 million over the term of the contract.

ASHCOR Technologies is engaged in the sale of fly ash and other combustion byproducts produced in coal-fired electrical generating plants.

ATCO Travel is engaged in the sale of travel services to both business and consumer sectors. ATCO Travel is one of the largest independent travel agencies in western Canada.

The Corporation owns a 50% interest in the shares of Genics, a manufacturer of wood preservation products.

Industrials

ATCO Structures is engaged in the manufacture, sale and lease of transportable shelters and related products. ATCO Structures has marketed and installed its manufactured products in over 105 countries around the world since 1947 and has established a reputation as a leader in the international supply of relocatable shelter products. Products sold are manufactured in Canada, the U.S., Australia, Hungary and Chile and under subcontract in other jurisdictions.

Workforce Housing

ATCO Structures' workforce housing products include prefabricated standardized or custom units that are designed to be assembled into self contained camps complete with sleeping accommodation, kitchen, dining and recreation facilities. The units are designed to be used in all weather conditions and are fully transportable. Workforce housing products are used primarily by companies in the oil and gas, forestry products and mining industries and by governments.

The workforce housing lease fleet of 2,261 units (1,197 units in Canada) includes sleeping accommodation, kitchens, diners, recreation facilities and washcars which can accommodate up to 9,400 persons. The fleet is maintained to meet the latest standards set by the building industry and trade unions and is refurbished and upgraded as required. ATCO Structures also purchases used workforce housing units from customers which are then retrofitted as required and made available for resale or lease in the workforce housing market.

ATCO Structures also sells and leases Fold-A-Way metal buildings domestically and internationally. These prefabricated steel buildings have a modular design which enables them to be erected in hours and easily dismantled and relocated. Fold-A-Way metal buildings have been used by a broad range of industries and government agencies with many varied applications such as equipment storage, maintenance facilities, factories, gymnasiums, sewage treatment plants, aircraft hangers and emergency shelters. The buildings are manufactured by subcontractors to designs and specifications developed by ATCO Structures.

Demand for workforce housing products is directly related to the capital spending cycle and the level of development activity in natural resource industries. During 2004, the utilization rate for ATCO Structures' work force housing fleet averaged 62%, up from 47% in 2003 and up from 52% in 2002.

Space Rentals

In Canada, Australia, the United Kingdom and Chile, ATCO Structures' space rentals business involves the lease and sale of relocatable modular offices, classrooms and other community structures. In the United States, ATCO Structures sells its space rentals products to leasing companies. ATCO Structures' space rentals fleet of 6,152 units consists of on-site structures such as site offices, lunchrooms, storage facilities, lavatories, first-aid units and locker rooms, and modular commercial and community structures such as office complexes and classrooms. On-site structures are used primarily by construction companies on urban and rural construction sites. Commercial and community structures, although relocatable, are generally used as more permanent facilities by a wide range of private and public sector customers.

Space rentals products are generally offered to customers under lease packages which may include options to purchase. The terms of leases generally vary from one month to five years. Customers with longer term requirements typically purchase rather than lease. Sales from the fleet assist ATCO Structures in maintaining a modern inventory of space rentals units.

The number of units in ATCO Structures' lease fleets as at the end of each of the last two years was as follows:

	2004		2003	
	Work Force Housing	Space Rentals	Work Force Housing	Space Rentals
Canada	1,197	1,240	1,097	1,054
Australia	750	4,319	462	3,850
Other	314	593	309	266
Total	2,261	6,152	1,868	5,170

Manufacturing

Canada

ATCO Structures' principal manufacturing facilities are located on a 22 acre site in Calgary known as the ATCO Industrial Park, with approximately 275,000 square feet of production and office space. ATCO Structures employs a staff of engineers and designers whose expertise in designing modular buildings, complemented by technicians experienced in selection of materials and modular construction methods, results in the manufacturing of products for use anywhere in the world ranging from sophisticated custom-designed projects to basic construction camp facilities and modular housing.

ATCO Structures' Spruce Grove manufacturing facility is located 15 km west of Edmonton, Alberta. This 90,000 square foot facility was originally used for service and maintenance work, but has been used as an overflow manufacturing facility and for service and maintenance since 1995 to meet incremental demand for modular products that cannot be met from facilities in Calgary.

International

ATCO Structures operates a leased 90,000 square foot manufacturing facility in Diboll, Texas. This plant manufactures relocatable modular products and serves the local domestic market and international markets.

ATCO Structures operates a leased 50,000 square foot manufacturing facility in Budapest, Hungary. This plant manufactures workforce housing products, predominantly for use by western energy and resource companies operating in eastern Europe and northern Africa.

ATCO Structures has a 50% interest in a joint venture with Tecno Fast S.A., a modular manufacturing company based in Santiago, Chile. Tecno Fast owns and operates a 70,000 square foot manufacturing facility.

ATCO Structures owns and operates a 15,000 square foot manufacturing facility on a three acre site in Brisbane, Queensland, Australia and a 15,000 square foot manufacturing facility on a two acre site in Townsville, Queensland.

Although ATCO Structures' international competitors generally serve regional markets and often are not able to offer the same capabilities and experience as ATCO Structures, the international market is nevertheless very competitive and price is often the determining factor in securing contracts.

Noise Management

ATCO Noise Management provides guaranteed "one – stop" turnkey solutions for industrial noise that may include acoustic enclosures, buildings, barriers, ventilation systems, combustion air intake and exhaust silencers and other noise abatement components. Registered to the ISO 9001-2000 quality assurance standard, it offers its clients a full range of services, including noise surveys, regulatory review, engineering design, procurement, construction and post-construction testing.

The growing awareness of noise as a pollutant has resulted in a more rigorous enforcement of noise abatement by the National Energy Board in Canada, the Federal Energy Regulatory Commission in the United States, the European Union Commission as well as local government bodies.

ATCO Noise Management's clients are predominantly from the energy and manufacturing sectors. Typical projects are acoustic buildings for new compressor stations, retrofitting of existing industrial plants, acoustic buildings, barriers, and enclosures for power generation facilities, and acoustic buildings for gas separation plants.

Major accomplishments for 2004 included the supply and installation of an acoustic power plant for Bechtel Ltd. in the U.K., the supply of turbine enclosures for Rolls-Royce Energy Systems Inc. in Mexico, the design and supply of a power plant building for Burmeister & Wain Scandinavian Contractor A/S in Bermuda, an electrical generating facility retrofit for Waste Management (WM) Energy Solutions, Inc. in California, and the completion of 43 acoustical consulting projects in Canada, the United States, Mexico and Brazil.

ATCO Noise Management will continue to concentrate on its worldwide business through an emphasis on the energy and petrochemical industries.

Real Estate Operations

ATCO Investments Ltd. owns ATCO Centre Phase II at 919 – 11 Avenue S.W., Calgary, containing 134,000 square feet of net rentable area, of which 100% was occupied as at February 24, 2005.

ATCO Investments Ltd. has a 67% interest in a 56,000 square foot prime land assembly in downtown Calgary.

During 2004 ATCO Ltd. purchased 22 acres of land at the ATCO Industrial Park in Calgary from the City of Calgary.

BUSINESS RISKS

On February 16, 2005, the Kyoto Protocol came into effect. The Corporation is unable to determine what impact, if any, the protocol will have on its operations as the Government of Canada has not yet released its implementation plan. It is anticipated that the Corporation's PPA's relating to its coal-fired generating plants will allow the Corporation to recover any increased costs associated with the implementation of the protocol.

Regulated Operations

ATCO Electric, ATCO Gas and ATCO Pipelines are regulated primarily by the AEUB, which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination. These subsidiaries are subject to the normal risks faced by companies that are regulated. These risks include the approval by the AEUB of customer rates that permit a reasonable opportunity to recover on a timely basis the estimated costs of providing service, including a fair return on rate base. The Corporation's ability to recover the actual costs of providing service and to earn the approved rates of return depends on achieving the forecasts established in the rate-setting process.

Transfer of the Retail Energy Supply Businesses

Although ATCO Gas and ATCO Electric have transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions, ATCO Gas and ATCO Electric remain legally obligated to perform these functions if DEML fails to perform. If DEML fails to perform all or part of the transferred functions, ATCO Gas and ATCO Electric will be required under existing legislation to perform such functions in the interim until DEML is able to perform such functions. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the AEUB to do so), the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and/or ATCO Electric. In the event of a reversion of such functions, ATCO Gas and ATCO Electric could incur costs related to commodity procurement, transportation and delivery charges and various regulatory costs.

Centrica plc, DEML's parent, has provided a $300 million guarantee, supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services in respect of the ongoing relationships contemplated under the transaction agreements. However, there can be no assurance that the coverage under these agreements will be adequate to cover all of the costs that could arise in the event of a reversion of such functions.

Canadian Utilities has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services' payment and indemnity obligations in respect of the ongoing relationships contemplated under the transaction agreements.

As a result of the agreements with DEML, ATCO Gas and ATCO Electric are no longer involved in arranging for the supply and sale of natural gas and electricity to customers, but will continue to own the assets and provide transportation and distribution services under AEUB approved rates that provide for a recovery of costs of service and fair return.

In December 2003, the AEUB issued a decision approving the transfer of the retail operations of ATCO Gas and ATCO Electric to DEML. The City of Calgary filed for leave to appeal the AEUB decision, including the allocation of proceeds to ATCO Gas and ATCO Electric. On June 30, 2004, the Alberta Court of Appeal dismissed the City of Calgary's application for leave to appeal.

Late Payment Penalties on Utility Bills

As a result of recent decisions of the Supreme Court of Canada in Garland vs. Consumers' Gas Co., the imposition of late payment penalties on utility bills has been called into question. The Corporation is unable to determine at this time the impact, if any, that these decisions will have on the Corporation.

Alberta Power (2000)

Included in regulated operations are the generating plants of Alberta Power (2000), which were regulated by the AEUB until December 31, 2000, but are now governed by legislatively mandated PPA's that were approved by the AEUB. These plants are included in regulated operations primarily because the PPA's are designed to allow the owners of generating plants constructed before January 1, 1996, to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPA's. The plants will become deregulated upon the expiry of the PPA's. Each PPA is to remain in effect until the earlier of the last day of the estimated life of the related generating plant and December 31, 2020.

Substantially all the electricity generated by Alberta Power (2000) is sold pursuant to PPA's. Under the PPA's, Alberta Power (2000) is required to make the generating capacity for each generating unit available to the purchaser of the PPA for that unit. In return, Alberta Power (2000) is entitled to recover its forecast fixed and variable costs for that unit from the PPA purchaser, including a return on common equity equal to the long term Canada bond rate plus 4.5% based on a deemed common equity ratio of 45%. Many of the forecast costs will be determined by indices, formulae or other means for the entire period of the PPA. Alberta Power (2000)'s actual results will vary and depend on performance compared to the forecasts on which the PPA's were based.

Under the terms of the PPA's, the Corporation is subject to an incentive/penalty regime related to generating unit availability. Incentives are paid to the Corporation by the PPA counterparties for availability in excess of predetermined targets, whereas penalties are paid by the Corporation to the PPA counterparties when the availability targets are not achieved.

Accumulated incentives in excess of accumulated penalties are deferred. For any of the individual PPA's, should accumulated incentives plus estimated future incentives exceed accumulated penalties plus estimated future penalties, the excess will be amortized to revenues on a straight-line basis over the remaining term of the PPA's. Should accumulated penalties plus estimated future penalties exceed accumulated incentives plus estimated future incentives, the shortfall will be expensed in the year the shortfall occurs.

At December 31, 2004, the Corporation had recorded $46.1 million of deferred availability incentives.

Fuel costs in Alberta Power (2000) are mostly for coal supply. To protect against volatility in coal prices, Alberta Power (2000) owns or has sufficient coal supplies under long term contracts for the anticipated lives of its Battle River and Sheerness coal-fired generating plants. These contracts are at prices that are either fixed or indexed to inflation.

In August 2004, an arbitration tribunal appointed under the Battle River PPA determined that Alberta Power (2000) was entitled to recover $10.4 million of availability penalty payments, plus interest, from EPCOR Utilities Inc., the counterparty to the Battle River PPA, due to short term curtailed plant production during the first quarter of 2003 caused by unprecedented drought conditions. The $10.4 million of availability penalty payments plus interest, less costs associated with the arbitration proceedings, was recorded in Alberta Power (2000)'s deferred availability incentive balance sheet account and had no effect on Alberta Power (2000)'s 2004 earnings.

In June and July 2004, the Battle River generating plant's water levels were below those of 2003, which required the Corporation to limit generation to avoid exceeding the environmental license temperature limitations. The Corporation made force majeure claims for the period June 24, 2004, to July 4, 2004, and the period July 13, 2004 to July 26, 2004. The Corporation claimed $7 million with respect to these claims and was successful in reaching a negotiated settlement with EPCOR Utilities Inc. and the Alberta Balancing Pool in December 2004 for $5.2 million. The remaining $1.8 million and related costs of $0.2 million were recorded as a reduction to Alberta Power (2000)'s deferred availability incentive balance sheet account. The settlement had no effect on Alberta Power (2000)'s 2004 earnings.

Non-Regulated Operations

The Corporation's non-regulated operations are complementary to its traditional regulated businesses and are related to them in terms of skills, knowledge and experience. The Corporation accounts for its non-regulated operations separately from its regulated operations. The Corporation's non-regulated operations are subject to the risks faced by any commercial enterprise in those industries and in those countries in which they operate.

ATCO Power and ATCO Resources

The Corporation's portfolio of non-regulated electric generating plants is made up of gas-fired cogeneration, gas-fired combined cycle, gas-fired simple cycle, and small hydro plants. The majority of operating income from power generation operations is derived through long term power, steam and transmission support agreements. Where long term agreements are in place, the purchaser assumes the fuel supply and price risks and the Corporation, under these agreements, assumes the operating risks.

ATCO Power's and ATCO Resources' generating plants include high efficiency gas-fired cogeneration plants, with associated on-site steam and power tolling arrangements, and gas-fired peaking and hydroelectric plants with underlying transmission support agreements. In 2004, sales from approximately 71% of ATCO Power's and ATCO Resources' generating capacity were subject to long term agreements, while the remaining 29% consisted primarily of sales to the AESO. In 2005, the portion of generating capacity subject to long term agreements is expected to be approximately 72% while the remaining 28% is expected to consist primarily of sales of electricity to the AESO. These sales are dependent on prices in the Alberta electricity spot market. The majority of the electricity sales to the AESO are from gas-fired generating plants, and as a result operating income is affected by natural gas prices. During peak electricity usage hours in Alberta, a strong correlation exists between electricity spot prices and natural gas spot prices. During off-peak hours, there is less correlation. The correlation is expected to increase in the future as customer load grows and older plants are decommissioned.

AESO electricity prices, natural gas prices and related spark spreads can be very volatile, as shown in the following graph, which illustrates a range of prices experienced during the period January 2000 to February 2005.


AESO Prices, Natural Gas Prices and Spark Spreads
AESO Price & Spark Spread ($/Megawatt hour)
$300
$250
$200
$150
$100
$50
$0
($50)
Natural Gas Price ($/Gigajoule)
$15.00
$12.50
$10.00
$7.50
$5.00
$2.50
$0.00
Jan-00 Mar-00 May-00 Jul-00 Sep-00 Nov-00 Jan-01 Mar-01 May-01 Jul-01 Sep-01 Nov-01 Jan-02 Mar-02 May-02 Jul-02 Sep-02 Nov-02 Jan-03 Mar-03 May-03 Jul-03 Sep-03 Nov-03 Jan-04 Mar-04 May-04 Jul-04 Sep-04 Nov-04 Jan-05 Feb-05
Month
AESO Price
Spark Spread
Natural Gas Price

Changes in AESO electricity prices, natural gas prices and related spark spreads may have a significant impact on the Corporation's earnings and cash flow from operations in the future. It is the Corporation's policy to continually monitor the status of its non-regulated electrical generating capacity that is not subject to long term commitments.

ATCO Power and ATCO Resources have financed their non-regulated electrical generating capacity on a non-recourse basis. In these projects, the lender's recourse in the event of default is limited to the business and assets of the project in question, which includes the Corporation's equity therein. Canadian Utilities has provided a number of guarantees related to ATCO Power's and ATCO Resources' obligations under their respective non-recourse loans associated with certain of their projects. ATCO Power (80%) and ATCO Resources (20%) have a joint venture in these projects subject to guarantees, excluding Barking Power. ATCO Ltd. has indemnified and agreed to reimburse Canadian Utilities for any amounts it may be required to pay under these guarantees in respect of ATCO Resources' 20% interest. These guarantees cover the following items:

a) Equity contributions – Represents equity funding requirements needed to complete construction of the project being built. At December 31, 2004, the maximum value of the obligation under this guarantee for the Brighton Beach project financing is anticipated to be $10.9 million.

b) Project cash flows – Represents annual payments related to maintaining base case margins for electricity prices on the merchant power component of the project, being 30 megawatts for the Scotford project and 60 megawatts for the Muskeg River project. These guarantees became effective upon the commercial operation of the plants and exist until 2022, when the project debt is to be fully repaid. The amounts payable under these guarantees will vary each year depending on the pool price received for the merchant power generated. Any payments made to maintain the project base case margins will either be available for distribution to the owners or be applied to mandatory prepayment of the project debt in accordance with the terms of the project financing agreement depending upon the specific operating results of the plant. At December 31, 2004, no amounts were outstanding under the guarantee.

c) Reserve amounts – Represents amounts to be set aside for major maintenance and debt service reserves as stipulated in the project's financing agreement. These reserves are intended to be funded with project cash flows. To the extent that project cash flows are insufficient to meet reserve requirements, Canadian Utilities Limited may choose to provide guarantees in lieu of ATCO Power providing security. At December 31, 2004, the amount of the obligations under these guarantees is:

Project	Major Maintenance	Debt Service
	($ Millions)	
ATCO Power Alberta Limited Partnership ("APALP") project financing	Nil (1)	17.1
Joffre project financing	Nil (2)	5.2
Muskeg River project financing	Nil (1)	6.4
Scotford project financing	Nil (1)	7.0

Notes:
(1) No major maintenance reserve required for this financing.
(2) Reserve requirements of $3.3 million met with project cash flows.

d) Prepaid operating and maintenance fee – Should ATCO Power cease to be operator of the APALP generating plants as a result of a termination of the operating agreement, Canadian Utilities Limited has guaranteed the payment of the unamortized portion of the prepaid operating and maintenance fee to APALP, the proceeds of which are to be used to repay project debt in accordance with the project financing agreements. This guarantee, which declines by $1.5 million per year, remains in effect until 2016, when the project debt is to be fully repaid. At December 31, 2004, the maximum value of the guarantee is $40.5 million.

e) Purchase project assets – Represents an obligation to purchase the Scotford and Muskeg River projects at a price sufficient to repay any outstanding project debt upon the occurrence of any one of the following very limited events:

(i) where all of the following events have occurred:
- the insolvency of ATCO Power;
- the failure of the project debt lenders to complete a sale of the project pursuant to their security within a fixed period of time; and
- the project purchaser of electricity and steam elects to terminate its purchase contracts due to the insolvency of ATCO Power;

(ii) where the project purchaser of electricity and steam does not remove ATCO Power as operator of the project after an event of default under the project financing agreements in circumstances where such default is either:

- a deliberate or willful breach of a project financing agreement; or
- where ATCO Power has failed to co-operate with the lenders in a sale of the project; and

(iii) where the project purchaser of electricity and steam terminates its purchase contracts for the project as a result of a default by ATCO Power's project minority joint venturers. ATCO Power has the right to cure any such default by acquiring the minority interest which is in default.

These guarantees remain in effect until the project debt is fully repaid. At December 31, 2004, no such events have occurred.

Canadian Utilities has also guaranteed ATCO Power's duties to operate the Barking Power, Scotford and Muskeg River generating plants in accordance with acceptable industry operating standards under the relevant project contracts. In addition, Canadian Utilities has posted acceptable credit support in the amount of $2.7 million with respect to builders' liens filed against the Cory Project.

To date, Canadian Utilities has not been required to pay any of its guaranteed obligations.

Contingencies

The Corporation is party to a number of disputes and lawsuits in the normal course of business. The Corporation believes that the ultimate liability arising from these matters will have no material impact on the consolidated financial statements.

Hedging

In conducting its business, the Corporation uses various instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. All such instruments are used only to manage risk and not for trading purposes.

The Corporation designates each derivative instrument as a hedge of specific assets or liabilities on the balance sheet or specific firm commitments or anticipated transactions. The Corporation also assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items.

Payments or receipts on derivative instruments that are designated and effective as hedges are recognized concurrently with, and in the same financial category as, the hedged item.

If a derivative instrument is terminated or ceases to be effective as a hedge prior to maturity, the gain or loss at that date is deferred and recognized in income concurrently with the hedged item. Subsequent changes in the value of the derivative instrument are reflected in income. If the designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, the gain or loss at that date on such derivative instrument is recognized in income.

Insurance Coverage

A number of U.S. insurance companies are the subject of lawsuits and investigations into their business and accounting practices by the Attorney General of the State of New York and the U.S. Securities and Exchange Commission. Certain of these insurers provide a portion of the Corporation's insurance coverage. The Corporation is unable at this time to determine what impact, if any, these investigations may have on the ability of the insurers mentioned to pay any corporate insurance claims which may arise.

GOVERNMENT REGULATION

Under Alberta legislation, owners of public, electric or gas utilities are required to obtain AEUB approval prior to issuing securities. The Corporation is not subject to, and CU and CU Inc. have obtained from the AEUB orders which exempt them from, this requirement.

The utility operations of the Corporation in Alberta (ATCO Gas, ATCO Electric, ATCO Pipelines and CU Water) are subject to the jurisdiction of the AEUB which, among other things, is vested with broad general powers of supervision with respect to the construction and operation of electric energy and natural gas facilities within the Province and broad powers of regulation in respect of rates charged for the delivery of electric energy, natural gas and water.

The AEUB approves customer rates based on anticipated energy deliveries as well as the revenue required to recover estimated costs of service, including a fair return on rate base, estimated operating expenses, depreciation and taxes, all in respect of a future test period. Energy deliveries are based on a forecast of economic and business conditions and, in the case of natural gas utility operations, normal temperature which is defined as the average temperature for the previous 20 years.

Rate base consists of the depreciated cost of utility assets and an allowance for working capital. Return on rate base is designed to meet the cost of interest on long term debt and dividends on preferred shares and to provide the common shareholders with a reasonable opportunity to earn a fair return on their investment. The determination of a fair return to the common shareholders involves an assessment by the AEUB of many factors, including returns on alternative investment opportunities of comparable risk and the level of return which will enable a utility to attract the necessary capital to fund its operations.

The EUA and the Gas Utilities Act grant the AEUB specific authority to approve customer rates that provide incentives for efficiencies that result in cost savings or other benefits that can be shared in an equitable manner between a utility and its customers. Final determination of such customer rates requires the approval of the AEUB.

The regulated operations of the Corporation in the Yukon Territory (YECL) and the Northwest Territories (NUY and NLD) are subject to regulation similar to that in effect in Alberta by regulatory authorities in those jurisdictions.

Particulars of the most recent final decisions made by the AEUB respecting general rate applications or negotiated settlements filed by the principal regulated subsidiaries of the Corporation are as follows:

	Year	Date of Decision (1)	Mid-Year Rate Base	Rate of Return on Common Equity (2)		Common Equity Ratio (3)	
			($ Millions)	(%)		(%)	
ATCO Electric							
Transmission	2003	Oct. 02/03	672.0	9.40		32.0	
	2004	Oct. 02/03	748.0	9.60	(4)	33.0	(4)
Distribution	2003	Oct. 02/03	558.5	9.40		35.0	
	2004	Oct. 02/03	584.8	9.60	(4)	37.0	(4)
ATCO Pipelines							
North	2003	Dec. 02/03	351.8	9.50		43.5	
	2004	Dec. 02/03	355.2	9.60	(4)	43.0	(4)
South	2003	Dec. 02/03	144.8	9.50		43.5	
	2004	Dec. 02/03	147.6	9.60	(4)	43.0	(4)
ATCO Gas							
North	2003	Oct. 01/03	442.2	9.50		37.0	
	2004	Oct. 01/03	465.8	9.50		37.0	
South	2003	Oct. 01/03	510.6	9.50		37.0	
	2004	Oct. 01/03	534.6	9.50		37.0	

Notes:

(1) The information shown reflects the most recent amending or varying orders issued subsequent to the original date of decision.

(2) Common equity rate of return is the rate of return on the portion of rate base considered to be financed by common equity.

(3) The common equity ratio is the percentage of rate base considered to be financed by common equity.

(4) The rate of return on common equity and common equity ratio for 2004 for ATCO Electric and ATCO Pipelines was determined by the AEUB's generic cost of capital decision dated July 2, 2004.

Generic Cost of Capital

In July 2004, the AEUB issued its generic cost of capital decision. The decision established a standardized approach for each utility company regulated by the AEUB for determining the rate of return on common equity based upon a return of 9.60% on common equity. This rate of return will be adjusted annually by 75% of the change in long term Canada bond yield as forecast in the November Consensus Forecast, adjusted for the average difference between the 10 year and 30 year Canada bond yields for the month of October as reported in the National Post. This adjustment mechanism is the same as the National Energy Board uses in determining its formula based rate of return. The AEUB will undertake a review of this mechanism for the year 2009 or if the rate of return resulting from the formula is less than 7.6% or greater than 11.6%. The AEUB also noted that any party, at any time, could petition for a review of the adjustment formula if that party can demonstrate a material change in facts or circumstances.

The decision also established the appropriate capital structure for each utility regulated by the AEUB. The AEUB determined that any proposed changes to the approved capital structure which result from a material change in the investment risk of a utility will be addressed at utility specific rate applications.

In November 2004, the AEUB announced a generic return on common equity of 9.50% for 2005. The AEUB also announced that the 2005 generic return on equity would only apply to utilities which file rate applications in 2005. If no rate applications are filed, then existing return on common equity rates will continue to apply.

Gas Utilities Act

Under the Gas Utilities Act, the customers served by ATCO Gas have the choice of purchasing their natural gas supplies at a regulated rate provided by DEML or directly from retailers, subject to certain conditions.

As a result of the transfer of its retail energy supply business to DEML in May 2004, ATCO Gas is no longer involved in arranging for the supply and sale of natural gas to customers, but continues to own the assets and provide transportation and distribution services under AEUB approved rates that provide for a recovery of costs of service and fair return.

Electric Utilities Act

The EUA provides the framework for a new structure in Alberta's electric utility industry and introduces competition into the electric utility business. As of January 1, 2001, new generation was completely deregulated and retail competition was introduced. In August 2002, the Government of Alberta announced further changes to utility legislation in order to improve the environment for retail competition in the Province. Amendments to the Electric Utilities Act and Gas Utilities Act received Royal Assent in March 2003 and were proclaimed in force in June 2003. These changes were designed to bring customer choice for both gas and electricity into closer alignment, as well as to move towards consistent regulatory treatment of investor-owned and municipally-owned utilities.

ATCO Electric continues to have the responsibility to provide the regulated rate tariff to the residential, farm and small commercial customers in its designated service area who do not choose an energy retailer. As a result of the transfer of its retail energy supply business to DEML in May 2004, ATCO Electric is no longer involved in arranging for the supply and sale of electricity to customers and is therefore no longer at risk for electric energy supply. ATCO

Electric continues to own the assets and provide transportation and distribution services under AEUB approved rates that provide for a recovery of costs of service and fair return.

It is anticipated that ATCO Electric's transmission and distribution activities will continue to be regulated by the AEUB and Alberta Power (2000)'s generation activities will continue to be regulated via legislatively mandated PPA's approved by the AEUB.

New Generation

Under the EUA, generation assets constructed after December 31, 1995 are not considered part of utility operations and rates are not regulated by the AEUB. All owners of new and existing generating units must sell their surplus electric energy through the AESO.

Existing Generation

The EUA provided for the equalization of costs of "existing generation" that was in service at December 31, 1995. On January 1, 2001, existing generation became subject to legislatively mandated PPA's approved by the AEUB. The PPA's are designed to allow the owners of generating plants constructed before January 1, 1996, to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPA's. The plants will become deregulated upon the expiry of the PPA's. Each PPA is to remain in effect until the earlier of the last day of the life of the related generating plant and December 31, 2020.

Transmission

Under the EUA, separate wholesale tariffs for transmission must be approved by the AEUB. The transmission tariffs allow any owner of a generating unit to have access to the transmission system in Alberta and thus facilitate the sale of its power. The same transmission tariff is charged to each distribution utility or customer directly connected to the transmission system regardless of location.

The equalization of transmission costs is achieved by having each owner of transmission facilities charge its costs to the AESO. The AESO then aggregates these costs and charges a common transmission rate to all who use the transmission system.

Certain transmission expansion projects were to be procured by the AESO through a competitive bid process. The project costs were to be charged to the AESO through contracts between the winning bidder and the AESO. In August of 2002, following consultation with interested parties, the Alberta Department of Energy suspended this competitive bid process for awarding transmission expansion and subsequently eliminated the process in its recent transmission policy paper. The projects previously awarded under this process have been assigned to regulated entities at the direction of the Government of Alberta.

Distribution

Under the EUA, separate retail rates for distribution must be approved by the AEUB. Costs of distribution are not equalized. The distribution utility provides the transportation and distribution services for all customers under AEUB approved tariffs which provide for the recovery of the cost of service, including a fair return on rate base.

Environmental Protection

The Corporation's operating subsidiaries and the industries in which they operate are subject to extensive federal, provincial and local environmental protection laws concerning emissions to the air, discharges to surface and subsurface waters, land use activities and the handling, manufacturing, processing, use, emission and disposal of materials and waste products. In Alberta, protection of the environment is generally governed by the Alberta Environmental Protection and Enhancement Act. The operating subsidiaries have obtained or are obtaining all permits and licenses required by law to carry on their operations.

The Corporation's operating subsidiaries are committed to preserving and protecting the environment and minimizing the discharge of harmful materials into the environment in accordance with environmental protection laws and regulations. Nevertheless, some risk of unintentional violation of environmental protection laws and the resulting liability to the Corporation's operating subsidiaries is inherent in particular operations of these subsidiaries, as it is with other companies engaged in similar businesses. There can be no assurance that material costs and liabilities will not be incurred. To mitigate these costs, the Corporation carries insurance for the operating subsidiaries against third party claims for bodily injury and property damage arising from a sudden and accidental event or occurrence resulting from an unexpected release of pollutants or contaminants.

The Corporation's operating subsidiaries do not expect that environmental protection laws and regulations will affect them differently from other companies in the industries in which they operate. Specifically identifiable expenditures for pollution abatement and control were approximately $24.0 million in 2004 and are estimated to be $18.2 million in 2005. Costs of compliance with existing laws and regulations are not expected to have a material impact on the earnings of the Corporation or the competitive position of the operating subsidiaries.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Corporation consists of:

- 8,000,000 Preferred Shares issuable in series;
- 8,000,000 Junior Preferred Shares issuable in series;
- 100,000,000 Class I shares; and
- 50,000,000 Class II shares.

Preferred Shares

The Preferred Shares have preferential rights as to dividends as determined by the Board of Directors and are issuable from time to time in one or more series with such other rights, restrictions, conditions and limitations as may be determined by the Board of Directors.

One series of Preferred Shares, the 5.75% Cumulative Redeemable Second Preferred Series 3 ("Series 3 Preferred Shares"), aggregating 6,000,000 shares ($150.0 million) is currently outstanding. The Series 3 Preferred Shares have, among others, provisions to the following effect:

On and after December 1, 2008, the Corporation may convert all or any of the Series 3 Preferred Shares into Class I shares. The number of Class I shares into which each Series 3 Preferred Share may be converted will be determined by dividing the applicable redemption price together with all accrued and unpaid dividends by the greater of $2.00 and 95% of the weighted average trading price of Class I shares on the Toronto Stock Exchange for a period of 20 consecutive trading days ending on the fourth day prior to the date specified for conversion.

On and after December 1, 2011, each Series 3 Preferred Share will be convertible at the option of the owner, on the first day of March, June, September and December of each year, into that number of Class I shares determined by dividing $25.00 together with all accrued and unpaid dividends by the greater of $2.00 and 95% of the then current market price of the Class I shares. If an owner of Series 3 Preferred Shares elects to convert any of the shares into Class I shares, the Corporation may elect to redeem the Series 3 Preferred Shares for cash or arrange for the sale of such shares to substitute purchasers. At any time, the Corporation may offer the owners of the Series 3 Preferred Shares the right to convert into a further series of Preferred Shares.

The Series 3 Preferred shares are redeemable at the option of the Corporation commencing on December 1, 2008, at the stated value plus a 4% premium for the next 12 months plus accrued and unpaid dividends. The redemption premium declines by 2% in each succeeding 12 month period until December 1, 2010.

Junior Preferred Shares

The Junior Preferred Shares are issuable from time to time in one or more series. The Junior Preferred Shares of each series rank on a parity with the Junior Preferred Shares of every other series and in priority to the Class I shares and Class II shares with respect to the payment of dividends and the distribution of assets upon the liquidation, dissolution or winding up of the Corporation. Except in limited circumstances, holders of the Junior Preferred Shares are not entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and are not entitled to vote at any such meeting. Other than the foregoing provisions attaching to the Junior Preferred Shares as a class, the Board of Directors may determine the rights, restrictions, conditions and limitations attaching to each series of Junior Preferred Shares.

Three series of Junior Preferred Shares aggregating 6,000,000 shares have been issued to date, all of which have been redeemed and cancelled.

Class I and Class II Shares

At February 24, 2005, the Corporation had outstanding 26,455,080 Class I shares and 3,491,202 Class II shares.

Each Class II share may be converted to one Class I share at the share owner's option. In the event an offer to purchase Class II shares is made to all owners of Class II shares, and is accepted and taken up by the owners of a majority of such shares pursuant to such offer, then provided an offer is not made to the owners of Class I shares on the same terms and conditions, the Class I shares shall be entitled to the same voting rights as the Class II shares. The two classes of shares rank equally in all other respects.

DIVIDENDS

Cash dividends declared during the past three years for all classes of preferred and common shares are as follows:

	Year Ended December 31		
	2004	2003	2002
		($ per share)	
Cash dividends declared per share:			
5.75% Cumulative Redeemable Preferred Shares, Series 3	1.44	1.44	1.44
Class I and II shares	1.40	1.28	1.16

It is the policy of the Corporation to pay dividends quarterly on its Class I and Class II shares. In 2004, the Corporation increased the dividends on Class I and Class II shares by $0.12 per share, the same increase as in 2003. The Corporation has increased its annual common share dividend each year since 1993. The matter of an increase in the quarterly dividend is addressed by the Board of Directors in the first quarter of each year. For the first quarter of 2005, the quarterly dividend payment has been increased by $0.03 to $0.38 per share. The payment of any dividend is at the discretion of the Board of Directors and depends on the financial condition of the Corporation and other factors.

CREDIT RATINGS

The current credit ratings on the Corporation's, Canadian Utilities' and CU Inc.'s securities are as follows:

	DBRS (1)	S&P (2)
ATCO Ltd.:		
Preferred shares	Pfd-2 (low)	P-2 (high)
Canadian Utilities Limited:		
Debentures	A	A-
Commercial paper	R-1 (low)	A-1 (mid)
Preferred shares:		
Obligations of CU Inc. (3)	Pfd-2 (high)	P-2 (high)
Obligations of CU	Pfd-2	P-2 (high)
CU Inc.:		
Debentures	A (high)	A
Commercial paper	R-1 (low)	A-1 (mid)
Preferred shares	Pfd-2 (high)	Not rated

Notes:

(1) Dominion Bond Rating Service Limited ("DBRS") maintains a stable trend on the above securities.

(2) Standard and Poor's ("S&P") maintains a stable trend on the above securities.

(3) Refers to the Cumulative Redeemable Second Preferred Shares Series Q, R and S and the Perpetual Cumulative Second Preferred Shares Series U and V which were issued by Canadian Utilities prior to the creation of CU Inc. on March 12, 1999.

Long Term Debt Credit Ratings

An A rating by DBRS is the third highest of ten categories and is granted to debt securities of satisfactory credit quality where protection of interest and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as higher rated companies. "High" and "low" grades may be used to indicate the relative standing of a credit within a particular rating category.

An A rating by S&P is the third highest of 12 categories. Obligations rated A by S&P are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories, however, the obligor's capacity to meet its financial commitment on the obligations is still strong. The addition of a plus or minus sign shows relative standing within the rating categories.

Commercial Paper Credit Ratings

An R-1 (low) rating by DBRS is the third highest of ten categories and is granted to short-term debt of satisfactory credit quality. The overall strength and outlook for key liquidity, debt, and profitability ratios is not normally as favourable as with higher rating categories, but these considerations are still respectable. Any qualifying negative factors that exist are considered manageable, and the entity is normally of sufficient size to have some influence in its industry.

An A-1 (mid) rating by S&P is the second highest of eight categories in its Canadian commercial paper ratings scale and is granted where the obligor's capacity to meet its financial commitment on the obligation is strong.

Preferred Share Credit Ratings

A Pfd-2 rating by DBRS is the second highest of six categories granted by DBRS for preferred shares and is granted to companies presenting satisfactory credit quality where protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies. "High", and "low" grades may be used to indicate the relative standing of a credit within a particular rating category.

A P-2 rating by S&P is the second highest of eight categories S&P uses in its Canadian preferred share rating scale and is granted where the obligor's capacity to meet its financial commitments is considered adequate, but is more subject to adverse economic conditions than higher rating categories. "High", "mid" and "low" grades may be used to indicate the relative standing of a credit within a particular rating category.

Credit Ratings Generally

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

DIRECTORS AND EXECUTIVE OFFICERS

Set out below is information with respect to the directors and officers of the Corporation.

Name, Province or State and Country of Residence	Position	Principal Occupation	Period Served as a Director of the Corporation
B.M. Andrews Alberta, Canada	Vice President	Senior Vice President, Controller, ATCO Frontec Corp.	
C.R. Armour South Australia, Australia	Managing Director, ATCO Group, Australia/Asia/Pacific	Managing Director, ATCO Group, Australia/Asia/Pacific, ATCO Ltd.	
W.L. Britton, Q.C. (2) (5) Alberta, Canada	Director and Vice Chairman of the Board	Director and Vice Chairman of the Board	1975 to date
B.P. Collomb France	Director	Chairman, Lafarge S.A. (building materials company)	1999 to date
D.T. Davis Alberta, Canada	Vice President, Internal Audit	Vice President, Internal Audit, ATCO Ltd. and Canadian Utilities	

Name, Province or State and Country of Residence	Position	Principal Occupation	Period Served as a Director of the Corporation
		Limited	
B.P. Drummond (2) (3) (4) Quebec, Canada	Director	Corporate Director	1968 to date
B.K. French (2) (3) (4) (5) Alberta, Canada	Director	President, Karusel Management Ltd. (property management and management consultants)	1982 to date
I.D. Hargrave Alberta, Canada	Vice President, Project Development	Vice President, Project Development, ATCO Ltd. and Canadian Utilities Limited	
E.M. Kiefer Alberta, Canada	Vice President, Human Resources	Vice President, Human Resources, ATCO Ltd. and Canadian Utilities Limited	
S.W. Kiefer Alberta, Canada	Managing Director, Utilities and Chief Information Officer	Managing Director, Utilities and Chief Information Officer, ATCO Ltd. and Canadian Utilities Limited	
Rt. Hon. D.F. Mazankowski, P.C., O.C., A.O.E., D.Eng., LL.D. Alberta, Canada	Director	Business Consultant and Corporate Director	1999 to date
C.S. McConnell Alberta, Canada	Treasurer	Treasurer, ATCO Ltd. and Canadian Utilities Limited	
H.M. Neldner (3) (4) Alberta, Canada	Director	Corporate Director	1997 to date
M.M. Shaw Alberta, Canada	Managing Director, Global Enterprises	Managing Director, Global Enterprises, ATCO Ltd. and Canadian Utilities Limited	
N.C. Southern Alberta, Canada	Director, President and Chief Executive Officer	President and Chief Executive Officer, ATCO Ltd. and Canadian Utilities Limited	1989 to date
R. D. Southern, C.B.E., O.C., LL.D. Alberta, Canada	Director and Chairman of the Board	Chairman of the Board, ATCO Ltd. and Canadian Utilities Limited	1963 to date
P. Spruin Alberta, Canada	Corporate Secretary	Corporate Secretary, ATCO Ltd. and Canadian Utilities Limited	

Name, Province or State and Country of Residence	Position	Principal Occupation	Period Served as a Director of the Corporation
L.C. van Wachem, K.B.E., The Netherlands	Director	Chairman of the Board, Zurich Financial Services (insurance based financial services company)	1993 to date
K.M. Watson Alberta, Canada	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer, ATCO Ltd. and Canadian Utilities Limited	
S.R. Werth (5) Alberta, Canada	Senior Vice President and Chief Administration Officer	Senior Vice President and Chief Administration Officer, ATCO Ltd. and Canadian Utilities Limited	
C.W. Wilson (3) (4) Colorado, U.S.A.	Director	Corporate Director	2002 to date
P.G. Wright Alberta, Canada	Vice President, Finance and Controller	Vice President, Finance and Controller, ATCO Ltd. and Canadian Utilities Limited	

Notes:
(1) Each director holds office until the close of the annual meeting of shareholders of the Corporation.
(2) Member of the Corporate Governance – Nomination, Succession and Compensation Committee.
(3) Member of the Audit Committee.
(4) Member of the Risk Review Committee.
(5) Member of the Crisis Management Committee.

All of the directors and officers have been engaged for the last five years in the indicated principal occupations, or in other capacities with the companies or firms referred to, or with affiliates or predecessors thereof, with the exception of Ms. P. Spruin, who was a corporate consultant and prior thereto was Corporate Secretary, IPEC Ltd.; and Mr. L.C. van Wachem who was Chairman of the Supervisory Board, Royal Dutch Petroleum.

SHAREHOLDINGS OF DIRECTORS AND EXECUTIVE OFFICERS

At December 31, 2004, the directors and officers of the Corporation, as a group, beneficially owned, directly or indirectly (via corporate holdings or otherwise), or exercised control or direction over approximately 82.6% of the issued and outstanding Class II Voting Shares of the Corporation. In addition, all the directors and senior officers of the Corporation, as a group, beneficially owned, directly or indirectly (via corporate holdings or otherwise), or exercised control or direction over approximately 74.5% of the issued and outstanding Class B common shares of Canadian Utilities Limited.

MARKETS FOR THE SECURITIES OF THE CORPORATION

The Corporation's Class I Non-Voting Shares, Class II Voting Shares and 5.75% Cumulative Redeemable Preferred Shares, Series 3 are listed on the Toronto Stock Exchange.

The following table sets forth the high and low prices and the volume of shares traded on the Toronto Stock Exchange during 2004.

	Class I Non-Voting Shares			Class II Voting Shares			Cumulative Redeemable Preferred Shares, Series 3		
	High $	Low $	Volume (000)	High $	Low $	Volume (000)	High $	Low $	Volume (000)
January	50.75	46.90	1,033,916	50.21	47.08	4,947	26.67	27.32	22,438
February	51.90	50.00	999,715	51.85	50.50	4,635	28.67	28.11	23,101
March	54.00	51.25	849,941	53.36	50.59	4,925	29.60	28.31	370,002
April	53.20	47.40	688,630	53.00	47.10	11,375	29.95	27.45	101,716
May	48.60	45.65	955,788	49.00	46.00	3,700	28.20	27.30	76,510
June	48.63	46.48	608,077	48.49	46.60	2,650	28.49	27.08	13,639
July	47.86	46.10	387,311	48.00	46.15	3,450	28.24	27.30	57,708
August	52.50	47.60	705,630	51.50	47.65	6,401	28.45	27.25	41,502
September	51.75	49.30	370,125	52.00	49.80	3,309	28.40	27.75	29,098
October	56.75	50.13	354,476	56.50	51.26	13,590	28.94	27.96	77,412
November	58.75	53.10	670,000	57.53	53.75	14,685	29.24	28.10	114,945
December	59.00	54.36	468,207	59.50	55.25	4,126	28.90	28.16	69,989

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Series 3 Preferred Shares and the Class I and Class II shares is CIBC Mellon Trust Company at its principal offices in Vancouver, Calgary, Winnipeg, Toronto and Montreal.

EMPLOYEE RELATIONS

At December 31, 2004, the Corporation and its joint ventures had the following number of employees:

	Number
Utilities	2,929
Global Enterprises	1,773
Industrials	879
Power Generation	365
Other	75
Sub Total	6,021
Joint Ventures – Global Enterprises	972
Joint Ventures – Industrials	296
Joint Ventures – Power Generation	242
Total	7,531

Approximately 3,900 employees are members of seven employee associations and 18 unions and are covered by 33 collective agreements. Four of these agreements have expired and are under re-negotiation and the remaining 29 agreements expire over the period April 30, 2005, to December 31, 2008.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans, is contained in the Corporation's Management Proxy Circular dated March 24, 2004. Additional financial information is provided in the Corporation's comparative financial statements and Management's Discussion and Analysis for the financial year ended December 31, 2004.

Information relating to Canadian Utilities Limited or CU Inc. may be obtained upon request from the Corporate Secretary of the respective corporation at 1400 ATCO Centre, 909 – 11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623). Corporate information is also available on the Corporation's website: www.atco.com. Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

ATCO GROUP

NewsRelease

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1500, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7532

For Immediate Release
February 25, 2005

ATCO Ltd. December 2004 Financial Statements and MD&A Available

CALGARY, Alberta – ATCO Ltd. today announced that its consolidated financial statements and management's discussion and analysis of financial condition and results of operations for the three months and year ended December 31, 2004 and its 2004 annual information form can be accessed on ATCO Ltd.'s website (www.atco.com) or via SEDAR (www.sedar.com) or can be requested from the company.

The consolidated financial statements and management's discussion and analysis of financial condition and results of operations will be included in ATCO's 2004 Annual Report, which will be mailed to registered shareholders and beneficial shareholders who have requested such information, on or about March 29, 2005, together with the notice of meeting and management proxy circular relating to ATCO's annual meeting of share owners, which will be held on May 12, 2005.

ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about ATCO Ltd. can be found on its website, www.atco.com.

Contact: K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
ATCO Ltd.
(403) 292-7502

FILE NO. 82-34745

CIBC Mellon Global Securities Services Company
CIBC Mellon Trust Company



February 25, 2005

BC Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
The Office of the Administrator of Securities
- New Brunswick
Registrar of Securities - Prince Edward Island

Alberta Securities Commission
Manitoba Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
Securities Division - Newfoundland

Dear Sirs:

RE: ATCO Ltd.
Annual Meeting of Shareholders

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING	May 12, 2005
RECORD DATE FOR NOTICE:	March 23, 2005
RECORD DATE FOR VOTING:	March 23, 2005
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 23, 2005
SECURITIES ENTITLED TO NOTICE:	Class I Non-Voting Class II Voting
SECURITIES ENTITLED TO VOTE:	Class II Voting

Yours truly,

"Signed"

CIBC MELLON TRUST COMPANY
Carol Strader Ham
Associate Manager
Client Relations
(403) 232-2443

Carol_Ham@cibcmellon.com

cc: Pat Spruin, ATCO Ltd.
CDS & Co.
Judy Power, CIBC Mellon Trust Company
The Toronto Stock Exchange

FILE NO. 82-34745


ATCO
GROUP

ATCO Ltd.

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

For the Year Ending December 31, 2004

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: **ATCO Ltd.**

Participation Fee for the Financial Year Ending : **December 31, 2004**

1. Class 1 Reporting Issuers

Market value of equity securities:

Class I Non-Voting Shares:

Total number of securities outstanding at the end of the most recent financial year:		26,403,580	
Simple average of the closing price as of the last trading day of each of the months of the most recent financial year (1)	X	$51.69	
Market Value of Class		$1,364,801,000	$1,364,801,000 (A)

Class II Voting Shares:

Total number of securities outstanding at the end of the most recent financial year:		3,492,702	
Simple average of the closing price as of the last trading day of each of the months of the most recent financial year (1)	X	$51.51	
Market Value of Class		$179,909,000	$179,909,000 (A)

Market value of corporate debt or preferred shares of Reporting Issuer

Series 3 Preferred Shares

Total number of securities outstanding at the end of the most recent financial year:		6,000,000	
Simple average of the closing price as of the last trading day of each of the months of the most recent financial year (1)	X	$28.32	
Market Value of Class		$169,920,000	$169,920,000 (B)

Market value of preferred shares or corporate debt of Subsidiary Entity (2)

Market value of corporate debt of Subsidiary Entity:

6.14% Debentures			
Book Value at December 31, 2004		$100,000,000	
Market Value at December 31, 2004		$109.80	
Market Value of Class		$109,800,000	$109,800,000 (B)

Market value of preferred shares of Subsidiary Entity:

Series Q			
Total number of securities outstanding at the end of the most recent financial year:		2,277,675	
Market Value at Dec. 31, 2004	X	$25.85	
Market Value of Class		$58,878,000	$58,878,000 (B)
Series R			
Total number of securities outstanding at the end of the most recent financial year:		2,146,730	
Market Value at Dec. 31, 2004	X	$25.40	
Market Value of Class		$54,527,000	$54,527,000 (B)
Series S			
Total number of securities outstanding at the end of the most recent financial year:		635,700	
Market Value at Dec. 31, 2004	X	$28.00	
Market Value of Class		$17,800,000	$17,800,000 (B)

Series W			
Total number of securities outstanding at the end of the most recent financial year:		6,000,000	
Market Value at Dec. 31, 2004	X	$26.97	
Market Value of Class		$161,820,000	$161,820,000 (B)
Series X			
Total number of securities outstanding at the end of the most recent financial year:		6,000,000	
Market Value at Dec. 31, 2004	X	$27.38	
Market Value of Class		$164,280,000	$164,280,000 (B)
Total Capitalization (A+B)			$2,281,735,000
Total Fee payable pursuant to Appendix A of the Rule			$50,000

Notes:
(1) See Schedule A
(2) See Schedule B

Schedule A

Simple Average of Closing Price On Last Trading Day of Each Month of 2004

	ATCO Ltd.		
	Class I Non-Voting Shares	Class II Voting Shares	Series 3 Preferred Shares
January	$50.20	$49.78	$28.49
February	$51.70	$50.59	$28.67
March	$53.00	$52.70	$29.16
April	$48.80	$49.00	$28.08
May	$48.00	$47.50	$27.70
June	$47.74	$47.90	$27.45
July	$47.75	$48.00	$28.23
August	$50.50	$51.00	$28.00
September	$50.00	$50.40	$27.92
October	$56.75	$56.50	$28.65
November	$57.30	$57.00	$28.50
December	$58.50	$57.75	$28.99
Average	$51.69	$51.51	$28.32

SCHEDULE B

Canadian Utilities Limited is a subsidiary entity of ATCO Ltd. that is exempt from paying the participation fee based on the following:

As per Part 2, Section 2.2 (2), a reporting issuer is exempt from paying a participation fee if:

(a) the parent of the subsidiary entity is a reporting issuer;
(b) the parent of the subsidiary entity has paid the participation fee required; and
(c) the net assets and gross revenues of the subsidiary entity represent more than 90 percent of the net assets and gross revenues of the parent for the previous financial year of the parent of the subsidiary entity.

	December 31, 2004	
	Net Assets	Gross Revenues
	($ Millions)	
ATCO Ltd. (parent)	$7,039.5	$3,349.1
Canadian Utilities Limited (subsidiary entity)	$6,463.1	$3,089.5
	91.8%	92.2%



Corporate Office

VIA SEDAR

February 25, 2005

Autorité des marchés financiers
800, square Victoria, 22 etage
Tour de la Bourse
Montreal, Québec, H4Z 1G3

Re: ATCO Ltd.
Quebec Securities Act – Section 52

This is ATCO Ltd.'s report pursuant to s. 114 of the Québec Securities Regulation on securities distributed in Québec under the exemptions provided by section 52 of the *Securities Act* (Québec) (the "Act").

Please be advised that during the financial year ended December 31, 2004,

1) ATCO Ltd. did not distribute any securities in Québec under the exemptions provided by the Act; and
2) 13,000 options to purchase Class I Non-Voting Shares were exercised by Québec residents at an aggregate value of $546,195.00.

Yours truly,

ATCO Ltd.

[signed]
P. Spruin
Corporate Secretary

ATCO LTD. & CANADIAN UTILITIES LIMITED

1400, 909 – 11th Avenue S.W., Calgary, Alberta T2R 1N6 Tel (403) 292-7500 Fax (403) 292-7623

FILE NO. 82-34745


RECEIVED
SEC MAIL PROCESSING
RECEIVED
MAR 1 0 2005
WASH, D.C. 202 SECTION
ATCO
GROUP

ATCO Ltd.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

ATCO Ltd.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

The following discussion and analysis of financial condition and results of operations of ATCO Ltd. (the "Corporation") should be read in conjunction with the Corporation's unaudited comparative interim financial statements for the three months ended December 31, 2004, and the audited comparative financial statements for the year ended December 31, 2004. Additional information relating to the Corporation, including the Corporation's Annual Information Form, is available on SEDAR at www.sedar.com.

All quarterly information in this document is shaded to differentiate it from the annual information.

The common share capital of the Corporation consists of Class I Non-Voting Shares ("Class I shares") and Class II Voting Shares ("Class II shares").

The consolidated financial statements include the accounts of ATCO Ltd. and all of its subsidiaries. The principal subsidiaries are Canadian Utilities Limited ("Canadian Utilities"), of which ATCO Ltd. owns 39.9% of the Class A non-voting shares and 74.1% of the Class B common shares, for an aggregate ownership of 51.8%, and ATCO Structures Inc. ("ATCO Structures"), ATCO Noise Management Ltd. ("ATCO Noise Management") and ATCO Resources Ltd. ("ATCO Resources"), of which ATCO Ltd. owns 100% of the Class A non-voting and Class B common shares. Canadian Utilities has published its comparative financial statements and its management's discussion and analysis of financial condition and results of operations for the year ended December 31, 2004. Copies of these documents may be obtained upon request from the Corporate Secretary of Canadian Utilities at 1400 ATCO Centre, 909-11th Avenue S.W., Calgary, Alberta T2R 1N6 (telephone (403) 292-7500 or fax (403) 292-7623).

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION

Certain statements contained in this MD&A constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "estimate", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

In particular, this MD&A contains forward-looking statements pertaining to purchase obligations, planned capital expenditures, anticipated completion dates and construction costs of major projects, the impact of changes in government regulation, non-regulated generating capacity subject to long term contracts and Industrials Business Group market developments. The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation.

BUSINESS OF THE CORPORATION

The Corporation's financial statements are consolidated from three Business Groups: Utilities, Power Generation and Global Enterprises. For the purposes of financial disclosure, industrial transactions (ATCO Structures and ATCO Noise Management) are accounted for as Industrials and corporate transactions are accounted for as Corporate and Other (refer to Note 24 to the comparative financial statements). Transactions between Business Groups are eliminated in all reporting of the Corporation's consolidated financial information.

In August 2004, the Corporation reorganized its management reporting structure into the following business segments:

The **Utilities** Business Group includes the regulated distribution of natural gas by ATCO Gas, the regulated distribution and transmission of electric energy by ATCO Electric and its subsidiaries, Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical, the regulated transportation of natural gas by ATCO Pipelines, the regulated transmission and distribution of water by CU Water, and the provision of non-regulated complementary projects by ATCO Utility Services.

The **Power Generation** Business Group includes the non-regulated supply of electricity and cogeneration steam by ATCO Power and ATCO Resources and the regulated supply of electricity by Alberta Power (2000).

The **Global Enterprises** Business Group includes the non-regulated gathering, processing, storage, purchase and sale of natural gas by ATCO Midstream, the provision of project management and technical services for customers in the industrial, defence and transportation sectors by ATCO Frontec, the development, operation and support of information systems and technologies by ATCO I-Tek, the provision of billing services, payment processing, credit, collection and call centre services by ATCO I-Tek's subsidiary, ATCO I-Tek Business Services, the sale of fly ash and other combustion byproducts produced in coal fired electrical generating plants by ASHCOR Technologies, the manufacture of wood preservation products by Genics, the sale of travel services to both business and consumer sectors by ATCO Travel, the manufacture, sale and lease of transportable workforce shelter and space rentals products by ATCO Structures (Industrials) and the design, supply and construction of industrial noise abatement by ATCO Noise Management (Industrials).

The Corporate and Other segment includes commercial real estate owned by ATCO Ltd. and ATCO Investments in Calgary, Alberta, and by Canadian Utilities in Fort McMurray, Alberta.

TRANSFER OF THE RETAIL ENERGY SUPPLY BUSINESSES

On May 4, 2004, ATCO Gas and ATCO Electric closed the transfer of their retail energy supply businesses to Direct Energy Marketing Limited and one of its affiliates (collectively "DEML"), a subsidiary of Centrica plc ("Transfer of the Retail Energy Supply Businesses"). Proceeds of the transfer were $90 million, of which $45 million was paid at closing, with the remainder to be paid 12 months following closing. Net proceeds, after adjustments related to legal, transition and other deferred costs pertaining to the transfer of the retail energy supply businesses, resulted in a gain of $63.3 million before income taxes of $8.2 million and non-controlling interests of $26.6 million. This transfer increased 2004 earnings by $28.5 million.

The Corporation's revenues and natural gas supply and purchased power costs after May 4, 2004, will be reduced accordingly for 2004 and thereafter. Subsequent to May 4, 2004, ATCO Gas continued to purchase natural gas on behalf of DEML, until the transfer of the relevant ATCO Gas natural gas purchase contracts to DEML was completed in September 2004. There will be no ongoing impact on earnings resulting from the transfer of these businesses as natural gas and electricity have historically been sold to customers on a "no-margin" basis. ATCO Gas and ATCO Electric continue to own and operate the natural gas and electricity distribution systems used to deliver energy.

Under the various transaction agreements, ATCO Gas and ATCO Electric transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions (the "transferred functions").

On May 4, 2004, DEML commenced supplying natural gas and electricity at regulated rates to residential, farm, commercial and small industrial customers in the ATCO Gas and ATCO Electric service areas and billing customers for their natural gas and electricity service.

If DEML fails to perform all or part of the transferred functions, ATCO Gas and ATCO Electric will be required under existing legislation to perform such functions in the interim until DEML is able to perform such functions. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the Alberta Energy and Utilities Board ("AEUB") to do so), the agreements will terminate and the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and/or ATCO Electric.

Centrica plc, DEML's parent, has provided a $300 million guarantee supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services in respect of the ongoing relationships contemplated under the transaction agreements. The Centrica guarantee and letter of credit include limits for certain categories of claims, which limits cease to apply if the agreements are terminated. If the amount available to be drawn under the letter of credit at any time falls below $200 million, the agreements with DEML will terminate and the functions will revert to ATCO Gas and ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and ATCO Electric.

Canadian Utilities has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services' payment and indemnity obligations in respect of the ongoing relationships contemplated under the transaction agreements.

DEML has entered into a 10 year contract effective May 4, 2004, with ATCO I-Tek Business Services to provide billing and call centre services to ensure continued quality customer service. DEML has the ability to terminate this contract after the fifth anniversary upon immediate payment of termination fees which decline over the remaining term of the contract. Based upon current customer counts and service levels and a 10 year contract, revenues are estimated to be between $400-$500 million over the term of the contract.

ATCO Gas and ATCO Electric have also agreed not to compete in the regulated and unregulated retail energy business in Alberta for a period of ten years.

In December 2003, the AEUB issued a decision approving the transfer of the retail operations of ATCO Gas and ATCO Electric to DEML. The City of Calgary filed for leave to appeal the AEUB decision, including the allocation of proceeds to ATCO Gas and ATCO Electric. On June 30, 2004, the Alberta Court of Appeal dismissed the City of Calgary's application for leave to appeal.

SELECTED ANNUAL AND QUARTERLY INFORMATION

($ Millions except per share data)	For the Three Months Ended Mar. 31 (unaudited)	Jun. 30	Sep. 31	Dec. 31	Year Ended Dec. 31
2004					
Revenues (1)	1,243.1	746.8	617.3	741.9	3,349.1
Earnings attributable to Class I and Class II shares (2) (5) (6)	38.2	54.8	24.7	41.7	159.4
Earnings per Class I and Class II share (2) (5) (6)	1.28	1.84	0.83	1.40	5.35
Diluted earnings per Class I and Class II share (2) (5) (6)	1.26	1.82	0.83	1.38	5.29
2003					
Revenues	1,415.2	839.9	665.7	1,008.9	3,929.7
Earnings attributable to Class I and Class II shares (3) (5) (6)	45.6	20.1	22.5	42.5	130.7
Earnings per Class I and Class II share (3) (5) (6)	1.53	0.68	0.75	1.43	4.39
Diluted earnings per Class I and Class II share (3) (5) (6)	1.51	0.67	0.74	1.41	4.33
2002					
Revenues	....	....	....	....	3,196.3
Earnings attributable to Class I and Class II shares (3) (4) (5) (6)	....	....	....	....	163.3
Earnings per Class I and Class II share (3) (4) (5) (6)	....	....	....	....	5.48
Diluted earnings per Class I and Class II share (3) (4) (5) (6)	....	....	....	....	5.40

Notes:

(1) Includes the reduction in revenues from the Transfer of the Retail Energy Supply Businesses for the three months ended June 30, 2004, September 30, 2004 and December 31, 2004.

(2) Includes earnings of $28.5 million, earnings per share of $0.96 per share and diluted earnings per share of $0.95 on the Transfer of the Retail Energy Supply Businesses for the three months ended June 30, 2004, and for year ended December 31, 2004.

(3) 2003 and 2002 earnings attributable to Class I and Class II shares have been restated for retroactive changes in the methods of accounting for asset retirement obligations and stock based compensation.

(4) Includes earnings of $34.9 million, earnings per share of $1.17 and diluted earnings per share of $1.15 on the sale of the Viking-Kinsella natural gas producing property.

(5) There were no discontinued operations or extraordinary items during these periods.

(6) Due to the seasonal nature of the Corporation's operations, changes in electricity prices in Alberta and the timing of rate decisions, earnings for any quarter are not necessarily indicative of operations on an annual basis.

(7) The above data has been prepared in accordance with Canadian generally accepted accounting principles and the reporting currency is the Canadian dollar.

	Year Ended December 31		
	2004	2003	2002
	($ Millions except per share data)		
Cash dividends declared per share:			
5.75% Cumulative Redeemable Preferred Shares, Series 3	1.44	1.44	1.44
Class I and II shares	1.40	1.28	1.16
Total assets	7,039.5	6,617.8	6,427.9
Long term debt	2,215.3	1,841.6	1,936.0
Non-recourse long term debt	899.7	948.2	956.4
Equity preferred shares	150.0	150.0	150.0
Class I and Class II share owners' equity	1,244.6	1,131.7	1,043.1

Note:

(1) The above data has been prepared in accordance with Canadian generally accepted accounting principles and the reporting currency is the Canadian dollar.

RESULTS OF OPERATIONS

The principal factors that have caused variations in **revenues** over the eight most recently completed quarters were:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses (refer to the Transfer of the Retail Energy Supply Businesses section), and lower prices of electricity and natural gas purchased for customers on a "no-margin" basis prior to May 4, 2004 (refer to the Utilities section);
- fluctuations in electricity and natural gas prices (refer to the Power Generation section);
- fluctuations in temperatures (refer to the Utilities section);
- timing of rate decisions (refer to the Utilities and Regulatory Matters sections);
- industrial housing market changes (refer to the Global Enterprises section); and
- lower cost of service revenues in Alberta Power (2000) from the H.R. Milner generating plant which was sold by the Alberta Balancing Pool on January 29, 2004 (refer to the Power Generation section).

The principal factors that have caused variations in **earnings** over the eight most recently completed quarters were:

- the Transfer of the Retail Energy Supply Businesses (refer to the Transfer of the Retail Energy Supply Businesses and the Utilities sections);
- fluctuations in electricity prices and related spark spreads in Alberta for ATCO Power and ATCO Resources (refer to the Power Generation section);
- fluctuations in temperatures (refer to the Utilities section);
- timing of rate decisions (refer to the Utilities and Regulatory Matters sections);
- industrial housing market changes (refer to the Global Enterprises section); and
- one-time decrease of $6.7 million due to the uncertainty as to whether the Supreme Court of Canada will hear the Corporation's leave to appeal respecting an income tax reassessment relating to the 1996 disposal of ATCOR Resources (see ATCOR Resources Ltd. Tax Reassessment section).

Consolidated Operations

Revenues for the three months ended December 31, 2004, decreased by $267.0 million to $741.9 million, primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses;
- lower cost of service revenues in Alberta Power (2000) from the H.R. Milner generating plant which was sold by the Alberta Balancing Pool on January 29, 2004;
- planned maintenance outage at ATCO Power's Osborne generating plant in Australia during the fourth quarter of 2004. This outage began in October and was completed by the end of November; and

- warmer temperatures in ATCO Gas, which were 9.8% warmer than normal, compared to 3.2% warmer than normal for the corresponding period in 2003.

This decrease was partially offset by:
- higher natural gas volumes purchased and resold for natural gas liquids extraction and higher prices received for natural gas liquids in ATCO Midstream;
- increased business activity in ATCO Structures operations in Canada, United States and Australia and in ATCO Noise Management;
- the ATCO Pipelines Decision (refer to Regulatory Matters - ATCO Pipelines section);
- increased business activity and the commencement of work for new customers by ATCO I-Tek;
- operations at ATCO Power's and ATCO Resources' new 170 megawatt Scotford generating plant commissioned in December 2003 and their new 580 megawatt Brighton Beach generating plant commissioned in July 2004; and
- improved performance in ATCO Power's United Kingdom ("U.K.") operations.

Revenues for the year ended December 31, 2004, decreased by $580.6 million to $3,349.1 million, primarily due to:
- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses, and lower prices of electricity and natural gas purchased for customers on a "no-margin" basis prior to May 4, 2004;
- warmer temperatures in ATCO Gas, which were 3.0% warmer than normal, compared to 3.4% colder than normal in 2003;
- lower cost of service revenues in Alberta Power (2000) from the H.R. Milner generating plant which was sold by the Alberta Balancing Pool on January 29, 2004;
- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation revenues) to transportation service only contracts (transportation revenue); and
- lower prices received for electricity sold to the Alberta Electric System Operator ("AESO") by ATCO Power and ATCO Resources.

This decrease was partially offset by:
- higher natural gas volumes purchased and resold for natural gas liquids extraction and higher prices received for natural gas liquids in ATCO Midstream;
- increased business activity in all ATCO Structures operations, other than in Europe, and in ATCO Noise Management;
- operations at ATCO Power's and ATCO Resources' new Scotford and Brighton Beach generating plants;
- customer additions in ATCO Gas;
- increased business activity and the commencement of work for new customers by ATCO I-Tek;
- the ATCO Pipelines Decision; and
- improved performance in ATCO Power's U.K. operations.

Earnings attributable to Class I and Class II shares for the three months ended December 31, 2004, decreased by $0.8 million ($0.03 per share) to $41.7 million ($1.40 per share), primarily due to:
- one-time decrease of $6.7 million due to the uncertainty as to whether the Supreme Court of Canada will hear the Corporation's leave to appeal respecting an income tax reassessment relating to the 1996 disposal of ATCOR Resources (see ATCOR Resources Ltd. Tax Reassessment section);
- a favourable one-time tax adjustment in Australia in 2003 for ATCO Power ($4.6 million);
- higher transportation costs in ATCO Pipelines;
- warmer temperatures in ATCO Gas; and
- the ATCO Gas Decision (refer to Regulatory Matters - ATCO Gas section).

This decrease was partially offset by:
- the ATCO Pipelines Decision;
- higher margins on natural gas liquids and higher earnings in storage operations in ATCO Midstream;
- increased business activity in ATCO Structures and ATCO Noise Management;
- increased business activity and the commencement of work for new customers by ATCO I-Tek;
- lower income tax rates; and

- improved earnings in ATCO Power's U.K. operations.

Earnings attributable to Class I and Class II shares for the year ended December 31, 2004, **including** the $28.5 million after-tax and non-controlling interests gain on the Transfer of the Retail Energy Supply Businesses, increased by $28.7 million ($0.96 per share) to $159.4 million ($5.35 per share).

Earnings attributable to Class I and Class II shares for the year ended December 31, 2004, **excluding** the $28.5 million after-tax and non-controlling interests gain on the Transfer of the Retail Energy Supply Businesses, increased by $0.2 million ($0.00 per share) to $130.9 million ($4.39 per share), primarily due to:

- increased business activity in ATCO Structures Canadian, United States, South American and Australian operations and in ATCO Noise Management;
- lower income tax rates;
- higher margins on natural gas liquids and higher earnings in storage operations in ATCO Midstream;
- improved earnings in ATCO Power's U.K operations;
- the ATCO Pipelines Decision;
- increased business activity and the commencement of work for new customers by ATCO I-Tek;
- customer additions in ATCO Gas; and
- operations at ATCO Power's and ATCO Resources' new Scotford and Brighton Beach generating plants.

This increase was partially offset by:

- one-time decrease of $6.7 million due to the uncertainty as to whether the Supreme Court of Canada will hear the Corporation's leave to appeal respecting an income tax reassessment relating to the 1996 disposal of ATCOR Resources (see ATCOR Resources Ltd. Tax Reassessment section);
- decrease in ATCO Power's and ATCO Resources' earnings of $6.2 million due to lower prices on electricity sold to the AESO and the related spark spread (as defined in the Power Generation section);
- a favourable one-time tax adjustment in Australia in 2003 for ATCO Power ($4.6 million);
- warmer temperatures in ATCO Gas;
- the ATCO Electric Decision (refer to Regulatory Matters - ATCO Electric section); and
- higher transportation costs in ATCO Pipelines.

Return on common equity was 13.4% in 2004.

Operating expenses (consisting of natural gas supply, purchased power, operation and maintenance, selling and administrative and franchise fee costs) for the three months ended December 31, 2004, decreased by $305.9 million to $461.9 million, primarily due to:

- lower costs of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses;
- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation costs) to transportation service only contracts (transportation costs);
- lower selling and administrative costs, primarily in ATCO Gas and ATCO Electric; and
- reduced operating and maintenance costs in Alberta Power (2000) from the H.R. Milner generating plant which was sold by the Alberta Balancing Pool on January 29, 2004.

This decrease was partially offset by:

- higher natural gas volumes purchased for natural gas liquids extraction by ATCO Midstream;
- increased business activity in ATCO Structures and ATCO Noise Management;
- higher franchise fees in ATCO Gas;
- higher fuel costs in ATCO Power's and ATCO Resources' Alberta generating plants due to higher prices, and the commencement of operations at the new Scotford and Brighton Beach generating plants; and
- higher transportation costs in ATCO Pipelines.

Operating expenses for the year ended December 31, 2004, decreased by $631.3 million to $2,393.6 million, primarily due to:

- lower costs of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses, and lower costs of electricity and natural gas purchased for customers on a "no-margin" basis prior to May 4, 2004;
- warmer temperatures in ATCO Gas;
- reduced operating and maintenance costs in Alberta Power (2000) from the H.R. Milner generating plant which was sold by the Alberta Balancing Pool on January 29, 2004; and
- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation costs) to transportation service only contracts (transportation costs).

This decrease was partially offset by:

- increased business activity in ATCO Structures Canadian, United States, South American and Australian operations and in ATCO Noise Management;
- higher natural gas volumes purchased for natural gas liquids extraction by ATCO Midstream;
- customer additions in ATCO Gas;
- higher transportation costs in ATCO Pipelines;
- higher fuel and operating costs due to the commencement of operations at ATCO Power's and ATCO Resources' new Scotford and Brighton Beach generating plants; and
- higher franchise fees in ATCO Gas.

Depreciation and amortization expenses for the three months ended December 31, 2004, increased by $9.3 million to $86.2 million, primarily due to:

- capital additions in 2004 and 2003.

Depreciation and amortization expenses for the year ended December 31, 2004, increased by $26.1 million to $311.1 million, primarily due to:

- capital additions in 2004 and 2003.

Interest expense for the three months ended December 31, 2004, increased by $6.8 million to $56.4 million, primarily due to:

- interest on non-recourse financings for ATCO Power's and ATCO Resources' new Scotford and Brighton Beach generating plants commissioned in December 2003 and July 2004, respectively; and
- interest on new financings issued in 2004 to fund capital expenditures in Utilities operations.

Interest expense for the year ended December 31, 2004, increased by $16.6 million to $215.5 million, primarily due to:

- interest on non-recourse financings for ATCO Power's and ATCO Resources' new Oldman River, Scotford and Brighton Beach generating plants commissioned in July 2003, December 2003 and July 2004, respectively; and
- interest on new financings issued in 2004 to fund capital expenditures in Utilities operations.

Interest and other income for the three months ended December 31, 2004, increased by $0.4 million to $10.9 million, primarily due to:

- interest income on higher cash balances.

Interest and other income for the year ended December 31, 2004, decreased by $3.2 million to $32.9 million, primarily due to:

- higher gains on disposals of property, plant and equipment in 2003.

This decrease was partially offset by:

- interest income on higher cash balances.

Income taxes for the three months ended December 31, 2004, increased by $22.4 million to $52.0 million, primarily due to:

- one-time decrease of $6.7 million due to the uncertainty as to whether the Supreme Court of Canada will hear the Corporation's leave to appeal respecting an income tax reassessment relating to the 1996 disposal of ATCOR Resources (see ATCOR Resources Ltd. Tax Reassessment section);
- a favourable one-time tax adjustment in Australia in 2003 for ATCO Power; and
- a favourable one-time tax adjustment in 2003 for ATCO Pipelines, resulting from a change in income tax methodology as directed by the AEUB in the ATCO Pipelines Decision.

This increase was partially offset by:

- lower income tax rates; and
- a favourable one-time tax adjustment in 2004 for ATCO Gas, resulting from a change in income tax methodology as directed by the AEUB in the ATCO Gas Decision.

Income taxes for the year ended December 31, 2004, **including** the $8.2 million of income taxes resulting from the Transfer of the Retail Energy Supply Businesses, increased by $12.8 million to $172.4 million.

Income taxes for the year ended December 31, 2004, **excluding** the $8.2 million of income taxes resulting from the Transfer of the Retail Energy Supply Businesses, increased by $4.6 million to $164.2 million, primarily due to:

- one-time decrease of $6.7 million due to the uncertainty as to whether the Supreme Court of Canada will hear the Corporation's leave to appeal respecting an income tax reassessment relating to the 1996 disposal of ATCOR Resources (see ATCOR Resources Ltd. Tax Reassessment section);
- a favourable one-time tax adjustment in Australia in 2003 for ATCO Power; and
- a favourable one-time tax adjustment in 2003 for ATCO Pipelines.

This increase was partially offset by:

- lower income tax rates; and
- a favourable one-time tax adjustment in 2004 for ATCO Gas.

The **interests of non-controlling share owners** for the three months ended December 31, 2004, increased by $1.6 million to $52.5 million, primarily due to:

- higher earnings in Canadian Utilities.

The **interests of non-controlling share owners** for the year ended December 31, 2004, **including** the $26.6 million resulting from the Transfer of the Retail Energy Supply Businesses, increased by $26.6 million to $184.7 million.

The **interests of non-controlling share owners** for the year ended December 31, 2004, **excluding** the $26.6 million resulting from the Transfer of the Retail Energy Supply Businesses, was $158.1 million, unchanged from 2003, primarily due to:

- lower earnings in Canadian Utilities; and
- increased preferred share dividends due to the issue of $150.0 million of 6.00% Cumulative Redeemable preferred Shares Series X ("Series X Preferred Shares") by Canadian Utilities in April 2003.

Segmented Information

Segmented revenues for the three months and for the year ended December 31, 2004, were as follows:

	For the Three Months Ended December 31		For the Year Ended December 31	
($ Millions)	**2004**	2003	**2004**	2003
	(unaudited)			
Utilities (1)	**297.9**	656.2	**1,789.8**	2,548.6
Power Generation	**194.7**	179.6	**692.3**	677.4
Global Enterprises	**213.8**	323.2	**998.2**	1,225.6
Industrials	**68.6**	51.1	**220.1**	154.4
Corporate and Other	**5.0**	3.8	**15.8**	15.6
Intersegment eliminations	**(38.1)**	(205.0)	**(367.1)**	(691.9)
Total	**741.9**	1,008.9	**3,349.1**	3,929.7

Note:
(1) *Includes the reduction in revenues from the Transfer of the Retail Energy Supply Businesses for the three months and for the year ended December 31, 2004.*

Segmented earnings attributable to Class I and Class II shares for the three months and for the year ended December 31, 2004, were as follows:

	For the Three Months Ended December 31		For the Year Ended December 31	
($ Millions)	**2004**	2003	**2004**	2003
	(unaudited)			
Utilities (1)	**20.0**	21.3	**87.4**	62.9
Power Generation (2)	**12.2**	18.4	**39.7**	48.9
Global Enterprises (2)	**16.7**	7.4	**38.1**	29.1
Industrials	**4.5**	-	**14.1**	2.6
Corporate and Other (3)	**(11.4)**	(4.7)	**(21.0)**	(14.9)
Intersegment eliminations	**(0.3)**	0.1	**1.1**	2.1
Total	**41.7**	42.5	**159.4**	130.7

Notes:
(1) *The earnings for the year ended December 31, 2004, include earnings of $28.5 million from the Transfer of the Retail Energy Supply Businesses.*
(2) *2003 earnings have been restated for a retroactive change in the method of accounting for asset retirement obligations.*
(3) *2003 earnings have been restated for a retroactive change in the method of accounting for stock based compensation.*

Utilities

Revenues from the Utilities Business Group for the three months ended December 31, 2004, decreased by $358.3 million to $297.9 million, primarily due to:

- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses; and
- warmer temperatures in ATCO Gas, which were 9.8% warmer than normal, compared to 3.2% warmer than normal for the corresponding period in 2003.

This decrease was partially offset by:
- the ATCO Pipelines Decision (refer to Regulatory Matters - ATCO Pipelines section).

Revenues for the year ended December 31, 2004, decreased by $758.8 million to $1,789.8 million, primarily due to:
- lower sales of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses, and lower prices of electricity and natural gas purchased for customers on a "no-margin" basis prior to May 4, 2004;
- warmer temperatures in ATCO Gas, which were 3.0% warmer than normal, compared to 3.4% colder than normal in 2003; and
- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation revenues) to transportation service only contracts (transportation revenue).

This decrease was partially offset by:
- customer additions in ATCO Gas; and
- the ATCO Pipelines Decision.

Earnings for the three months ended December 31, 2004, decreased by $1.3 million to $20.0 million, primarily due to:
- higher transportation costs in ATCO Pipelines;
- warmer temperatures in ATCO Gas; and
- the ATCO Gas Decision (refer to Regulatory Matters - ATCO Gas section);.

This decrease was partially offset by:
- the ATCO Pipelines Decision.

Earnings for the year ended December 31, 2004, **including** the $28.5 million after-tax and non-controlling interests gain on the Transfer of the Retail Energy Supply Businesses, increased by $24.5 million to $87.4 million.

Earnings for the year ended December 31, 2004, **excluding** the $28.5 million after-tax and non-controlling interests gain on the Transfer of the Retail Energy Supply Businesses, decreased by $4.0 million to $58.9 million, primarily due to:
- warmer temperatures in ATCO Gas;
- the ATCO Electric Decision (refer to Regulatory Matters - ATCO Electric section); and
- higher transportation costs in ATCO Pipelines.

This decrease was partially offset by:
- the ATCO Pipelines Decision;
- customer additions in ATCO Gas; and
- lower income tax rates.

Operating expenses for the year ended December 31, 2004, decreased by $748.9 million to $1,328.6 million, primarily due to:
- lower costs of electricity and natural gas purchased for customers on a "no-margin" basis by ATCO Electric and ATCO Gas due to the Transfer of the Retail Energy Supply Businesses, and lower costs of electricity and natural gas purchased for customers on a "no-margin" basis prior to May 4, 2004;
- warmer temperatures in ATCO Gas; and
- lower natural gas volumes purchased for ATCO Pipelines' customers as a result of customers moving from sales service (commodity and transportation costs) to transportation service only contracts (transportation costs).

This decrease was partially offset by:
- customer additions in ATCO Gas;
- higher transportation costs in ATCO Pipelines; and
- higher franchise fees in ATCO Gas.

In the first quarter of 2003, ATCO Gas commenced the first phase of a $278 million project to relocate natural gas meters currently inside homes to the outside. The project will make the distribution system safer by relocating and replacing aging infrastructure, improve metering accuracy and accessibility, and facilitate more efficient meter reading. The ATCO Gas Decision approved a program which will result in meters with underground entries being relocated over 10 years and all other inside meters moved as part of the existing meter recall program. The decision also allows ATCO Gas to move meters at any time if they are deemed unsafe.

On August 30, 2004, ATCO Electric completed construction of a $99.0 million, 350 kilometre 240 kilovolt transmission line between Fort McMurray and Whitefish Lake. The project included three substations and the expansion of an existing substation. Construction was completed in 10 months. Typically, a project of this scale and complexity is constructed over two years.

Power Generation

Revenues from the Power Generation Business Group for the three months ended December 31, 2004, increased by $15.1 million to $194.7 million, primarily as a result of:

- operations at ATCO Power's and ATCO Resources' new 170 megawatt Scotford generating plant commissioned in December 2003 and their new 580 megawatt Brighton Beach generating plant commissioned in July 2004;
- improved performance in ATCO Power's United Kingdom ("U.K.") operations; and
- higher capacity and energy charges in Alberta Power (2000).

This increase was partially offset by:

- lower cost of service revenues in Alberta Power (2000) for the H.R. Milner generating plant which was sold by the Alberta Balancing Pool on January 29, 2004; and
- planned maintenance outage at ATCO Power's Osborne generating plant in Australia during the fourth quarter of 2004. This outage began in October and was completed by the end of November.

Revenues for the year ended December 31, 2004, increased by $14.9 million to $692.3 million, primarily as a result of:

- operations at ATCO Power's and ATCO Resources new Scotford and Brighton Beach generating plants;
- improved performance in ATCO Power's U.K. operations; and
- higher capacity and energy charges in Alberta Power (2000).

This increase was partially offset by:

- lower cost of service revenues in Alberta Power (2000) for the H.R. Milner generating plant which was sold by the Alberta Balancing Pool on January 29, 2004; and
- lower prices received for electricity sold to the AESO by ATCO Power and ATCO Resources.

Earnings for the three months ended December 31, 2004, decreased by $6.2 million to $12.2 million, primarily due to:

- a favourable one-time tax adjustment in Australia in 2003 for ATCO Power ($4.6 million); and
- planned maintenance outage at ATCO Power's Osborne generating plant in Australia.

This decrease was partially offset by:

- improved earnings in ATCO Power's U.K. operations; and
- operations at ATCO Power's and ATCO Resources' new Scotford and Brighton Beach generating plants.

AESO electricity prices for the three months ended December 31, 2004, averaged $55.07 per megawatt hour, compared to average prices of $54.71 per megawatt hour for the corresponding period in 2003. Natural gas prices for the three months ended December 31, 2004, averaged $6.16 per gigajoule, compared to average prices of $5.60 per gigajoule for the corresponding period in 2003. The consequence of stable electricity prices and slightly higher natural gas prices was an average spark spread of $8.87 per megawatt hour for the three months ended December 31, 2004, compared to $13.46 per megawatt hour for the corresponding period in 2003.

Spark spread is related to the difference between AESO electricity prices and the marginal cost of producing electricity from natural gas.

Changes in spark spread affect the results of operation of approximately 370 megawatts of plant capacity owned in Alberta by ATCO Power and ATCO Resources out of a total world wide owned capacity of 1,539 megawatts.

Earnings for the year ended December 31, 2004, decreased by $9.2 million to $39.7 million, primarily due to:

- decrease in ATCO Power's and ATCO Resources' earnings of $6.2 million due to lower prices on electricity sold to the AESO and the related spark spread.

  AESO electricity prices in 2004 averaged $54.59 per megawatt hour, compared to average prices of $62.99 per megawatt hour in 2003. Natural gas prices in 2004 averaged $6.19 per gigajoule, compared to average prices of $6.31 per gigajoule in 2003. The consequence of relatively weaker electricity prices was an average spark spread of $8.16 per megawatt hour in 2004, compared to $15.69 per megawatt hour in 2003;

- a favourable one-time tax adjustment in Australia in 2003 for ATCO Power ($4.6 million); and
- lower earnings from the transmission must run ("TMR") contracts that were not renewed in May 2004 at the Rainbow Lake IV and V generating plants. The TMR service was conscripted at reduced load levels by the AESO under AEUB regulated terms and conditions up until December 17, 2004, at which time the AESO, ATCO Power and ATCO Resources agreed to a contract under which the service would be dispatched at full load until December 31, 2005. Compensation under this contract is subject to the AEUB's decision on the AESO's pending application to amend the regulated terms and conditions for conscripted service.

This decrease was partially offset by:

- improved earnings in ATCO Power's U.K. operations; and
- operations at ATCO Power's and ATCO Resources' new Scotford and Brighton Beach generating plants.

Operating expenses for the year ended December 31, 2004, decreased by $1.6 million to $372.2 million, primarily due to:

- reduced operating and maintenance costs in Alberta Power (2000) from the H.R. Milner generating plant which was sold by the Alberta Balancing Pool on January 29, 2004.

This decrease was partially offset by:

- higher fuel and operating costs due to the commencement of operations at ATCO Power's and ATCO Resources' new Scotford and Brighton Beach generating plants.

During the three months ended December 31, 2004, Alberta Power (2000)'s **deferred availability incentive** account increased by $8.1 million to $46.1 million. The increase was primarily due to additional availability incentive payments received for improved plant availability. During the three months ended December 31, 2004, the amortization of deferred availability incentives, recorded in revenues, increased by $0.2 million to $2.0 million.

During the year ended December 31, 2004, the **deferred availability incentive** account increased by $2.8 million to $46.1 million. The increase was primarily due to the Battle River arbitration decision (refer to Business Risks-Alberta Power (2000) section), partially offset by amortization of deferred availability incentives, recorded in revenues, of $7.6 million.

On January 29, 2004, the H.R. Milner generating plant was sold by the Alberta Balancing Pool to a third party and the contract under which Alberta Power (2000) had operated the plant on a cost of service basis since January 2001 was terminated. As part of the sale, Alberta Power (2000) was relieved of all decommissioning and reclamation obligations, including any environmental liabilities.

A partnership formed by ATCO Power, ATCO Resources and Ontario Power Generation owns and operates the Brighton Beach power plant, a 580 megawatt natural gas-fired combined cycle generating plant in Windsor, Ontario. Commercial operation of the plant commenced in July 2004.

ATCO Power and SaskPower International Inc. announced in September 2004 that they would not proceed with their joint venture to build 150 megawatts of wind generation in Saskatchewan.

On November 19, 2002, an administration order was issued by an English Court against TXU Europe Energy Trading Limited which had a long term "off take" agreement for 27.5% of the power produced by the 1,000 megawatt Barking generating plant in London, England, in which the Corporation, through Barking Power, has a 25.5% equity interest. Barking Power filed a claim for damages for breach of contract related to TXU Europe's obligations to purchase 27.5% of the power produced by the Barking generating plant. Following negotiations with the administrators, an agreement has now been reached with respect to Barking Power's claim. This agreement is reflected in the company voluntary arrangements ("CVAs") which were approved on January 28, 2005.

On February 3, 2005, the Corporation announced that at TXU creditors' and members' meetings on January 28, 2005, CVAs under the United Kingdom Insolvency Act were approved in respect of certain TXU companies, including TXU Europe Energy Trading Limited and TXU Europe Group plc.

The CVAs will not become effective until on or about February 28, 2005, and any additional creditors are entitled to make claims until on or about March 15, 2005. The impact of the CVAs on the Corporation's financial condition and results cannot be determined at this time, but is expected to be positive.

The Barking generating plant has continued to supply 725 megawatts of power under long term contracts with other purchasers. The 275 megawatts of power previously supplied to TXU Europe is currently being sold into the United Kingdom ("U.K.") electricity market on a merchant basis under a one year marketing agreement.

At December 31, 2004, all of ATCO Power's and ATCO Resources' non-regulated independent generating plants were in service.

Global Enterprises

Revenues from the Global Enterprises Business Group for the three months ended December 31, 2004, decreased by $109.4 million to $213.8 million, primarily due to:

- lower volumes of natural gas purchased in ATCO Midstream for ATCO Gas as a result of the Transfer of the Retail Energy Supply Businesses.

This decrease was partially offset by:

- higher natural gas volumes purchased and resold for natural gas liquids extraction and higher prices received for natural gas liquids in ATCO Midstream; and
- increased business activity and the commencement of work for new customers by ATCO I-Tek.

Revenues for the year ended December 31, 2004, decreased by $227.4 million to $998.2 million, primarily due to:

- lower volumes of natural gas purchased in ATCO Midstream for ATCO Gas as a result of the Transfer of the Retail Energy Supply Businesses.

This decrease was partially offset by:

- higher natural gas volumes purchased and resold for natural gas liquids extraction and higher prices received for natural gas liquids in ATCO Midstream; and
- increased business activity and the commencement of work for new customers by ATCO I-Tek.

Earnings for the three months ended December 31, 2004, increased by $9.3 million to $16.7 million, primarily due to:

- higher margins on natural gas liquids and higher earnings in storage operations in ATCO Midstream; and
- increased business activity and the commencement of work for new customers by ATCO I-Tek.

Earnings for the year ended December 31, 2004, increased by $9.0 million to $38.1 million, primarily due to:

- higher margins on natural gas liquids and higher earnings in storage operations in ATCO Midstream; and
- increased business activity and the commencement of work for new customers by ATCO I-Tek.

Operating expenses for the year ended December 31, 2004, decreased by $250.8 million to $867.2 million, primarily due to:

- lower volumes of natural gas purchased in ATCO Midstream for ATCO Gas as a result of the Transfer of the Retail Energy Supply Businesses.

This decrease was partially offset by:

- higher natural gas volumes purchased for natural gas liquids extraction by ATCO Midstream.

Industrials

Revenues from the Industrials segment for the three months ended December 31, 2004, increased by $17.5 million to $68.6 million, primarily due to:

- increased business activity in ATCO Structures operations in Canada, United States and Australia and in ATCO Noise Management.

Revenues for the year ended December 31, 2004, increased by $65.7 million to $220.1 million, primarily due to:

- increased business activity in all ATCO Structures operations, other than in Europe, and in ATCO Noise Management.

Earnings for the three months ended December 31, 2004, increased by $4.5 million to $4.5 million, primarily due to:

- increased business activity in ATCO Structures and ATCO Noise Management.

Earnings for the year ended December 31, 2004, increased by $11.5 million to $14.1 million, primarily due to:

- increased business activity in ATCO Structures Canadian, United States, South American and Australian operations and in ATCO Noise Management.

Demand for workforce housing products is directly related to the capital spending cycle and the level of development activity in natural resource industries. During 2004, the utilization rate for ATCO Structures' work force housing fleet averaged 62%, up from 47% in 2003. Programs to rationalize and modernize the size of the workforce housing lease fleet are continuing.

Operating expenses for the year ended December 31, 2004, increased by $46.0 million to $185.6 million, primarily due to:

- increased business activity in ATCO Structures Canadian, United States, South American and Australian operations and in ATCO Noise Management.

In September 2004, ATCO Structures announced it had been awarded a contract to supply a 2,100 person camp to Nexen Inc. for the Long Lake project in the Athabasca oil sands region of northern Alberta. The contract includes the manufacture, transport, installation and supply of site services for two camps, which will be leased by Nexen. Each camp will consist of dormitories, kitchen, dining and recreation facilities, as well as one office complex. ATCO Structures will also supply maintenance personnel for the two-year project life span. The north camp and office are scheduled for completion prior to January 2005 and the south camp will be finished six months later in June 2005.

In January 2005, ATCO Structures announced it had been awarded a series of contracts to supply pre-fabricated buildings and related services for construction support of the new Fjarðaál Aluminium Smelter facility in Reydarfjördur, Eastern Iceland. Bechtel Group Inc., acting on behalf of the project owner Alcoa Inc., awarded the contracts to ATCO Structures in multiple stages. The contracts have been awarded in four stages comprised of design, engineering, manufacturing and installation of an initial 100 person advance pioneer camp and a 1,500 person construction camp, which will be known as the Fjarðaál Team Village. The majority of the dormitories, kitchen/diners, lunchrooms, medical, recreation and laundry facilities, as well as other types of modular buildings, will be manufactured at ATCO Structures' factory in Budapest, Hungary, with some product also being delivered from ATCO Structures' U.S. factory in Diboll, Texas. In addition, ATCO Structures has established an Icelandic company to complete installation works on site.

ATCO Structures will continue to focus on its core businesses of workforce housing in North America, Australia, South America, Europe and selective international markets and on the space rental business in Australia, Canada, South America and Europe. ATCO Noise Management will continue to focus on turnkey noise abatement opportunities in the energy and petrochemical industries worldwide.

A number of major projects, which provide opportunities for ATCO Structures, are planned for development in 2005 and beyond. ATCO Noise Management is focusing its efforts on exploring industrial noise abatement opportunities in North America, Latin America and Europe. These areas represent opportunities in the electrical power generation and fossil fuel markets where demand continues to grow.

International sales may expose ATCO Structures and ATCO Noise Management to greater risk than normally associated with domestic transactions due to the political and financial aspects of international business. However, ATCO Structures and ATCO Noise Management will continue to follow strict credit policies on international sales to minimize financial exposure and will continue to utilize its international experience to manage the political and other risks associated with international business.

Corporate and Other

Earnings for the three months ended December 31, 2004, decreased by $6.7 million to $(11.4) million, primarily due to:

- one-time decrease of $6.7 million due to the uncertainty as to whether the Supreme Court of Canada will hear the Corporation's leave to appeal respecting an income tax reassessment relating to the 1996 disposal of ATCOR Resources (see ATCOR Resources Ltd. Tax Reassessment section).

Earnings for the year ended December 31, 2004, decreased by $6.1 million to $(21.0) million, primarily due to:

- one-time decrease of $6.7 million due to the uncertainty as to whether the Supreme Court of Canada will hear the Corporation's leave to appeal respecting an income tax reassessment relating to the 1996 disposal of ATCOR Resources (see ATCOR Resources Ltd. Tax Reassessment section).

This decrease was partially offset by:

- decreased share appreciation rights expense due to lower Share Prices since December 31, 2003.

ATCOR Resources Ltd. Tax Reassessments

In 2001, the Corporation received and paid income tax reassessments of $21.3 million relating to the 1996 disposal of ATCOR Resources Ltd. Of this amount, $12.9 million was assessed to Canadian Utilities and $8.4 million was assessed to ATCO Ltd. The Corporation did not agree with these reassessments and contested the matter with tax authorities. Accordingly, the payments were recorded as a reduction of future income tax liabilities.

During 2003, the Corporation was successful in appealing the reassessments to the Tax Court of Canada. The Federal Government appealed the Tax Court's decision to the Federal Court of Appeal, which issued a decision on June 18, 2004 in favor of Canadian Utilities with respect to the entire amount of its $12.9 million reassessment, and in favor of ATCO Ltd. for $1.7 million of its $8.4 million reassessment. The Federal Government did not appeal the Federal Court of Appeal's decision to the Supreme Court of Canada. With respect to Canadian Utilities, the Corporation has received a refund of $15.1 million, including interest, and has reversed the future income tax reduction of $12.9 million. With respect to ATCO Ltd., the Corporation has filed for leave to appeal the Federal Court of Appeal's decision to the Supreme Court of Canada. Due to the uncertainty as to whether the Supreme Court of Canada will hear the Corporation's leave to appeal, the Corporation has reversed the future income tax reduction of $8.4 million, reduced income taxes payable by $1.7 million for the expected refund and charged $6.7 million to earnings.

REGULATORY MATTERS

Regulated operations are conducted by ATCO Electric and its subsidiaries, Northland Utilities (NWT), Northland Utilities (Yellowknife) and Yukon Electrical, the ATCO Gas and ATCO Pipelines divisions of ATCO Gas and Pipelines Ltd. and the generating plants of Alberta Power (2000), all of which are wholly owned subsidiaries of Canadian Utilities' wholly owned subsidiary, CU Inc.

In July 2004, the AEUB issued its generic cost of capital decision. The decision established a standardized approach for each utility company regulated by the AEUB for determining the rate of return on common equity based upon a return of 9.60% on common equity. This rate of return will be adjusted annually by 75% of the change in long term Canada bond yield as forecast in the November Consensus Forecast, adjusted for the average difference between the

10 year and 30 year Canada bond yields for the month of October as reported in the National Post. This adjustment mechanism is the same as the National Energy Board uses in determining its formula based rate of return. The AEUB will undertake a review of this mechanism for the year 2009 or if the rate of return resulting from the formula is less than 7.6% or greater than 11.6%. The AEUB also noted that any party, at any time, could petition for a review of the adjustment formula if that party can demonstrate a material change in facts or circumstances

The decision also established the appropriate capital structure for each utility regulated by the AEUB. The AEUB determined that any proposed changes to the approved capital structure which result from a material change in the investment risk of a utility will be addressed at utility specific rate applications.

In November 2004, the AEUB announced a generic return on common equity of 9.50% for 2005. The AEUB also announced that the 2005 generic return on equity would only apply to utilities which file rate applications in 2005. If no rate applications are filed, then existing return on common equity rates will continue to apply.

ATCO Electric

In a decision dated October 2, 2003, the AEUB approved, among other things, a rate of return on common equity of 9.40% and a common equity ratio of 32% for ATCO Electric's transmission operations and 35% for its distribution operations for 2003. These reductions in the common equity ratios reduced the common equity that ATCO Electric was allowed to earn a return on by $83.0 million for 2003. The decision also set aside certain transactions with affiliates that will be addressed in a separate proceeding, currently in progress.

In a decision dated July 2, 2004, the AEUB issued its generic cost of capital decision which approved, among other things, a return on common equity of 9.60% and a common equity ratio of 33% for ATCO Electric's transmission operations and 37% for its distribution operations beginning in 2004. These increases in the common equity ratios increased the common equity that ATCO Electric was allowed to earn a return on by $22.3 million for 2004 as compared to 2003.

ATCO Electric's October 2, 2003, and July 2, 2004, decisions are referred to in this MD&A as the "ATCO Electric Decision".

ATCO Gas

In a decision dated October 1, 2003, the AEUB approved for ATCO Gas, among other things, a rate of return on common equity of 9.50% for 2003 and 2004 and a common equity ratio of 37% for 2003 and 2004. The decision also set aside certain transactions with affiliates that will be addressed in a separate proceeding, currently in progress.

In a decision dated July 2, 2004, the AEUB issued its generic cost of capital decision which approved, among other things, ATCO Gas' common equity ratio of 38% beginning in 2005. As ATCO Gas' return on common equity for 2004 was already established, the standardized approach approved by the AEUB in its generic cost of capital decision (as described above) for determining the return on common equity will be applied beginning in 2005.

ATCO Gas' October 1, 2003, and July 2, 2004, decisions are referred to in this MD&A as the "ATCO Gas Decision".

In October 2001, the AEUB approved the sale by ATCO Gas of certain properties in the City of Calgary, known as the Calgary Stores Block, for $6.6 million (excluding costs of disposition) and allocated $4.1 million of the proceeds to customers and $1.8 million to ATCO Gas. In January 2004, the Alberta Court of Appeal overturned this decision and directed the AEUB to allocate $5.4 million of the proceeds to ATCO Gas. The City of Calgary has appealed this decision to the Supreme Court of Canada, which has also granted ATCO Gas leave to cross-appeal the decision. Accordingly, ATCO Gas has not yet recorded the impact of the Alberta Court of Appeal decision.

In March 2004, the AEUB directed ATCO Gas to continue to reserve for the benefit of utility customers 16.7 petajoules of storage capacity at its Carbon storage facility for the 2004/2005 storage year, which ends on March 31, 2005, and allowed ATCO Midstream to continue to utilize the remaining uncontracted capacity at a rate of $0.45 per gigajoule, up from $0.41 per gigajoule. ATCO Gas has been granted leave to appeal this AEUB decision to the Alberta Court of Appeal. A hearing date has not yet been determined.

In July 2004, the AEUB initiated a written process to consider its role in regulating the operations of the Carbon storage facility.

ATCO Gas has filed an application with the AEUB to address, among other things, corrections required to historical transportation imbalances that have impacted ATCO Gas' deferred gas account. The application requests a recovery of approximately $11.3 million from ATCO Gas' south customers, and a refund of approximately $2.0 million to ATCO Gas' north customers. A decision from the AEUB is expected in the second quarter of 2005.

ATCO Pipelines

In a decision dated December 2, 2003, the AEUB approved for ATCO Pipelines, among other things, a rate of return on common equity of 9.50% and a common equity ratio of 43.5% for 2003. In a decision dated July 13, 2004, the AEUB awarded additional revenue with respect to the revenue forecasts of certain industrial customers. The decision also set aside certain transactions with affiliates that will be addressed in a separate proceeding, currently in progress.

In a decision dated July 2, 2004, the AEUB issued its generic cost of capital decision which approved, among other things, ATCO Pipelines' return on common equity of 9.60% for 2004 and a common equity ratio of 43% beginning in 2004.

ATCO Pipelines' December 2, 2003, July 2, 2004, and July 13, 2004, decisions are referred to in this MD&A as the "ATCO Pipelines Decision".

The AEUB has announced that it will hold a hearing to address competitive issues between ATCO Pipelines and NOVA Gas Transmission Ltd. This hearing is not expected to be held until 2006.

LIQUIDITY AND CAPITAL RESOURCES

A major portion of the Corporation's operating income and cash flow is generated from its utility operations. Canadian Utilities and its wholly owned subsidiary, CU Inc., use commercial paper borrowings and short term bank loans to provide flexibility in the timing and amounts of long term financing. ATCO Ltd. has received dividends from Canadian Utilities which have been more than sufficient to service debt requirements and pay dividends.

Cash flow from operations for the three months ended December 31, 2004, increased by $15.8 million to $182.1 million, primarily due to:

- increased availability incentives in Alberta Power (2000), primarily due to availability incentive payments received for improved plant availability;
- increased cash flow after removal of non-cash adjustments; and
- a refund to customers by ATCO Pipelines as a result of a change in income tax methodology as directed by the AEUB in the ATCO Pipelines Decision, which reduced cash flow from operations in 2003 by $5.4 million (the "ATCO Pipelines Refund").

This increase was partially offset by:

- a refund to customers by ATCO Gas as a result of a change in income tax methodology as directed by the AEUB in the ATCO Gas Decision, which reduced cash flow from operations in 2004 by $16.5 million (the "ATCO Gas Refund").

Cash flow from operations for the year ended December 31, 2004, increased by $30.7 million to $604.3 million, primarily due to:

- increased cash flow after removal of non-cash adjustments;
- increased availability incentives in Alberta Power (2000); and
- the ATCO Pipelines Refund.

This increase was partially offset by:

- the ATCO Gas Refund.

Investing for the three months ended December 31, 2004, increased by $10.4 million to $144.2 million, primarily due to:

- decreased proceeds on disposal of property, plant and equipment;
- reductions in non-current deferred electricity costs; and
- changes in non-cash working capital.

This increase was partially offset by:

- lower capital expenditures.

Capital expenditures for the three months ended December 31, 2004, decreased by $11.9 million to $176.8 million, primarily due to:

- lower investment in regulated electric transmission and non-regulated power generation projects.

This decrease was partially offset by:

- increased investment in workforce housing and space rental assets and in regulated natural gas transportation and distribution projects.

Investing for the year ended December 31, 2004, increased by $53.0 million to $528.1 million, primarily due to:

- higher capital expenditures;
- reductions in non-current deferred electricity costs; and
- decreased proceeds on disposal of property, plant and equipment.

This increase was partially offset by:

- changes in non-cash working capital; and
- proceeds from the Transfer of the Retail Energy Supply Businesses.

Capital expenditures for the year ended December 31, 2004, increased by $71.3 million to $610.9 million, primarily due to:

- increased investment in regulated electric transmission projects and in workforce housing and space rental assets.

This increase was partially offset by:

- lower investment in non-regulated power generation projects.

During the three months ended December 31, 2004, the Corporation **issued**:

- $100.0 million of 5.096% Debentures due November 18, 2014; and
- $200.0 million of 5.896% Debentures due November 20, 2034.

During the three months ended December 31, 2004, the Corporation **redeemed**:

- $96.0 million of notes payable;
- $37.0 million of long term debt; and
- $11.2 million of non-recourse long term debt.

These changes resulted in a **net debt increase** of $155.8 million.

During the year ended December 31, 2004, the Corporation **issued**:

- $180.0 million of 5.432% Debentures due January 23, 2019;
- $100.0 million of 5.096% Debentures due November 18, 2014;
- $200.0 million of 5.896% Debentures due November 20, 2034;
- $69.0 million of other long term debt; and
- $12.5 million of non-recourse long term debt.

During the year ended December 31, 2004, the Corporation **redeemed**:

- $100.0 million of 8.73% Debentures 1994 Series due June 1, 2004;
- $70.9 million of other long term debt; and
- $54.5 million of non-recourse long term debt.

These changes resulted in a **net debt increase** of $336.1 million.

A planned issue of $180.0 million of debentures by CU Inc. in 2003 was deferred until January 2004 pending clarification of one of the Corporation's credit ratings. As a result of the uncertainty surrounding the timing of the receipt of the credit rating, the Corporation utilized its cash resources in late 2003 to temporarily pay down outstanding debt.

Capital expenditures to maintain capacity, meet planned growth and fund future development activities are expected to be approximately $525 million in 2005. These expenditures are uncommitted and relate primarily to utility operations.

Contractual obligations for the next five years and thereafter are as follows:

Contractual Obligations	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	($ Millions)				
Long term debt	2,221.2	136.8	279.3	225.0	1,580.1
Non-recourse long term debt	955.5	55.8	134.5	177.9	587.3
Operating leases	69.9	16.4	27.0	16.9	9.6
Purchase obligations:					
ATCO Gas natural gas purchase contracts (1)	7.0	1.4	1.4	1.4	2.8
Alberta Power (2000) coal purchase contracts (2)	881.7	43.5	90.6	96.1	651.5
Alberta Power (2000) capital expenditures (3)	9.7	9.7		-	-
ATCO Power and ATCO Resources natural gas fuel supply contracts (4)	367.3	49.0	111.5	111.0	95.8
ATCO Power and ATCO Resources operating and maintenance agreements (5)	212.1	19.4	35.4	40.1	117.2
ATCO Power and ATCO Resources capital expenditures (6)	7.9	7.9	-	-	-
ATCO Electric capital expenditures (7)	17.8	17.8	-	-	-
Other	16.8	16.8	-	-	-
Total	4,766.9	374.5	679.7	668.4	3,044.3

Notes:

(1) *ATCO Gas has ongoing obligations to purchase fixed quantities of natural gas from various gas producers at market prices that are in effect at the time the quantities are purchased. These obligations relate mostly to storage purchases and operational contracts pertaining to the Carbon storage facility, which was not included in the Transfer of the Retail Energy Supply Businesses to DEML and continues to be subject to AEUB regulation. Some of these obligations are for the life of the gas reserves. The estimated value of these purchase obligations is based on the market price of natural gas in effect on December 31, 2004, and assumes a remaining life of 10 years for the gas reserves commencing January 1, 2004. The cost of natural gas purchased under these obligations is recoverable from ATCO Gas' customers.*

(2) *Alberta Power (2000) has fixed price long term contracts to purchase coal for its coal-fired generating plants. These costs are recoverable pursuant to the power purchase arrangements.*

(3) *Alberta Power (2000) has entered into contracts with suppliers to improve operating efficiency at certain of its generating plants.*

(4) *ATCO Power and ATCO Resources have various contracts to purchase natural gas for its natural gas-fired generating plants. ATCO Power and ATCO Resources have long term offtake agreements with the purchasers of the electricity to recover 82% of these costs. The balance of 18%, related to ATCO Power's Barking generating plant, is currently being recovered through merchant sales in the U.K. electricity market.*

(5) *ATCO Power and ATCO Resources have various contracts with suppliers to provide operating and maintenance services at certain of its generating plants.*

(6) *ATCO Power and ATCO Resources have entered into various contracts to purchase goods and services with respect to its capital expenditure programs.*

(7) *ATCO Electric has entered into various contracts to purchase goods and services with respect to its capital expenditure programs.*

At December 31, 2004, the Corporation had the following credit lines that enable it to obtain funding for general corporate purposes.

	Total	Used	Available
		($ Millions)	
Long term committed	588.2	59.8	528.4
Short term committed	614.1	22.3	591.8
Uncommitted	115.3	31.1	84.2
Total	1,317.6	113.2	1,204.4

In the third quarter of 2004, following a review of ongoing cash requirements, Canadian Utilities reduced its long term committed lines by $25.0 million, its short term committed lines by $9.6 million and its uncommitted lines by $108.4 million. These reductions were due primarily to reduced credit needs in CU Inc. following the Transfer of the Retail Energy Supply Businesses earlier in the year.

The amount and timing of future financings will depend on market conditions and the specific needs of the Corporation.

Future income tax liabilities of $237.6 million at December 31, 2004, are attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases. These differences result primarily from recognizing revenue and expenses in different years for financial and tax reporting purposes. Future income taxes will become payable when such differences are reversed through the settlement of liabilities and realization of assets.

On May 27, 2003, the Corporation commenced a normal course issuer bid for the purchase of up to 3% of the outstanding Class I shares. The bid expired on May 26, 2004. Over the life of the bid, 95,300 shares were purchased, of which 65,300 were purchased in 2003 and 30,000 were purchased in 2004. On May 27, 2004, the Corporation commenced a normal course issuer bid for the purchase of up to 3% of the outstanding Class I shares. The bid will expire on May 26, 2005. From May 27, 2004, to February 24, 2005, 131,000 shares have been purchased, all of which were purchased in 2004.

It is the policy of the Corporation to pay dividends quarterly on its Class I and Class II shares. In 2004, the Corporation increased the dividends on Class I and Class II shares by $0.12 per share, the same increase as in 2003. The Corporation has increased its annual common share dividend each year since 1993. The matter of an increase in the quarterly dividend is addressed by the Board of Directors in the first quarter of each year. For the first quarter of 2005, the quarterly dividend payment has been increased by $0.03 to $0.38 per share. The payment of any dividend is at the discretion of the Board of Directors and depends on the financial condition of the Corporation and other factors.

On January 16, 2004, CU Inc. filed a base shelf prospectus which permits CU Inc. to issue up to an aggregate of $750.0 million of debentures over the twenty-five month life of the prospectus.

- On January 23, 2004, CU Inc. issued $180.0 million of 5.432% Debentures due January 23, 2019, at a price of 100 to yield 5.432%. The proceeds of the issue were advanced to ATCO Electric, ATCO Gas, ATCO Pipelines and CU Water and used to fund capital expenditures, repay indebtedness and for general corporate purposes.
- On November 18, 2004, CU Inc. issued $100.0 million of 5.096% Debentures due November 18, 2014, at a price of 100 to yield 5.096% and $200.0 million of 5.896% Debentures due November 20, 2034, at a price of 100 to yield 5.896%. The proceeds of the issues were advanced to ATCO Electric, ATCO Gas, ATCO Pipelines and CU Water and used to fund capital expenditures, repay indebtedness and for general corporate purposes.

OUTSTANDING SHARE DATA

At February 24, 2005, the Corporation had outstanding 26,455,080 Class I shares and 3,491,202 Class II shares and 6,000,000 5.75% Cumulative Redeemable Second Preferred Series 3 ("Series 3 Preferred Shares").

Class I Non-Voting Shares and Class II Voting Shares

Each Class II share may be converted to one Class I share at the share owner's option. In the event an offer to purchase Class II shares is made to all owners of Class II shares, and is accepted and taken up by the owners of a majority of such shares pursuant to such offer, then provided an offer is not made to the owners of Class I shares on the same terms and conditions, the Class I shares shall be entitled to the same voting rights as the Class II shares. The two classes of shares rank equally in all other respects.

Of the 2,550,000 Class I shares reserved for issuance in respect of options under the Corporation's stock option plan, 670,550 Class I shares are available for issuance at December 31, 2004. Options may be granted to directors, officers and key employees of the Corporation and its subsidiaries at an exercise price equal to the weighted average of the trading price of the shares on the Toronto Stock Exchange for the five trading days immediately preceding the date of grant. The vesting provisions and exercise period (which cannot exceed 10 years) are determined at the time of grant. As of February 24, 2005, options to purchase 962,050 Class I shares were outstanding.

Series 3 Preferred Shares

On and after December 1, 2008, the Corporation may convert all or any of the Series 3 Preferred Shares into Class I shares. The number of Class I shares into which each Series 3 Preferred Share may be converted will be determined by dividing the applicable redemption price together with all accrued and unpaid dividends by the greater of $2.00 and 95% of the weighted average trading price of Class I shares on the Toronto Stock Exchange for a period of 20 consecutive trading days ending on the fourth day prior to the date specified for conversion.

On and after December 1, 2011, each Series 3 Preferred Share will be convertible at the option of the owner, on the first day of March, June, September and December of each year, into that number of Class I shares determined by dividing $25.00 together with all accrued and unpaid dividends by the greater of $2.00 and 95% of the then current market price of the Class I shares. If an owner of Series 3 Preferred Shares elects to convert any of the shares into Class I shares, the Corporation may elect to redeem the Series 3 Preferred Shares for cash or arrange for the sale of such shares to substitute purchasers. At any time, the Corporation may offer the owners of the Series 3 Preferred Shares the right to convert into a further series of preferred shares.

The Series 3 Preferred shares are redeemable at the option of the Corporation commencing on December 1, 2008, at the stated value plus a 4% premium for the next 12 months plus accrued and unpaid dividends. The redemption premium declines by 2% in each succeeding 12 month period until December 1, 2010.

TRANSACTIONS WITH RELATED PARTIES

In transactions with entities related through common control, the Corporation sold and rented manufactured product and recovered administrative expenses totaling $0.6 million and incurred advertising and promotion expenses and administrative expenses totaling $1.5 million. These transactions are in the normal course of business and under normal commercial terms.

BUSINESS RISKS

On February 16, 2005, the Kyoto Protocol came into effect. The Corporation is unable to determine what impact, if any, the protocol will have on its operations as the Government of Canada has not yet released its implementation plan. It is anticipated that the Corporation's power purchase arrangements ("PPA's") relating to its coal-fired generating plants will allow the Corporation to recover any increased costs associated with the implementation of the protocol.

Regulated Operations

ATCO Electric, ATCO Gas and ATCO Pipelines are regulated primarily by the AEUB, which administers acts and regulations covering such matters as rates, financing, accounting, construction, operation and service area. The AEUB may approve interim rates, subject to final determination. These subsidiaries are subject to the normal risks faced by companies that are regulated. These risks include the approval by the AEUB of customer rates that permit a reasonable opportunity to recover on a timely basis the estimated costs of providing service, including a fair return on rate base. The Corporation's ability to recover the actual costs of providing service and to earn the approved rates of return depends on achieving the forecasts established in the rate-setting process.

Transfer of the Retail Energy Supply Businesses

Although ATCO Gas and ATCO Electric have transferred to DEML certain retail functions, including the supply of natural gas and electricity to customers and billing and customer care functions, ATCO Gas and ATCO Electric remain legally obligated to perform these functions if DEML fails to perform. If DEML fails to perform all or part of the transferred functions, ATCO Gas and ATCO Electric will be required under existing legislation to perform such functions in the interim until DEML is able to perform such functions. In certain events (including where DEML fails to supply natural gas and/or electricity and ATCO Gas and/or ATCO Electric are ordered by the AEUB to do so), the functions will revert to ATCO Gas and/or ATCO Electric with no refund of the transfer proceeds to DEML by ATCO Gas and/or ATCO Electric. In the event of a reversion of such functions, ATCO Gas and ATCO Electric could incur costs related to commodity procurement, transportation and delivery charges and various regulatory costs.

Centrica plc, DEML's parent, has provided a $300 million guarantee, supported by a $235 million letter of credit in respect of DEML's obligations to ATCO Gas, ATCO Electric and ATCO I-Tek Business Services in respect of the ongoing relationships contemplated under the transaction agreements. However, there can be no assurance that the coverage under these agreements will be adequate to cover all of the costs that could arise in the event of a reversion of such functions.

Canadian Utilities has provided a guarantee of ATCO Gas', ATCO Electric's and ATCO I-Tek Business Services' payment and indemnity obligations in respect of the ongoing relationships contemplated under the transaction agreements.

As a result of the agreements with DEML, ATCO Gas and ATCO Electric are no longer involved in arranging for the supply and sale of natural gas and electricity to customers, but will continue to own the assets and provide transportation and distribution services under AEUB approved rates that provide for a recovery of costs of service and fair return.

In December 2003, the AEUB issued a decision approving the transfer of the retail operations of ATCO Gas and ATCO Electric to DEML. The City of Calgary filed for leave to appeal the AEUB decision, including the allocation of proceeds to ATCO Gas and ATCO Electric. On June 30, 2004, the Alberta Court of Appeal dismissed the City of Calgary's application for leave to appeal.

Late Payment Penalties on Utility Bills

As a result of recent decisions of the Supreme Court of Canada in Garland vs. Consumers' Gas Co., the imposition of late payment penalties on utility bills has been called into question. The Corporation is unable to determine at this time the impact, if any, that these decisions will have on the Corporation.

Alberta Power (2000)

Included in regulated operations are the generating plants of Alberta Power (2000), which were regulated by the AEUB until December 31, 2000, but are now governed by legislatively mandated PPA's that were approved by the AEUB. These plants are included in regulated operations primarily because the PPA's are designed to allow the owners of generating plants constructed before January 1, 1996, to recover their forecast fixed and variable costs and to earn a return at the rate specified in the PPA's. The plants will become deregulated upon the expiry of the PPA's. Each PPA is to remain in effect until the earlier of the last day of the estimated life of the related generating plant and December 31, 2020.

Substantially all the electricity generated by Alberta Power (2000) is sold pursuant to PPA's. Under the PPA's, Alberta Power (2000) is required to make the generating capacity for each generating unit available to the purchaser of the PPA for that unit. In return, Alberta Power (2000) is entitled to recover its forecast fixed and variable costs for that unit from the PPA purchaser, including a return on common equity equal to the long term Canada bond rate plus 4.5% based on a deemed common equity ratio of 45%. Many of the forecast costs will be determined by indices, formulae or other means for the entire period of the PPA. Alberta Power (2000)'s actual results will vary and depend on performance compared to the forecasts on which the PPA's were based.

Under the terms of the PPA's, the Corporation is subject to an incentive/penalty regime related to generating unit availability. Incentives are paid to the Corporation by the PPA counterparties for availability in excess of predetermined targets, whereas penalties are paid by the Corporation to the PPA counterparties when the availability targets are not achieved.

Accumulated incentives in excess of accumulated penalties are deferred. For any of the individual PPA's, should accumulated incentives plus estimated future incentives exceed accumulated penalties plus estimated future penalties, the excess will be amortized to revenues on a straight-line basis over the remaining term of the PPA's. Should accumulated penalties plus estimated future penalties exceed accumulated incentives plus estimated future incentives, the shortfall will be expensed in the year the shortfall occurs.

At December 31, 2004, the Corporation had recorded $46.1 million of deferred availability incentives.

Fuel costs in Alberta Power (2000) are mostly for coal supply. To protect against volatility in coal prices, Alberta Power (2000) owns or has sufficient coal supplies under long term contracts for the anticipated lives of its Battle River and Sheerness coal-fired generating plants. These contracts are at prices that are either fixed or indexed to inflation.

In August 2004, an arbitration tribunal appointed under the Battle River Power Purchase Arrangement ("Battle River PPA") determined that Alberta Power (2000) was entitled to recover $10.4 million of availability penalty payments, plus interest, from EPCOR Utilities Inc. ("EPCOR"), the counterparty to the Battle River PPA, due to short term curtailed plant production during the first quarter of 2003 caused by unprecedented drought conditions. The $10.4 million of availability penalty payments plus interest, less costs associated with the arbitration proceedings, was recorded in Alberta Power (2000)'s deferred availability incentive balance sheet account and had no effect on Alberta Power (2000)'s 2004 earnings.

In June and July 2004, the Battle River generating plant's water levels were below those of 2003, which required the Corporation to limit generation to avoid exceeding the environmental license temperature limitations. The Corporation made force majeure claims for the period June 24, 2004, to July 4, 2004, and the period July 13, 2004 to July 26, 2004. The Corporation claimed $7 million with respect to these claims and was successful in reaching a negotiated settlement with EPCOR and the Alberta Balancing Pool in December 2004 for $5.2 million. The remaining $1.8 million and related costs of $0.2 million were recorded as a reduction to Alberta Power (2000)'s deferred availability incentive balance sheet account. The settlement had no effect on Alberta Power (2000)'s 2004 earnings.

Non-Regulated Operations

The Corporation's non-regulated operations are complementary to its traditional regulated businesses and are related to them in terms of skills, knowledge and experience. The Corporation accounts for its non-regulated operations separately from its regulated operations. The Corporation's non-regulated operations are subject to the risks faced by any commercial enterprise in those industries and in those countries in which they operate.

ATCO Power and ATCO Resources

The Corporation's portfolio of non-regulated electric generating plants is made up of gas-fired cogeneration, gas-fired combined cycle, gas-fired simple cycle, and small hydro plants. The majority of operating income from power generation operations is derived through long term power, steam and transmission support agreements. Where long term agreements are in place, the purchaser assumes the fuel supply and price risks and the Corporation, under these agreements, assumes the operating risks.

ATCO Power's and ATCO Resources' generating plants include high efficiency gas-fired cogeneration plants, with associated on-site steam and power tolling arrangements, and gas-fired peaking and hydroelectric plants with underlying transmission support agreements. In 2004, sales from approximately 71% of ATCO Power's and ATCO Resources' generating capacity were subject to long term agreements, while the remaining 29% consisted primarily of sales to the AESO. In 2005, the portion of generating capacity subject to long term agreements is expected to be approximately 72% while the remaining 28% is expected to consist primarily of sales of electricity to the AESO. These sales are dependent on prices in the Alberta electricity spot market. The majority of the electricity sales to the AESO are from gas-fired generating plants, and as a result operating income is affected by natural gas prices. During peak electricity usage hours in Alberta, a strong correlation exists between electricity spot prices and natural gas spot prices. During off-peak hours, there is less correlation. The correlation is expected to increase in the future as customer load grows and older plants are decommissioned.

AESO electricity prices, natural gas prices and related spark spreads can be very volatile, as shown in the following graph, which illustrates a range of prices experienced during the period January 2000 to February 2005.



AESO Prices, Natural Gas Prices and Spark Spreads
$300
$250
$200
$150
$100
$50
$0
($50)
AESO Price & Spark Spread ($/Megawatt hour)
$15.00
$12.50
$10.00
$7.50
$5.00
$2.50
$0.00
Natural Gas Price ($/Gigajoule)
Jan-00 Mar-00 May-00 Jul-00 Sep-00 Nov-00 Jan-01 Mar-01 May-01 Jul-01 Sep-01 Nov-01 Jan-02 Mar-02 May-02 Jul-02 Sep-02 Nov-02 Jan-03 Mar-03 May-03 Jul-03 Sep-03 Nov-03 Jan-04 Mar-04 May-04 Jul-04 Sep-04 Nov-04 Jan-05 Feb-05
Month
AESO Price
Spark Spread
Natural Gas Price

Changes in AESO electricity prices, natural gas prices and related spark spreads may have a significant impact on the Corporation's earnings and cash flow from operations in the future. It is the Corporation's policy to continually monitor the status of its non-regulated electrical generating capacity that is not subject to long term commitments.

ATCO Power and ATCO Resources have financed their non-regulated electrical generating capacity on a non-recourse basis. In these projects, the lender's recourse in the event of default is limited to the business and assets of the project in question, which includes the Corporation's equity therein. Canadian Utilities has provided a number of guarantees related to ATCO Power's and ATCO Resources' obligations under their respective non-recourse loans associated with certain of their projects. ATCO Power (80%) and ATCO Resources (20%) have a joint venture in these projects subject to guarantees, excluding Barking Power. ATCO Ltd. has indemnified and agreed to reimburse

Canadian Utilities for any amounts it may be required to pay under these guarantees in respect of ATCO Resources' 20% interest. These guarantees cover the following items:

a) Equity contributions – Represents equity funding requirements needed to complete construction of the project being built. At December 31, 2004, the maximum value of the obligation under this guarantee for the Brighton Beach project financing is anticipated to be $10.9 million.

b) Project cash flows – Represents annual payments related to maintaining base case margins for electricity prices on the merchant power component of the project, being 30 megawatts for the Scotford project and 60 megawatts for the Muskeg River project. These guarantees became effective upon the commercial operation of the plants and exist until 2022, when the project debt is to be fully repaid. The amounts payable under these guarantees will vary each year depending on the pool price received for the merchant power generated. Any payments made to maintain the project base case margins will either be available for distribution to the owners or be applied to mandatory prepayment of the project debt in accordance with the terms of the project financing agreement depending upon the specific operating results of the plant. At December 31, 2004, no amounts were outstanding under the guarantee.

c) Reserve amounts – Represents amounts to be set aside for major maintenance and debt service reserves as stipulated in the project's financing agreement. These reserves are intended to be funded with project cash flows. To the extent that project cash flows are insufficient to meet reserve requirements, Canadian Utilities Limited may choose to provide guarantees in lieu of ATCO Power providing security. At December 31, 2004, the amount of the obligations under these guarantees is:

Project	Major Maintenance	Debt Service
	($ Millions)	
ATCO Power Alberta Limited Partnership ("APALP") project financing	Nil (1)	17.1
Joffre project financing	Nil (2)	5.2
Muskeg River project financing	Nil (1)	6.4
Scotford project financing	Nil (1)	7.0

Notes:
(1) No major maintenance reserve required for this financing.
(2) Reserve requirements of $3.3 million met with project cash flows.

d) Prepaid operating and maintenance fee – Should ATCO Power cease to be operator of the APALP generating plants as a result of a termination of the operating agreement, Canadian Utilities Limited has guaranteed the payment of the unamortized portion of the prepaid operating and maintenance fee to APALP, the proceeds of which are to be used to repay project debt in accordance with the project financing agreements. This guarantee, which declines by $1.5 million per year, remains in effect until 2016, when the project debt is to be fully repaid. At December 31, 2004, the maximum value of the guarantee is $40.5 million.

e) Purchase project assets – Represents an obligation to purchase the Scotford and Muskeg River projects at a price sufficient to repay any outstanding project debt upon the occurrence of any one of the following very limited events:

(i) where all of the following events have occurred:
- the insolvency of ATCO Power;
- the failure of the project debt lenders to complete a sale of the project pursuant to their security within a fixed period of time; and
- the project purchaser of electricity and steam elects to terminate its purchase contracts due to the insolvency of ATCO Power;

(ii) where the project purchaser of electricity and steam does not remove ATCO Power as operator of the project after an event of default under the project financing agreements in circumstances where such default is either:
- a deliberate or willful breach of a project financing agreement; or

- where ATCO Power has failed to co-operate with the lenders in a sale of the project; and

(iii) where the project purchaser of electricity and steam terminates its purchase contracts for the project as a result of a default by ATCO Power's project minority joint venturers. ATCO Power has the right to cure any such default by acquiring the minority interest which is in default.

These guarantees remain in effect until the project debt is fully repaid. At December 31, 2004, no such events have occurred.

Canadian Utilities has also guaranteed ATCO Power's duties to operate the Barking Power, Scotford and Muskeg River generating plants in accordance with acceptable industry operating standards under the relevant project contracts. In addition, Canadian Utilities has posted acceptable credit support in the amount of $2.7 million with respect to builders' liens filed against the Cory Project.

To date, Canadian Utilities has not been required to pay any of its guaranteed obligations.

Contingencies

The Corporation is party to a number of disputes and lawsuits in the normal course of business. The Corporation believes that the ultimate liability arising from these matters will have no material impact on the consolidated financial statements.

Hedging

In conducting its business, the Corporation uses various instruments, including forward contracts, swaps and options, to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. All such instruments are used only to manage risk and not for trading purposes.

The Corporation designates each derivative instrument as a hedge of specific assets or liabilities on the balance sheet or specific firm commitments or anticipated transactions. The Corporation also assesses, both at the hedge's inception and on an ongoing basis, whether the derivative instruments that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items.

Payments or receipts on derivative instruments that are designated and effective as hedges are recognized concurrently with, and in the same financial category as, the hedged item.

If a derivative instrument is terminated or ceases to be effective as a hedge prior to maturity, the gain or loss at that date is deferred and recognized in income concurrently with the hedged item. Subsequent changes in the value of the derivative instrument are reflected in income. If the designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, the gain or loss at that date on such derivative instrument is recognized in income.

Insurance Coverage

A number of U.S. insurance companies are the subject of lawsuits and investigations into their business and accounting practices by the Attorney General of the State of New York and the U.S. Securities and Exchange Commission. Certain of these insurers provide a portion of the Corporation's insurance coverage. The Corporation is unable at this time to determine what impact, if any, these investigations may have on the ability of the insurers mentioned to pay any corporate insurance claims which may arise.

OFF-BALANCE SHEET ARRANGEMENTS

Unrecorded future income tax liabilities of the regulated operations amounted to $165.3 million at December 31, 2004. This balance includes $38.8 million in respect of Alberta Power (2000)'s generating plants, which will be recovered through future payments received in respect of the PPA's. The remainder, amounting to $126.5 million, is expected to be recovered from utility customers through inclusion in future rates. Expected future recoveries relating to tax loss carryforwards have been recorded in the amount of $1.0 million, of which $0.2 million begins to expire in 2007 and $0.8 million does not expire. In addition, there are tax loss carryforwards of $1.2 million for Canadian subsidiary corporations and tax loss carryforwards of $7.0 million for a foreign subsidiary for which no tax benefit has been recorded. These losses begin to expire in 2006.

In addition, the Corporation uses various derivative instruments to manage the risks arising from fluctuations in exchange rates, interest rates and commodity prices. Note 21 to the financial statements sets out the instruments in place at December 31, 2004.

Other than the foregoing, the Corporation does not have any off-balance sheet arrangements that have, or are likely to have, a current or future effect on the results of operations or financial condition, including, without limitation, such considerations as liquidity and capital resources.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Corporation's consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. On an on-going basis, management reviews its estimates, particularly those related to depreciation and amortization methods, useful lives and impairment of long-lived assets, amortization of deferred availability incentives, asset retirement obligations and employee future benefits, using currently available information. Changes in facts and circumstances may result in revised estimates, and actual results could differ from those estimates. The Corporation's critical accounting estimates are discussed below.

Deferred Availability Incentives

As noted previously in the Business Risks section, Alberta Power (2000) is subject to an incentive/penalty regime related to generating unit availability. As at December 31, 2004, the Corporation had recorded $46.1 million of deferred availability incentives. The amortization of deferred availability incentives, which was recorded in revenues, amounted to $7.6 million in 2004.

The amount to be amortized is dependent upon estimates of future generating unit availability and future electricity prices over the term of the PPA's. Each quarter, the Corporation uses these estimates to forecast high case, low case and most likely scenarios for the incentives to be received from, less penalties to be paid to, the PPA counterparties. These forecasts are added to the accumulated unamortized deferred availability incentives outstanding at the end of the quarter; the resulting total is divided by the remaining term of the PPA to arrive at the amortization for the quarter.

Compared to the most likely scenario recorded in revenues for the year, the high case scenario would have resulted in higher revenues of approximately $4.1 million, whereas the low case scenario would have resulted in lower revenues of approximately $2.9 million.

Employee Future Benefits

The Corporation's employee future benefits disclosures are based on three critical accounting estimates: (1) the expected long term rate of return on plan assets; (2) the liability discount rate; and, (3) the long term inflation rate.

The expected long term rate of return on plan assets is determined at the beginning of the year on the basis of the long bond yield rate at the beginning of the year plus an equity and management premium that reflects the plan asset mix. Actual balanced fund performance over a longer period suggests that this premium is about 1%, which, when added to the long bond yield rate of 6.25% at the beginning of 2004, resulted in an expected long term rate of return of 7.25% for 2004. This methodology is supported by actuarial guidance on long term asset return assumptions for the Corporation's defined benefit pension plans, taking into account asset class returns, normal equity risk premiums, and asset diversification effect on portfolio returns.

Expected return on plan assets for the year is calculated by applying the expected long term rate of return to the market related value of plan assets, which is the average of the market value of plan assets at the end of the preceding three years.

The liability discount rate reflects market interest rates on high quality corporate bonds that match the timing and amount of expected benefit payments. The liability discount rate used to calculate the cost of benefit obligations for the three months and the year ended December 31, 2004, was 6.25%, the same rate that was used at the end of 2003. The liability discount rate used to value the benefit obligations at December 31, 2004, was 5.9%, a decrease of 0.35% from the rate used to calculate the cost of benefit obligations during 2004. This lower rate will be used to calculate the cost of benefit obligations in 2005.

The expected long term rate of return has declined over the past three years, from 8.1% in 2001 to 7.25% in the year ended December 31, 2004. The result has been a decrease in the expected return on plan assets. The difference between the expected return and the actual return on plan assets results in an experience gain or loss on plan assets. The liability discount rate has also declined over the same period, from 6.9% at the end of 2001 to 5.9% at December 31, 2004. The effect of this change has been to increase the accrued benefit obligations, resulting in experience losses in 2002, 2003 and 2004. In accordance with the Corporation's accounting policy to amortize cumulative experience gains and losses in excess of 10 percent of the greater of the accrued benefit obligations or the market value of plan assets, the Corporation began amortizing a portion of the cumulative experience losses in 2003 for both pension benefit plans and other post employment benefit plans and continued this amortization during the three months and the year ended December 31, 2004.

The assumed annual health care cost trend rate increases used in measuring the accumulated post employment benefit obligations in the three months and the year ended December 31, 2004, are as follows: for drug costs, 9.9% starting in 2004 grading down over 9 years to 4.5%, and for other medical and dental costs, 4.0% for 2004 and thereafter. Combined with higher claims experience, the effect of these changes has been to increase the costs of other post employment benefits.

The effect of changes in these estimates and assumptions is mitigated by an AEUB decision to record the costs of employee future benefits when paid rather than accrued. Therefore, a significant portion of the benefit plans expense or income is unrecognized by the regulated operations, excluding Alberta Power (2000).

The sensitivities of key assumptions used in measuring accrued benefit obligations and benefit plan cost (income) for 2004 are outlined in the following table. The sensitivities of each key assumption have been calculated independently of changes in other key assumptions. Actual experience may result in changes in a number of assumptions simultaneously.

	2004 Pension Benefit Plans		2004 Other Post Employment Benefit Plans	
	Accrued Benefit Obligation	Benefit Plan Cost (Income)	Accrued Benefit Obligation	Benefit Plan Cost (Income)
	($ Millions)			
Expected long term rate of return on plan assets				
1% increase (1)	-	(3.8)	-	-
1% decrease (1)	-	3.8	-	-
Liability discount rate				
1% increase (1)	(58.7)	(5.2)	(3.0)	(0.3)
1% decrease (1)	72.2	6.3	3.6	0.4
Future compensation rate				
1% increase (1)	19.6	3.0	-	-
1% decrease (1)	(15.2)	(2.3)	-	-
Long term inflation rate				
1% increase (1)(2)(3)	23.8	3.2	3.2	0.5
1% decrease (1)(3)	(40.2)	(5.3)	(2.6)	(0.4)

Notes:

(1) Sensitivities are net of the associated regulatory asset (liability) and unrecognized defined benefit plans cost (income), which reflect an AEUB decision to record costs of employee future benefits in the regulated operations, excluding Alberta Power (2000), when paid rather than accrued.

(2) The long term inflation rate for pension plans reflects the fact that pension plan benefit payments are indexed to increases in the Canadian Consumer Price Index to a maximum increase of 3.0% per annum.

(3) The long term inflation rate for other post employment benefits plans is the assumed annual health care cost trend rate described in the weighted average assumptions.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2004, the Corporation retroactively adopted the Canadian Institute of Chartered Accountants ("CICA") recommendations on accounting for asset retirement obligations as described below. The prior year's financial statements have been restated for the change in the method of accounting for asset retirement obligations.

The CICA recommendations on accounting for asset retirement obligations require the Corporation to identify legal obligations associated with the retirement of tangible long lived assets. To the extent that they can be quantified, these obligations are measured and recognized at fair value, which is determined using present value techniques. An asset retirement obligation is recorded as a liability in deferred credits, with a corresponding increase to property, plant and equipment. The liability is accreted over the estimated time period until settlement of the obligation, with the accretion expense included in depreciation and amortization. The asset is depreciated over its estimated useful life. Prior to January 1, 2004, site restoration and removal costs that are now accounted for as asset retirement obligations were accrued over the estimated remaining useful lives of the assets.

Asset retirement obligations for regulated natural gas and electric transmission and distribution assets were not recognized as the Corporation expects to use the assets in service for an indefinite period. As such, no final removal date can be determined and, consequently, a reasonable estimate of the related retirement obligations cannot be made at this time. Asset retirement obligations have been recorded for the regulated generating plants of Alberta Power (2000) and other generating plants and natural gas liquids extraction and processing plants

The effect of adopting these recommendations is presented as increases (decreases) below:

	For the Three Months Ended December 31		**For the Year Ended December 31**	
($ Millions)	**2004**	2003	**2004**	2003
	(unaudited)			
Statement of earnings				
Site restoration and removal costs, included in operation and maintenance	**-**	-	**-**	(0.2)
Depreciation and amortization	**(0.2)**	(0.4)	**(0.8)**	(1.6)
Accretion expense, included in depreciation and amortization	**0.5**	0.5	**1.9**	1.9
Income taxes	**(0.1)**	(0.1)	**(0.2)**	(0.2)
Non-controlling interests	**(0.1)**	0.1	**(0.4)**	0.1
Earnings attributable to Class I and Class II shares	**(0.1)**	(0.1)	**(0.5)**	-

	January 1 2003
	($ Millions)
Balance sheet	
Retirement assets and site restoration and removal costs, included in property, plant and equipment	24.6
Asset retirement obligations, included in deferred credits	30.6
Accrual for future removal and site restoration costs, included in deferred credits	(3.3)
Future income tax liabilities	0.5
Non-controlling interests	(1.5)
Retained earnings at beginning of period	(1.7)

Changes in asset retirement obligations are summarized below:

	For the Three Months Ended December 31		**For the Year Ended December 31**	
($ Millions)	**2004**	2003	**2004**	2003
	(unaudited)			
Obligations at beginning of period	**34.9**	32.0	**32.9**	30.6
Obligations incurred	**-**	0.4	**0.6**	0.4
Accretion expense	**0.5**	0.5	**1.9**	1.9
Obligations at end of period	**35.4**	32.9	**35.4**	32.9

The Corporation estimates the undiscounted amount of cash flow required to settle the asset retirement obligations is approximately $98 million, which will be incurred between 2005 and 2052. A weighted average discount rate of 5.9% was used to calculate the fair value of the asset retirement obligations.

Effective January 1, 2004, the Corporation prospectively adopted the CICA recommendations on accounting for asset impairment. These recommendations require an impairment of property, plant and equipment, intangible assets with finite lives, deferred operating costs and long term prepaid expenses to be recognized in earnings when the asset's carrying value exceeds the total cash flows expected from its use and eventual disposition. The impairment loss is then calculated as the difference between the asset's carrying value and its fair value, which is determined using present value techniques. This change in accounting had no effect on earnings for the three months and year ended December 31, 2004.

Effective January 1, 2004, the Corporation retroactively adopted the CICA recommendations on accounting for stock based compensation. These recommendations require the expensing of stock options granted by ATCO Ltd. and its subsidiary, Canadian Utilities, on and after January 1, 2002. The Corporation determines the fair value of the options on the date of grant using an option pricing model and recognizes the fair value over the vesting period of the options granted. The fair value of the ATCO Ltd. options is recorded as compensation expense and contributed surplus, Contributed surplus is reduced as the ATCO Ltd. options are exercised and the amount initially recorded in contributed surplus is credited to Class I and Class II share capital. The fair value of the Canadian Utilities options is recorded as compensation expense and non-controlling interests. Non-controlling interests remain unchanged when Canadian Utilities stock options are exercised as Canadian Utilities' share capital and contributed surplus are both included in non-controlling interests. No compensation expense is recorded for stock options granted prior to January 1, 2002 as permitted by the recommendations. This retroactive change in accounting had no effect on earnings or earnings per share for the three months ended December 31, 2004, reduced earnings for the year ended December 31, 2004 by $0.2 million and reduced earnings per share and diluted earnings per share by $0.01, reduced earnings for the three months and the year ended December 31, 2003 by $0.2 million and $0.5 million, respectively, and reduced earnings per share and diluted earnings per share by $0.01 and $0.01, respectively. Furthermore, $0.3 million was charged to retained earnings at January 1, 2003. The prior year's financial statements have been restated for the change in the method of accounting for stock options.

Effective January 1, 2004, the Corporation prospectively adopted the CICA recommendations that define the primary sources of GAAP. Adoption of these recommendations had no effect on earnings for the three months and year ended December 31, 2004. While CICA recommendations encourage the application of the primary sources of GAAP to all operations, the recommendations do not require that assets and liabilities arising from rate regulation be recognized and measured in accordance with the primary sources of GAAP. Where regulatory decisions dictate, the Corporation defers certain costs or revenues as assets or liabilities in the balance sheet and records them as expenses or revenues in the earnings statement as it collects or refunds amounts through future customer rates. Any adjustments to these deferred amounts are recognized in earnings in the period that the regulator renders a subsequent decision. The Corporation anticipates that there would be no material differences between the amounts approved by the regulator for collection or refund and the amounts included in assets or liabilities on the balance sheet. The Corporation has chosen to retain its existing accounting policies, as permitted by CICA recommendations that define the primary sources of GAAP, pertaining to regulatory decisions that give rise to deferred assets or liabilities.

Effective January 1, 2005, the Corporation intends to prospectively adopt the CICA's accounting guideline on the consolidation of variable interest entities. The guideline requires the Corporation to identify variable interest entities in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate them. The Corporation is currently evaluating the impact of the guideline.

February 24, 2005


SEC MAIL PROCESSING
RECEIVED
MAR 1 0 2005

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, **Nancy C. Southern, President and Chief Executive Officer**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **ATCO Ltd.** (the issuer) for the period ending **December 31, 2004**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: *February 20, 2005*

[original signed by N.C. Southern

Nancy C. Southern, President and Chief Executive Officer

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, **Karen M. Watson, Senior Vice President & Chief Financial Officer**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **ATCO Ltd.** (the issuer) for the period ending **December 31, 2004**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: *February 18, 2005*

[original signed by K.M. Watson]

K.M. Watson
Senior Vice President and Chief Financial Officer


SEC MAIL
PROCESSING
RECEIVED
MAR 1 0 2005
WASH. D.C.
202
SECTION

BY-LAW NO. 1

A by-law relating generally

to the transaction

of the business and affairs

of

ATCO LTD.

TABLE OF CONTENTS

Page

SECTION ONE
INTERPRETATION

SECTION TWO
BUSINESS OF THE CORPORATION

SECTION THREE
DIRECTORS

SECTION FOUR
COMMITTEES OF DIRECTORS

SECTION FIVE
REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

SECTION SIX
CONFLICTS AND OTHER MATTERS

SECTION SEVEN
PROTECTION OF DIRECTORS AND OFFICERS

SECTION EIGHT
OFFICERS

SECTION NINE
SHAREHOLDERS' MEETINGS

SECTION TEN
SHARES

SECTION ELEVEN
DIVIDENDS

SECTION TWELVE
NOTICES

SECTION THIRTEEN
EFFECTIVE DATE

ATCO LTD.
BY-LAW NO. 1

A by-law relating generally to the conduct of the business and affairs of ATCO LTD. (hereinafter called the "Corporation").

IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

SECTION ONE
INTERPRETATION

1.01 DEFINITIONS

In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

"Act" means the Business Corporations Act (Alberta) and the regulations made thereunder, as from time to time amended, and in the case of such amendment any reference in the by-laws shall be read as referring to the amended provisions thereof;

"board" means the board of directors of the Corporation;

"by-laws" means the by-laws of the Corporation from time to time in force and effect; and

"Corporation" means ATCO Ltd.

1.02 GENERAL

Except as stated above, words and expressions defined in the Act have the same meanings when used in these by-laws. Words importing the singular number include the plural and vice versa. Words importing a person include an individual, partnership, association, body corporate or personal representative. Words importing gender include the masculine, feminine and neuter genders.

SECTION TWO
BUSINESS OF THE CORPORATION

2.01 REGISTERED OFFICE

The Corporation shall at all times have a registered office within Alberta. Subject to subsection (4) of section 20 of the Act, the directors of the Corporation may at any time:

(a) change the address of the registered office within Alberta;

(b) designate, or revoke or, change a designation of, a records office within Alberta; or

(c) designate, or revoke or change a designation of, a post office box within Alberta as the address for service by mail of the Corporation.

2.02 SEAL

The corporate seal of the Corporation shall be such as the directors may by resolution from time to time adopt.

2.03 FINANCIAL YEAR

Until changed by the board, the financial year of the Corporation shall end on the 31st day of December in each year.

2.04 EXECUTION OF CONTRACTS

Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by any two directors and/or officers and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any director or officer or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The corporate seal of the Corporation may, when required, be affixed by any two directors and/or officers to contracts, documents or instruments in writing signed by them as aforesaid or by any director, officer or person appointed as aforesaid by resolution of the board of directors.

The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

In particular, without limiting the generality of the foregoing, any two directors and/or officers are authorized to sell, assign, transfer, exchange, convert or convey all securities owned by or registered in the name of the Corporation and to sign and execute (under the seal of the Corporation or otherwise) all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying any such securities.

The signature or signatures of any officer or director of the Corporation or of any other person appointed by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such officers, directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

2.05 CHEQUES, DRAFTS AND NOTES

All cheques, drafts or orders for the payment of money and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not officers of the Corporation, and in such manner as the directors may from time to time designate.

2.06 CUSTODY OF SECURITIES

All securities (including without limitation warrants) owned by the Corporation may be deposited (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors.

All securities (including without limitation warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

2.07 VOTING SECURITIES IN OTHER BODIES CORPORATE

All securities of any other body corporate carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. The duly authorized signing officers of the Corporation may also from time to time execute and deliver proxies for and on behalf of the Corporation and arrange for the issuance of voting certificates or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.

2.08 INFORMATION AVAILABLE TO SHAREHOLDERS

Subject to any applicable legislation or regulation, including but not limited to, the Act, no shareholder shall be entitled to any information respecting any details or conduct of the Corporation's business which, in the opinion of the board, is privileged or confidential or would not be in the best interest of the shareholders or the Corporation to communicate to the public. The board may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts, records and documents of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right of inspecting any account, record or document of the Corporation except as conferred by the Act or any other applicable legislation or regulation or authorized by the board or by resolution passed at a meeting of shareholders.

SECTION THREE
DIRECTORS

3.01 NUMBER OF DIRECTORS

The number of directors shall be the number fixed by the articles, or where the articles specify a variable number, the number shall be not less than the minimum and not more than the maximum number so specified and shall be determined from time to time within such limits by resolution of the shareholders or the board of directors. Unless otherwise required or allowed by the Act, at least half of the directors shall be resident Canadians.

3.02 VACANCIES

Subject to section 111 of the Act, a quorum of directors may fill a vacancy among the directors, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure to elect the number or minimum number of directors required by the articles. If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder. Subject to section (4) of section 106 of the Act, if the shareholders have adopted an amendment to the articles to increase the number or minimum number of directors, and have not, at the meeting at which they adopted the amendment, elected an additional number of directors authorized by the amendment, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy.

A director appointed or elected to fill a vacancy holds office for the unexpired term of his predecessor.

3.03 POWERS

Subject to any unanimous shareholder agreement, the directors shall manage the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not expressly directed or required to be done in some other manner by the Act, the articles, the by-laws, any special resolution of the Corporation, a unanimous shareholder agreement or by statute.

3.04 DUTIES

Every director and officer of the Corporation in exercising his powers and discharging his duties shall:

(a) act honestly and in good faith with a view to the best interests of the Corporation; and

(b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

3.05 QUALIFICATION

The following persons are disqualified from being a director of the Corporation:

(a) anyone who is less than 18 years of age;

(b) anyone who

(i) is a dependent adult as defined in the *Dependent Adults Act* or is the subject of a certificate of incapacity under that Act,

(ii) is a formal patient as defined in the *Mental Health Act*,

(iii) is the subject of an order under *The Mentally Incapacitated Persons Act* appointing a committee of his person or estate or both, or

(iv) has been found to be a person of unsound mind by a court elsewhere than in Alberta;

(c) a person who is not an individual; and

(d) a person who has the status of bankrupt.

Unless the articles otherwise provide, a director of the Corporation is not required to hold shares issued by the Corporation.

3.06 TERM OF OFFICE

A director's term of office (subject to the provisions, if any, of the Corporation's articles or any unanimous shareholder agreement, and subject to his election for an expressly stated term) shall be from the date of the meeting at which he is elected or appointed until the close of the first annual meeting of shareholders following his election or appointment or until his successor is elected or appointed.

3.07 ELECTION

Subject to sections 106 and 107 of the Act, shareholders of the Corporation shall, by ordinary resolution at the first meeting of shareholders and at each succeeding annual meeting at which an election of directors is required, elect directors to hold office for a term expiring not later than the close of the first annual meeting of shareholders following the election. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his election but, if qualified, is eligible for re-election. If directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected.

If a meeting of shareholders fails to elect the number or the minimum number of directors required by the articles by reason of the disqualification or death of any candidate, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum.

3.08 CONSENT TO ELECTION

A person who is elected or appointed a director is not a director unless he was present at the meeting when he was elected or appointed and did not refuse to act as a director or, if he was not present at the meeting when he was elected or appointed, he consented to act as a director in writing before his election or appointment or within 10 days after it or he has acted as a director pursuant to the election or appointment.

3.09 REMOVAL OF DIRECTORS

Subject to sections 107 and 109 of the Act, the shareholders of the Corporation may by ordinary resolution at a special meeting remove any director from office before the expiration of his term of office and may, by a majority of votes cast at the meeting, elect any person in his stead for the remainder of his term.

3.10 VACATION OF OFFICE

A director of the Corporation ceases to hold office when:

(a) he dies or resigns;

(b) he is removed from office; or

(c) he becomes disqualified.

A resignation of a director becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.

3.11 VALIDITY OF ACTS

An act of a director or officer is valid notwithstanding an irregularity in his election or appointment or a defect in his qualification. An act of the directors or a committee of directors is valid notwithstanding non-compliance with sections 3.01, 3.18 or 4.01 hereof.

3.12 PLACE OF MEETING

Unless the articles otherwise provide, meetings of directors and of any committee of directors may be held at any place. A meeting of directors may be convened by the chairman of the board (if any), the vice chairman of the board, the deputy chairman of the board, the chief executive officer, the president or any two directors at any time and the secretary shall upon direction of any of the foregoing convene a meeting of directors.

3.13 NOTICE

Notice of the time and place for the holding of any meeting of directors or any committee of directors shall be sent to each director or each director who is a member of such committee, as the case may be, not less than twenty-four (24) hours before the time of the meeting; provided that a meeting of directors or of any committee of directors may be held at any time without notice if all the directors or members of such committee are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors waive notice of the meeting. The notice of a meeting of directors shall specify any matter referred to in subsection (3) of section 115 of the Act that is to be dealt with at the meeting, but need not specify the purpose or the business to be transacted at the meeting.

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

3.14 WAIVER OF NOTICE

Notice of any meeting of directors or of any committee of directors or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any director in writing or by telegram, cable, telex, telecopy or electronic communication addressed to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at any meeting of directors or of any committee of directors is a waiver of notice of the meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

3.15 OMISSION OF NOTICE

The accidental omission to give notice of any meeting of directors or of any committee of directors to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at such meeting.

3.16 TELEPHONE PARTICIPATION

A director may participate in a meeting of directors or of any committee of directors by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other, and a director participating in a meeting by those means is deemed for the purposes of the Act and this by-law to be present at that meeting.

3.17 ADJOURNMENT

Any meeting of directors or of any committee of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place. Notice of an adjourned meeting of directors or committee of directors is not required to be given if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at the adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

3.18 QUORUM AND VOTING

Subject to the articles, a majority of the number of directors constitutes a quorum at any meeting of directors and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors. Subject to subsections (3) and (4) of section 114 of the Act, directors shall not transact business at a meeting of directors unless a quorum is present and, unless otherwise required or allowed by the Act, at least half of the directors present are resident Canadians. Questions arising at any meeting of directors shall be decided by a majority of votes. In the case of an equality of votes, the chairman of the meeting in addition to his original vote shall have a second or casting vote.

3.19 RESOLUTION IN LIEU OF MEETING

Subject to the articles or a unanimous shareholder agreement, a resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors. A resolution in writing dealing with all the matters required by the Act or this by-law to be dealt with at a meeting of directors, and signed by all the directors entitled to vote at that meeting, satisfies all the requirements of the Act and this by-law relating to meetings of directors.

SECTION FOUR
COMMITTEES OF DIRECTORS

4.01 GENERAL

The directors may from time to time appoint from their number a managing director, who must be a resident Canadian, or a committee of directors, at least half of whom shall be resident Canadians, unless otherwise required or allowed by the Act, and may delegate to the managing director or such committee any of the powers of the directors, except that no managing director or committee shall have the authority to:

(a) submit to the shareholders any question or matter requiring the approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor;

(c) issue securities except in the manner and on the terms authorized by the directors;

(d) declare dividends;

(e) purchase, redeem, or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the directors;

(f) pay a commission referred to in section 42 of the Act;

(g) approve a management proxy circular;

(h) approve any annual financial statements to be placed before the shareholders of the Corporation; or

(i) adopt, amend or repeal by-laws of the Corporation.

4.02 TRANSACTION OF BUSINESS

Subject to section 3.16, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by a resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee.

4.03 PROCEDURE

Unless otherwise determined by the board, each committee shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

SECTION FIVE
REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

5.01 REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

Subject to the articles or any unanimous shareholder agreement, the directors of the Corporation may fix the remuneration of the directors of the Corporation and such remuneration shall be in addition to the salary paid to any officer or employee of the Corporation who is also a director. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation's behalf other than the routine work ordinarily required of a director of the Corporation. The confirmation of any such resolution by the shareholders shall not be required. The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

The aggregate remuneration paid to the directors and the aggregate remuneration paid to the five highest paid officers and employees, other than directors, shall be disclosed to the shareholders at every annual meeting.

SECTION SIX
CONFLICTS AND OTHER MATTERS

6.01 SUBMISSION OF CONTRACTS OR TRANSACTIONS TO SHAREHOLDERS FOR APPROVAL

The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation's articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.

6.02 CONFLICT OF INTEREST

A director or officer of the Corporation who is a party to a material contract or proposed material contract with the Corporation, or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided in the Act. Except as provided in the Act, no such director of the Corporation shall vote on any resolution to approve such contract. If a material contract is made between the Corporation and one or more of its directors or officers, or between the Corporation and another person of which a director or officer of the Corporation is a director or officer or in which he has a material interest, (i) the contract is neither void nor voidable by reason only of that relationship, or by reason only that a director with an interest in the contract is present at or is counted to determine the presence of a quorum at a meeting of directors or committee of directors that authorized the contract, and (ii) a director or officer or former director or officer of the Corporation to whom a profit accrues as a result of the making of the contract is not liable to account to the Corporation for that profit by reason only of holding office as a director or officer, if the director or officer disclosed his interest in accordance with the provisions of the Act and the contract was approved by the directors or the shareholders and it was reasonable and fair to the Corporation at the time it was approved. This section is subject to any unanimous shareholder agreement.

SECTION SEVEN
PROTECTION OF DIRECTORS AND OFFICERS

7.01 LIMITATION OF LIABILITY

No director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any monies, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any monies, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office of trust or in relation thereto, unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve him from liability under the Act. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the directors. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a shareholder, director or officer of the Corporation or body corporate or member of the firm shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

7.02 INDEMNITY

(a) Subject to section 124 of the Act but without limitation to the right of the Corporation to indemnify any person under the Act or otherwise, except in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if:

(i) he acted honestly and in good faith with a view to the best interests of the Corporation; and

(ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

(b) The Corporation shall, subject to the approval of a Court (as defined in the Act), indemnify a person referred to in section 7.02(a) hereof in respect of an action by or on behalf of the Corporation or a body corporate to procure a judgment in its favour, to which he is made a party by reason of being or having been a director or an officer of the Corporation or body corporate, against all costs, charges and expenses reasonably incurred by him in connection with such action if he fulfills the conditions set out in sections 7.02(a)(i) and (ii) hereof.

(c) Notwithstanding anything in this section 7.02, a person referred to in section 7.02(a) shall be entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by him in connection with the defence of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if the person seeking indemnity:

(i) was substantially successful on the merits of his defence of the action or proceeding; and

(ii) fulfills the conditions set out in section 7.02(a)(i) and (ii) hereof.

SECTION EIGHT
OFFICERS

8.01 APPOINTMENT OF OFFICERS

Subject to the articles or any unanimous shareholder agreement, the directors annually or as often as may be required may appoint from among themselves a chairman of the board, vice chairman of the board, deputy chairman of the board, chief executive officer, president, one or more vice presidents (to which title may be added words indicating seniority or function), secretary or treasurer. None of such officers except the chairman of the board need be a director of the Corporation although a director may be appointed to any office of the Corporation. Two or more offices of the Corporation may be held by the same person. The directors may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors. The directors may from time to time and subject to the provisions of the Act, vary, add to or limit the duties and powers of any officer.

8.02 CHAIRMAN OF THE BOARD

If appointed, the chairman of the board shall, when present, preside at all meetings of the board and of shareholders. The chairman shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the board or as are incidental to his office.

8.03 VICE CHAIRMAN OF THE BOARD

If appointed, the vice chairman of the board, in the absence or non-appointment of the chairman of the board, shall preside as chairman at all meetings of the board and of shareholders.

8.04 CHIEF EXECUTIVE OFFICER

If appointed, the chief executive officer shall have general supervision over the business and affairs of the Corporation, subject to the direction of the board. The chief executive officer shall have such other powers and shall perform such other duties as may from time to time be assigned to him by the board or as are incidental to his office.

8.05 PRESIDENT

If appointed, the president shall have such powers and duties as the board or the chief executive officer may specify. During the absence or non-appointment of the chief executive officer, his duties may be performed and his powers exercised by the president, except that the president shall not preside at a meeting of the board or of shareholders if the president is not qualified to attend the meeting as a director or shareholder, as the case may be.

8.06 VICE PRESIDENT

If appointed, a vice president shall have such powers and duties as the board, the chief executive officer or the president may specify or as are incidental to his office. During the absence or non-appointment of the president, his duties may be performed and his powers may be exercised by a vice president except that no vice president shall preside at a meeting of the board or of shareholders if the vice president is not qualified to attend the meeting as a director or shareholder, as the case may be.

8.07 SECRETARY

If appointed, the secretary shall attend and be the secretary of the meetings of the board and of shareholders and, where practicable, of committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings at such meetings. He shall give or cause to be given as and when instructed all notices to shareholders, directors, officers, the auditor and members of committees of the board, and he shall be the custodian of the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose. The secretary shall have such other powers and duties as the board, the chief executive officer or the president may specify or as are incidental to his office.

8.08 TREASURER

Subject to the discretion of the board, the treasurer, if appointed, shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as designated by the board. He shall prepare and maintain adequate accounting records. The treasurer shall have such other powers and shall perform such other duties as the board, the chief executive officer or president may specify or as are incidental to his office.

8.09 REMOVAL OF OFFICERS AND VACATION OF OFFICE

Subject to the articles or any unanimous shareholder agreement, all officers, employees and agents, in the absence of agreement to the contrary, shall be subject to removal by resolution of the directors at any time, with or without cause. An officer of the Corporation ceases to hold office when he dies, resigns or is removed from office. A resignation of an officer becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.

8.10 VACANCIES

If the office of the chairman of the board, the vice chairman of the board, the deputy chairman of the board, the chief executive officer, the president, any vice president, the secretary or the treasurer, or one or more of them, or any other office shall be or become vacant by reason of death, resignation, disqualification or otherwise, the board by resolution may elect or appoint an individual to fill such vacancy.

8.11 DUTIES OF OFFICERS MAY BE DELEGATED

In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

8.12 AGENTS AND ATTORNEYS

The board shall have power to appoint agents or attorneys for the Corporation with such powers of management or otherwise (including the power to sub-delegate) as may be thought fit.

SECTION NINE
SHAREHOLDERS' MEETINGS

9.01 ANNUAL MEETING

Subject to sections 131 and 132 of the Act, the annual meeting of shareholders shall be held at the registered office of the Corporation or at a place elsewhere determined by the directors, on such day in each year and at such time as the directors may determine.

9.02 SPECIAL MEETING

The directors of the Corporation may at any time call a special meeting of shareholders to be held on such day and at such time and, subject to section 131 of the Act, at such place as the directors may determine, subject to the Act and the articles of the Corporation.

9.03 MEETING ON REQUISITION OF SHAREHOLDERS

The holders of not less than five percent (5%) of the issued shares of the Corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. The requisition shall state the business to be transacted at a meeting and shall be sent to each director and to the registered office of the Corporation. Subject to subsection (3) of section 142 of the Act, upon receipt of the requisition, the directors shall call a meeting of shareholders to transact the business stated in the requisition. If the directors do not within twenty-one days after receiving the requisition call a meeting, any shareholder who signed the requisition may call the meeting.

9.04 NOTICE

A notice in writing of a meeting of shareholders stating the day, hour and place of meeting and if special business is to be transacted thereat, stating (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgement on that business and (ii) the text of any special resolution to be submitted to the meeting, shall be sent to each shareholder entitled to receive notice of the meeting, who on the record date for notice is registered on the records of the Corporation or its transfer agent as a shareholder, to each director of the Corporation and to the auditor of the Corporation not less than 21 days and not more than 50 days (exclusive of the day of mailing and of the day for which notice is given) before the date of the meeting; provided that a meeting of shareholders may be held for any purpose on any day and at any time and, subject to section 131 of the Act, at any place without notice if all the shareholders and all other persons entitled to attend such meeting are present in person or represented by proxy at the meeting (except where a shareholder or other person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders and all other persons entitled to attend such meeting and not present in person nor represented by proxy thereat waive notice of the meeting.

A director of the Corporation is entitled to receive notice of and to attend and be heard at every meeting of shareholders of the Corporation.

The auditor of the Corporation is entitled to receive notice of every meeting of shareholders of the Corporation and, at the expense of the Corporation, to attend and be heard at every meeting on matters relating to his duties as auditor.

9.05 WAIVER OF NOTICE

Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation in writing or by telegram, cable telex, telecopy or electronic communication addressed to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a shareholder or any other person entitled to attend at a meeting of shareholders is a waiver of notice of the meeting, except when he attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

9.06 OMISSION OF NOTICE

The accidental omission to give notice of any meeting of shareholders to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any such meeting.

9.07 RECORD DATES

The directors may fix in advance a date as the record date for the determination of shareholders (i) entitled to receive payment of a dividend, (ii) entitled to participate in a liquidation distribution or (iii) for any other purpose except the right to receive notice of or to vote at a meeting of shareholders, but such record date shall not precede by more than 50 days the particular action to be taken.

The directors may also fix in advance a date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held.

If no record date is fixed,

(a) the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be

(i) at the close of business on the last business day preceding the day on which the notice is sent; or

(ii) if no notice is sent, the day on which the meeting is held; and

(b) the record date for the determination of shareholders for any purpose other than to establish a shareholder's right to receive notice of a meeting or to vote shall be at the close of business on the day on which the directors pass the resolution relating to that purpose.

9.08 CHAIRMAN OF THE MEETING

The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chairman of the board, vice chairman of the board, deputy chairman of the board, chief executive officer, president or a vice president. If no such officer is present within 30 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

9.09 VOTES

Votes at meetings of shareholders may be given either personally or by proxy. Every question submitted to any meeting of shareholders shall be decided on a show of hands except when a ballot is required by the chairman of the meeting or is demanded by a shareholder or proxyholder entitled to vote at the meeting. A shareholder or proxyholder may demand a ballot either before or on the declaration of the result of any vote by show of hands. At every meeting at which he is entitled to vote, every shareholder present in person and every proxyholder shall have one (1) vote on a show of hands. Upon a ballot at which he is entitled to vote every shareholder present in person or by proxy shall (subject to the provisions, if any, of the articles) have one (1) vote for every share registered in his name. In the case of an equality of votes the chairman of the meeting shall not, either on a show of hands or on a ballot, have a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder or proxyholder.

At any meeting, unless a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting, either before or after any vote by a show of hands, a declaration by the chairman of the meeting that a resolution has been carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the resolution.

If at any meeting a ballot is demanded on the election of a chairman or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chairman of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be withdrawn.

9.10 RIGHT TO VOTE

Subject to section 137 of the Act or unless the articles otherwise provide, each share of the Corporation entitles the holder of it to one vote at a meeting of shareholders.

Where a body corporate or association is a shareholder of the Corporation, any individual authorized by a resolution of the directors or governing body of the body corporate or association to represent it at meetings of shareholders of the Corporation is the person entitled to vote at all such meetings of shareholders in respect of the shares held by such body corporate or association.

Where a person holds shares as a personal representative, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of the shares so held by him.

Where a person mortgages, pledges or hypothecates his shares, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of such shares so long as such person remains the registered owner of such shares unless, in the instrument creating the mortgage, pledge or hypothec, he has expressly empowered the person holding the mortgage, pledge or hypothec to vote in respect of such shares, in which case, subject to the articles, such holder or his proxy is the person entitled to vote in respect of the shares.

Where two or more persons hold shares jointly, one of those holders present at a meeting of shareholders may in the absence of the others vote the shares, but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the shares jointly held by them.

9.11 PROXIES

Every shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder and one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

An instrument appointing a proxyholder shall be in written or printed form and shall be executed by the shareholder or by his attorney authorized in writing and is valid only at the meeting in respect of which it is given or any adjournment of that meeting.

An instrument appointing a proxyholder may be in any form which complies with the requirements of the Act.

The directors may specify in a notice calling a meeting of shareholders a time not exceeding 48 hours, excluding Saturdays and holidays, preceding the meeting or an adjournment of the meeting before which time proxies to be used at the meeting must be deposited with the Corporation or its agent.

The chairman of the meeting of shareholders may in his discretion accept any written communication (including without limitation any telegram, cable, telex or telecopy) as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no instrument of proxy conferring such authority has been deposited with the Corporation, and any votes given in accordance with such written communication accepted by the chairman of the meeting shall be valid and shall be counted.

9.12 TELEPHONE PARTICIPATION

A shareholder or any other person entitled to attend a meeting of shareholders may participate in the meeting by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other and a person participating in such a meeting by those means is deemed for the purposes of the Act and this by-law to be present at the meeting.

9.13 ADJOURNMENT

The chairman of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place and if the meeting is adjourned by one or more adjournments for an aggregate of less than thirty (30) days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given as for an original meeting.

Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

9.14 QUORUM

Two (2) persons present and each holding or representing by proxy at least one (1) issued share of the Corporation shall be a quorum at any meeting of shareholders for the election of a chairman of the meeting and for the adjournment of the meeting to a fixed time and place but not for the transaction of any other business; for all other purposes two (2) persons present and holding or representing by proxy five percent (5%) of the shares entitled to vote at the meeting shall be a quorum. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

Notwithstanding the foregoing, if the Corporation has only one shareholder, or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.

9.15 RESOLUTION IN LIEU OF MEETING

A resolution in writing signed by all the shareholders entitled to vote on that resolution is as valid as if it had been passed at a meeting of the shareholders. A resolution in writing dealing with all matters required by the Act or this by-law to be dealt with at a meeting of shareholders, and signed by all the shareholders entitled to vote at that meeting, satisfies all the requirements of this Act or the by-law relating to meetings of shareholders.

SECTION TEN
SHARES

10.01 ISSUANCE

Subject to the articles, any unanimous shareholder agreement and to section 30 of the Act, shares in the Corporation may be issued at the times and to the persons and for the consideration that the directors determine; provided that a share shall not be issued until the consideration for the share is fully paid in money or in property or past service that is not less in value than the fair equivalent of the money that the Corporation would have received if the share had been issued for money.

10.02 SECURITY CERTIFICATES

A security holder is entitled at his option to a security certificate that complies with the Act or a non-transferable written acknowledgment of his right to obtain a security certificate from the Corporation in respect of the securities of the Corporation held by him. Security certificates shall (subject to compliance with section 48 of the Act) be in such form as the directors may from time to time by resolution approve and such certificates shall be signed by at least one director or officer of the Corporation or by or on behalf of the registrar, transfer agent or branch transfer agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture. Any additional signatures required on a security certificate may be printed or otherwise mechanically reproduced thereon. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the security certificate is as valid as if he were a director or an officer at the date of its issue.

10.03 AGENT

The directors may from time to time by resolution appoint or remove (i) one or more trust companies registered under the *Trust Companies Act* as its agent or agents to maintain a central securities register or registers or (ii) an agent or agents to maintain a branch securities register or registers for the Corporation.

10.04 DEALINGS WITH REGISTERED HOLDER

Subject to the Act, the Corporation may treat the registered owner of a security as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of the security, and otherwise to exercise all the rights and powers of an owner of the security.

10.05 SURRENDER OF SECURITY CERTIFICATES

Subject to the Act, no transfer of a security issued by the Corporation shall be registered unless or until the security certificate representing the security to be transferred has been presented for registration or, if no security certificate has been issued by the Corporation in respect of such security, unless or until a duly executed transfer in respect thereof has been presented for registration.

10.06 DEFACED, DESTROYED, STOLEN OR LOST SECURITY CERTIFICATES

In case of the defacement, destruction, theft or loss of a security certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to an agent of the Corporation (if any), on behalf of the Corporation, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new security certificate to replace the one so defaced, destroyed, stolen or lost. Upon the giving to the Corporation (or if there be an agent, hereinafter in this section referred to as the "Corporation's agent", then to the Corporation and the Corporation's agent) of a bond of a surety company (or other security approved by the directors) in such form as is approved by the directors or by the chairman of the board, the vice chairman of the board, the deputy chairman of the board, the chief executive officer, the president, a vice-president, the secretary or the treasurer of the Corporation, indemnifying the Corporation (and the Corporation's agent if any) against all loss, damage or expense, which the Corporation and/or the Corporation's agent may suffer or be liable for by reason of the issuance of a new security certificate to such owner, and provided the Corporation or the Corporation's agent does not have notice that the security has been acquired by a bona fide purchaser and before a purchaser described in section 67 of the Act has received a new, reissued or re-registered security, a new security certificate may be issued in replacement of the one defaced, destroyed, stolen or lost, if such issuance is ordered and authorized by any one of the chairman of the board, the vice chairman of the board, the deputy chairman of the board, the chief executive officer, the president, a Vice-President, the secretary or the treasurer of the Corporation or by resolution of the directors.

10.07 ENFORCEMENT OF LIEN FOR INDEBTEDNESS

Subject to subsection (8) of section 48 of the Act, if the articles of the Corporation provide that the Corporation has a lien on the shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation, the directors of the Corporation may sell any such shares in such manner as they think fit until the debt has been paid in full. No sale shall be made until such time as the debt ought to be paid and until a demand and notice in writing stating the amount due and demanding payment and giving notice of intention to sell in default shall have been served on the holder or his legal representative of the shares subject to the lien and default shall have been made in payment of such debt for seven days after service of such notice. Upon any such sale, the proceeds shall be applied, firstly, in payment of all costs of such sale, and, secondly, in satisfaction of the debt of the shareholders of the Corporation and the residue (if any) shall be paid to the shareholder or his legal representative or as he shall direct. Upon any such sale, the directors may enter or cause to be entered the purchaser's name in the securities register of the Corporation as holder of the shares, and the purchaser shall not be bound to see to the regularity or validity of, or be affected by, any irregularity or invalidity in the proceedings, or be bound to see to the application of the purchase money, and after his name or the name of his legal representative has been entered in the securities register, the regularity and validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the same shall be in damages only and against the Corporation exclusively.

SECTION ELEVEN
DIVIDENDS

11.01 DIVIDENDS

Subject to the provisions of the Act, the board may declare dividends payable to the shareholders according to their respective rights and interest in the Corporation. The Corporation may pay a dividend by issuing fully paid shares of the Corporation and, subject to the provisions of the Act, the Corporation may pay a dividend in money or property.

11.02 DIVIDEND CHEQUES

A dividend payable in money shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, or by electronic funds transfer to the bank account designated by a registered holder of shares of the class or series in respect of which it has been declared. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such a cheque, unless the same is not paid on due presentation, or the electronic funds transfer shall satisfy and discharge the liability for the dividend to the extent of the sum represented by it plus the amount of any tax which the Corporation is required to and does withhold.

11.03 NON-RECEIPT OF CHEQUES

In the event of non-receipt of any dividend cheque by the person to whom it is sent, the Corporation shall issue or cause to be issued to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board or dividend disbursing agent may prescribe, whether generally or in any particular case.

11.04 UNCLAIMED DIVIDENDS

Any dividend unclaimed after a period of six years from the date on which it has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION TWELVE
NOTICES

12.01 SERVICE

Any notice or document required by the Act, the articles or the by-laws to be sent to any shareholder or director of the Corporation may be delivered personally to or sent by mail addressed to:

(a) the shareholder at his latest address as shown in the records of the Corporation or its transfer agent; and

(b) the director at his latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113 of the Act.

Such notice or document shall be deemed to have been sent on the day of personal delivery or mailing. With respect to every notice or document sent by mail it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into a post office or into a post office letter box.

12.02 FAILURE TO LOCATE SHAREHOLDER

If the Corporation sends a notice or document to a shareholder and the notice or document is returned on three consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until he informs the Corporation in writing of his new address.

12.03 SHARES REGISTERED IN MORE THAN ONE NAME

All notices or documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be sent to whichever of such persons is named first in the records of the Corporation and any notice or document so sent shall be deemed to have been duly sent to all the holders of such shares.

12.04 PERSONS BECOMING ENTITLED BY OPERATION OF LAW

Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or document in respect of such shares which prior to his name and address being entered on the records of the Corporation in respect of such shares shall have been duly sent to the person or persons from whom he derives his title to such shares.

12.05 DECEASED SHAREHOLDER

Any notice or document sent to any shareholder in accordance with section 12.01 shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of his decease, be deemed to have been duly sent in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and shall be deemed to have been duly sent to his heirs, executors, administrators and legal representatives and all persons (if any) interested with him in such shares.

12.06 SIGNATURES TO NOTICES

The signature of any director or officer of the Corporation to any notice may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

12.07 COMPUTATION OF TIME

All computations of time required to be made pursuant to the articles or by-laws of the Corporation shall be made (i) in accordance with the provisions of the *Interpretation Act*, to the extent such provisions are applicable, and (ii) in any other case, in accordance with the customary meaning ascribed to the words requiring such computation of time.

12.08 PROOF OF SERVICE

A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the sending of any notice or document to any shareholder, director, officer or auditor or publication of any notice or document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

SECTION THIRTEEN
EFFECTIVE DATE

13.01 EFFECTIVE DATE

This by-law shall be effective as of the 24th day of February, 2005.

13.02 REPEAL

The previous by-law no. 1 of the Corporation is repealed as of the coming into force of this by-law provided that such repeal shall not affect the previous operation of the repealed by-law or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All officers and persons acting under the repealed by-law shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or board with continuing effect passed under the repealed by-law shall continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.

ENACTED by the board the 24th day of February, 2005.

[signed] Nancy C. Southern	[signed] Pat Spruin
President	Secretary



ATCO

GROUP

ATCO LTD.

RESTATED ARTICLES OF INCORPORATION

CORPORATE ACCESS NUMBER: 206362386



BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

REGISTRATION OF RESTATED ARTICLES

ATCO LTD.
AMENDED ITS ARTICLES ON 2004/12/07.


REGISTRAR OF
CORPORATIONS

Alberta

BUSINESS CORPORATIONS ACT

FORM 7

RESTATED ARTICLES OF INCORPORATION

1. NAME OF CORPORATION	2. CORPORATE ACCESS NO.
ATCO LTD.	206362386

3. THE CLASSES, AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE:

The attached Schedule of Share Capital is incorporated into and forms part of this form.

4. RESTRICTIONS ON SHARE TRANSFERS (IF ANY):

None.

5. NUMBER, OR MINIMUM AND MAXIMUM NUMBER, OF DIRECTORS THAT THE CORPORATION MAY HAVE:

Not less than three (3) directors and not more than eighteen (18) directors.

6. IF THE CORPORATION IS RESTRICTED FROM CARRYING ON A CERTAIN BUSINESS, OR RESTRICTED TO CARRYING ON A CERTAIN BUSINESS, SPECIFY THE RESTRICTION(S):

None.

7. OTHER RULES OR PROVISIONS (IF ANY):

The attached Schedule of Other Provisions is incorporated into and forms part of this form.

THE FOREGOING RESTATED ARTICLES OF INCORPORATION CORRECTLY SET OUT, WITHOUT SUBSTANTIVE CHANGE THE CORRESPONDING PROVISIONS OF THE ARTICLES OF INCORPORATION AS AMENDED AND SUPERSEDE THE ORIGINAL ARTICLES OF INCORPORATION.

8. DATE	SIGNATURE	TITLE
October 13, 2004	P Spruin	Assistant Corporate Secretary

P. Spruin

FILED

REGISTERED ON
THE ALBERTA REGISTRIES
CORES SYSTEM
DEC 0 7 2004

SCHEDULE OF SHARE CAPITAL

AUTHORIZED CAPITAL

The authorized capital of ATCO LTD. (the "Corporation") shall consist of:

(a) one class of shares, designated as "Preferred Shares", to be limited in number to 8,000,000 shares presently consisting of:

   (i) one series of shares, designated as "5.75% Cumulative Redeemable Preferred Shares, Series 3;

(b) one class of shares, designated as "Junior Preferred Shares", to be limited in number to 8,000,000 shares and presently consisting of:

   (i) one series of shares, designated as "Series 1 Cumulative Redeemable Junior Preferred Shares", to be limited in number to 200,000 shares;

   (ii) one series of shares, designated as "11 1/2% Cumulative Redeemable Convertible Junior Preferred Shares, Series 2", to be limited in number to 2,000,000 shares; and

   (iii) one series of shares, designated as "9 3/10% Cumulative Redeemable Junior Preferred Shares, Series 3", to be limited in number to 2,000,000 shares;

(c) one class of shares, designated "Class I Non-Voting Shares", to be limited in number to 100,000,000 shares; and

(d) one class of shares, designated "Class II Voting Shares", to be limited in number to 50,000,000 shares;

such shares having the following rights, restrictions, conditions and limitations attached thereto:

A. PREFERRED SHARES

The Preferred Shares shall carry and be subject to the following rights, restrictions, conditions and limitations:

(i) Dividends

The Preferred Shares shall have preferred rights as to dividends as determined by the Directors of the Corporation in accordance with Clause (ii) hereof; and

(ii) Designation, Rights, Privileges, Restrictions and Conditions of Series

The Preferred Shares may from time to time be issued in one or more series, each series to consist of such number of shares as may before the issue thereof be determined by the Directors who may by resolution fix from time to time before the issue thereof the designation, rights, restrictions, conditions and limitations attaching to the Preferred Shares of each series including, without limiting the generality of the foregoing, the rate and nature of preferential dividends, the dates of payment thereof, the redemption price and conditions of redemption, if any, and voting rights, if any.

A1. 5.75% CUMULATIVE REDEEMABLE PREFERRED SHARES, SERIES 3

The third series of Preferred Shares shall consist of 6,000,000 5.75% Cumulative Redeemable Preferred Shares, Series 3 (the "Series 3 Preferred Shares"). In addition to the rights, privileges, restrictions and conditions attaching to the preference shares as a class, the Series 3 Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions.

ARTICLE 1 GENERAL

(i) Issue Price

The consideration for which each Series 3 Preferred Share shall be issued is $25.00 in lawful money of Canada, and upon payment of such consideration, each such Series 3 Preferred Share shall be issued by the Corporation as fully paid and non-assessable.

(ii) Redemption; Purchase or Conversion

Subject to Article 7 and to the extent permitted by applicable law, the Series 3 Preferred Shares may be redeemed, purchased or converted only as provided in Article 3 and Article 4, but not otherwise.

ARTICLE 2 DIVIDENDS

(i) Dividend Payment Dates and Dividend Period

The dividend payment dates (the "Dividend Payment Dates") in respect of the dividends payable on the Series 3 Preferred Shares shall be the first day of each of the months of March, June, September and December in each year. A "Dividend Period" means the period from and including the date of initial issue of the Series 3 Preferred Shares to but excluding September 1, 2001, and, thereafter, the period from and including a Dividend Payment Date to but excluding the next succeeding Dividend Payment Date.

(ii) Cumulative Preferential Dividends

Subject to Article 7, the holders of Series 3 Preferred Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends (the "Series 3 Dividends") payable, with respect to each Dividend Period, on the Dividend

Payment Date for each such Dividend Period. The initial Series 3 Dividend, will be payable on September 1, 2001, in the amount calculated in accordance with Section 2(iii). Thereafter, Series 3 Dividends shall be payable at the rate of $1.4375 per share per annum.

(iii) Dividend for Other than a Full Dividend Period

Subject to Article 7, the holders of Series 3 Preferred Shares shall be entitled to receive, and the Corporation shall pay thereon, if, as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends for any period which is more or less than a full Dividend Period as follows:

(I) in respect of the period beginning on and including the date of initial issue of the Series 3 Preferred Shares to but excluding September 1, 2001 (the "Initial Dividend Period"), a dividend in an amount per Series 3 Preferred Share equal to the amount obtained (rounded to four decimal places) when $1.4375 is multiplied by a fraction, the numerator of which is the number of calendar days from and including the date of issue of the Series 3 Preferred Shares to but excluding September 1, 2001 and the denominator of which is 365; and

(II) in respect of any period other than the Initial Dividend Period that is more or less than a full Dividend Period, a dividend in an amount per Series 3 Preferred Share equal to the amount obtained (rounded to four decimal places) when $1.4375 is multiplied by a fraction, the numerator of which is the number of calendar days in the relevant period (which shall include the first day of such period but exclude the last day of such period) and the denominator of which is the number of calendar days in the year in which such period falls.

(iv) Payment Procedure

Subject to Article 7 and Section 3(iii) and provided that they have been declared by the Board of Directors, the Corporation shall pay the Series 3 Dividends on the relevant Dividend Payment Date (less any tax required to be deducted and withheld by the Corporation) to the holders of Series 3 Preferred Shares on such date, by cheque or by wire transfer in accordance with Article 5. Series 3 Dividends that are represented by a cheque that has not been presented for payment to the Corporation's bankers or that otherwise remain unclaimed for a period of six years from the date on which such Series 3 Dividends were declared to be payable may be reclaimed and used by the Corporation for its own purposes.

ARTICLE 3 REDEMPTION AND PURCHASE

(i) Corporation's Redemption Rights

The Series 3 Preferred Shares shall not be redeemable prior to December 1, 2008. Subject to Article 7, on and after December 1, 2008, the Corporation may, at its option, on not less than 30 days' prior notice as set forth in Section 3(ii), redeem for cash the Series 3 Preferred Shares, in whole at any time or in part from time to time, at $26.00 per share if redeemed during the 12 months commencing December 1, 2008, $25.50 per share if redeemed during the 12 months commencing December 1, 2009 and $25.00 per share if redeemed on and after December 1, 2010, in each case together with all accrued and unpaid dividends thereon to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by the Corporation) (the "Redemption Price").

If less than all of the then outstanding Series 3 Preferred Shares are at any time to be redeemed, then the particular Series 3 Preferred Shares to be redeemed shall be selected on a pro rata basis.

(ii) Notice of Redemption

The Corporation shall give written notice of the redemption of Series 3 Preferred Shares to each holder of Series 3 Preferred Shares to be redeemed (the "Redeemed Shares"), which notice (the "Redemption Notice") shall specify the date (the "Redemption Date") on which the redemption is to take place and the Redemption Price per share, and shall be given not less than 30 calendar days prior to the Redemption Date.

(iii) Payment of Redemption Price

On and after the Redemption Date, the Corporation shall pay or cause to be paid to the holders of the Redeemed Shares, the then applicable Redemption Price therefor on presentation and surrender at the head office of the Corporation, the principal transfer office of the transfer agent for the Series 3 Preferred Shares in the City of Toronto, or such other place or places in Canada designated in the Redemption Notice, of the certificate or certificates representing such Redeemed Shares.

Subject to Section 3(iv), payment of the Redemption Price shall be made by cheque or by wire transfer in accordance with Article 5. From and after the Redemption Date, the holders of the Redeemed Shares shall cease to be entitled to dividends thereon or to exercise any of the rights of holders of Series 3 Preferred Shares in respect of such Redeemed Shares, except the right to receive therefor the then applicable Redemption Price; *provided, however*, that if payment of such Redemption Price is not duly made in accordance with the provisions hereof, then the rights of such holders shall remain unimpaired.

(iv) Deposit of Redemption Price

The Corporation shall have the right at any time after giving a Redemption Notice to deposit the aggregate Redemption Price for the Redeemed Shares, or such part thereof as at the time of deposit has not been claimed by the holders entitled thereto, in a special account with a Canadian chartered bank or trust company for the holders of such Redeemed Shares, and upon such deposit being made or upon the Redemption Date, whichever is the later, the Redeemed Shares shall be deemed to be redeemed and the rights of each holder thereof shall be limited to receiving, without interest, his proportionate part of the Redemption Price so deposited upon presentation and surrender of the certificate or certificates representing the Redeemed Shares.

Any interest on any such deposit shall belong to the Corporation. Any moneys so deposited that remain unclaimed by holders of Redeemed Shares for a period of six years from the Redemption Date may be reclaimed and used by the Corporation for its own purposes.

(v) Purchase for Cancellation

Subject to Article 7, the Corporation may at any time or from time to time purchase for cancellation all or any number of the outstanding Series 3 Preferred Shares at any price through the facilities of any stock exchange on which the Series 3 Preferred Shares are listed or pursuant to tenders received by the Corporation upon an invitation for tenders addressed to all holders of the Series 3 Preferred Shares, or in any other manner, provided that in the case of a purchase in any other manner the price paid by the Corporation for such Series 3 Preferred Shares so purchased for cancellation shall not exceed $25.00 per share plus all accrued and unpaid Series 3 Dividends to but excluding the date of purchase (less any tax required to be deducted and withheld by the Corporation) and costs of purchase.

If pursuant to any invitation for tenders of Series 3 Preferred Shares the Corporation receives tenders at the same price in respect of an aggregate number of Series 3 Preferred Shares that is greater than the number of Series 3 Preferred Shares for which the Corporation is prepared to accept tenders, the Series 3 Preferred Shares to be purchased by the Corporation shall be selected from the Series 3 Preferred Shares tendered at such price as nearly as may be pro rata (to the nearest 10 shares) according to the number of Series 3 Preferred Shares offered in each such tender, or in such manner as the Board of Directors or a committee thereof in its sole discretion shall determine by resolution.

If part only of the Series 3 Preferred Shares represented by any certificate shall be purchased by the Corporation, a new certificate for the balance of such Series 3 Preferred Shares shall be issued by the Corporation without cost to the holder.

ARTICLE 4 CONVERSION

(i) Holder's Conversion Right

The Series 3 Preferred Shares shall not be convertible at the option of the holder prior to December 1, 2011. Subject to the option of the Corporation set forth in Section 4(iv) and to the right of the Corporation to redeem the Series 3 Preferred Shares as set out in Article 3, each Series 3 Preferred Share shall, on each Dividend Payment Date on and after December 1, 2011, at the option of the holder, on notice to the Corporation, be convertible into that number of Class I Non-Voting Shares of the Corporation determined by dividing $25.00 plus all accrued and unpaid Series 3 Dividends to but excluding the date of conversion by the greater of $2.00 and 95% of the then Current Market Price (as hereinafter defined), rounded down to the nearest whole number.

"Current Market Price" means the weighted average trading price of the Class I Non-Voting Shares on The Toronto Stock Exchange (or on the senior stock exchange on which the Class I Non-Voting Shares are listed for trading if the Class I Non-Voting Shares are not listed on The Toronto Stock Exchange at the relevant time) for a period of 20 consecutive trading days ending on the fourth day prior to the applicable date of conversion or, if that day is not a trading day, on the immediately preceding trading day.

A holder of Series 3 Preferred Shares may exercise the conversion rights attached to any or all of his Series 3 Preferred Shares by giving written notice to the Corporation of his intention to convert such Series 3 Preferred Shares, which notice (the "Holder's Conversion Notice") shall specify the number of Series 3 Preferred Shares held by such holder that he wishes to be converted (the "Subject Shares"), and shall be given not less than 65 calendar days prior to the first Dividend Payment Date falling after the giving of the Conversion Notice (the "Holder's Conversion Date").

A Holder's Conversion Notice shall be deemed to have been given to the Corporation on, and shall only be effective upon, the date on which the Holder's Conversion Notice is actually received at the head office of the Corporation or the principal transfer office of the transfer agent of the Series 3 Preferred Shares in the City of Toronto. A Holder's Conversion Notice shall be irrevocable and, after it has been given to the Corporation, cannot be withdrawn by the holder of the Subject Shares who has given it.

Subject to the option of the Corporation set forth in Section 4(iv), the Subject Shares shall be converted effective on the Holder's Conversion Date.

(ii) Corporation's Conversion Right

The Series 3 Preferred Shares shall not be convertible at the option of the Corporation prior to December 1, 2008. On and after December 1, 2008, the Corporation may, subject, if required, to the receipt of stock exchange and other regulatory approvals, at any time and from time to time, on notice to each holder thereof, convert any or all of the Series 3 Preferred Shares then outstanding into that number of Class I Non-Voting Shares determined by dividing the Redemption Price that would be applicable as at the Corporation's Conversion Date (as hereinafter defined) by the greater of $2.00 and 95% of the then Current Market Price, rounded down to the nearest whole number.

The Corporation shall give written notice to each holder of Series 3 Preferred Shares to be converted, which notice (the "Corporation's Conversion Notice") shall specify the number of Series 3 Preferred Shares held by such holder that will be converted and the date fixed by the Corporation for conversion (the "Corporation's Conversion Date"), and shall be given not less than 40 calendar days prior to such Corporation's Conversion Date.

If less than all of the then outstanding Series 3 Preferred Shares are at any time to be converted at the option of the Corporation, then the particular Series 3 Preferred Shares to be so converted shall be selected on a pro rata basis.

Series 3 Preferred Shares that are the subject of a Corporation's Conversion Notice shall be converted effective on the Corporation's Conversion Date.

The Corporation cannot exercise its rights under this Section 4(ii) in respect of any Series 3 Preferred Shares that are the subject of a Holder's Conversion Notice under Section 4(i).

(iii) Delivery of Certificates representing Class I Non-Voting Shares

Subject to Section 4(iv), the Corporation shall, on presentation and surrender at the head office of the Corporation, the principal transfer office of the transfer agent for the Series 3 Preferred Shares in the City of Toronto, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing the Series 3 Preferred Shares being converted (whether pursuant to a Holders Conversion Notice or a Corporation's Conversion Notice), give or cause to be given, on the applicable date of conversion, to each holder of the Series 3 Preferred Shares being converted or as such holder may have otherwise directed:

(I) a certificate representing the whole number of Class I Non-Voting Shares into which such Series 3 Preferred Shares being converted are to be converted, registered in the name of the holder of such Series 3 Preferred Shares, or as such holder may have otherwise directed; and

(II) in lieu of the issuance of a fractional Class I Non-Voting Share, a cheque in an amount equal to the product of the fractional remainder, if any (rounded to four decimal places), produced by the conversion formula set forth in Section 4(i) or Section 4(ii), as the case may be, multiplied by the greater of $2.00 and 95% of the then Current Market Price.

If less than all of the Series 3 Preferred Shares represented by any certificate are to be converted, a new certificate representing the balance of such Series 3 Preferred Shares shall be issued by the Corporation without cost to the holder.

(iv) Option of the Corporation

If a holder of Series 3 Preferred Shares gives a Holder's Conversion Notice to the Corporation, the Corporation may, at its option, on notice to such holder in the manner described in this Section 4(iv), elect to redeem for cash or arrange for the sale to another purchaser of all or any part of the Subject Shares, and in respect of such redemption or purchase the holder of such Subject Shares shall be paid the amount set forth in this Section 4(iv).

If the Corporation elects to redeem for cash or arrange for the purchase of any Subject Shares, then the Corporation shall, not less than 40 calendar days prior to the Holder's Conversion Date, give written notice to all holders of the Subject Shares stating the number of Subject Shares to be redeemed for cash by the Corporation, the number of Subject Shares to be sold to another purchaser, and the number of Subject Shares to be converted into Class I Non-Voting Shares pursuant to the Holder's Conversion Notice, such that all of the Subject Shares are either redeemed, purchased or converted on the Holder's Conversion Date.

If the Corporation elects to redeem for cash or arrange for the purchase of any Subject Shares, then the Corporation shall pay or cause to be paid, in respect of those Subject Shares to be redeemed for cash or purchased, on presentation and surrender at the head office of the Corporation, the principal transfer office of the transfer agent for the Series 3 Preferred Shares in the City of Toronto, or such other place or places in Canada as the Corporation may agree, of the certificate or certificates representing such Subject Shares, on the Holder's Conversion Date, to the holder of the Subject Shares or as such holder may have otherwise directed, an amount equal to $25.00 plus all accrued and unpaid Series 3 Dividends to but excluding the Holder's Conversion Date for each Subject Share being redeemed or purchased, and each such Subject Share shall be deemed to have been redeemed or purchased, as the case may be, on the Holder's Conversion Date. Payment under this Section 4(iv) shall be made by cheque or by wire transfer in accordance with Article 5.

If the Corporation elects to redeem for cash or arrange for the purchase of some, but not all, of the Subject Shares, then the Corporation shall, in respect of those Subject Shares to be converted into Class I Non-Voting Shares, give or cause to be given to the holder of such Subject Shares the certificate or certificates representing such Class I Non-Voting Shares and, if applicable, a cheque in lieu of a fractional Class I Non-Voting Share, all in accordance with the procedures set forth in Section 4(iii).

(v) Conversion into Another Series of Preferred Shares

The Corporation may at any time offer the holders of Series 3 Preferred Shares the right, at the option of such holders, to convert such Series 3 Preferred Shares into a further series of Preferred Shares of the Corporation.

ARTICLE 5 PAYMENT PROCEDURES

(i) Payment by Cheque

Subject to Section 5(ii), any amounts that are paid by the Corporation to holders of Series 3 Preferred Shares in respect of the payment of (i) Series 3 Dividends under Article 2, (ii) a Redemption Price under Article 3, (iii) a redemption or purchase amount under Section 4(iv), or (iv) a cash amount in lieu of the issuance of a fractional Class I Non-Voting Share under Article 4, shall be paid by cheques drawn on a Canadian chartered bank and payable in lawful money of Canada at any branch of such bank in Canada, and the delivery or mailing of any such cheque to a holder of Series 3 Preferred Shares shall constitute a full and complete discharge of the Corporation's obligation to pay such amounts (plus any tax required to be and in fact deducted and withheld therefrom and remitted to the proper taxing authority), unless such cheque is not honoured when presented for payment.

(ii) Payment by Wire Transfer

If requested in writing by a holder of at least 200,000 Series 3 Preferred Shares, the Corporation shall pay any amounts owing to such holder in respect of the payment of (i) Series 3 Dividends under Article 2, (ii) a Redemption Price under Article 3, or (iii) a redemption or purchase amount under Section 4(iv), by wire transfer to an account maintained by such holder as specified in the written request, and the making of any such wire transfer shall constitute a full and complete discharge of the Corporation's obligation to pay such amounts (plus any tax required to be and in fact deducted and withheld therefrom and remitted to the proper taxing authority).

ARTICLE 6 VOTING RIGHTS

(i) Voting Rights

Except as otherwise, provided in this Article 6, holders of Series 3 Preferred Shares shall not be entitled to receive notice of or to attend or to vote at any meeting of shareholders of the Corporation. In the event that the Corporation shall have failed to pay eight Series 3 Dividends ("Default Dividends"), whether or not consecutive, and only for so long as any such Default Dividends remain in arrears, the holders of Series 3 Preferred Shares shall be entitled to receive notice of and attend at all meetings of shareholders of the Corporation which shall take place more than 60 days after the date on which the failure to pay the eighth Default Dividend first occurred, and to cast one vote for each Series 3 Preferred Share held, except that holders of Series 3 Preferred Shares shall in no circumstance be entitled to receive notice of or attend at meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote. In connection with any action to be taken by the Corporation which requires the approval of the holders of Series 3 Preferred Shares voting as a series or as part of a class, each such Series 3 Preferred Share shall entitle the holder thereof to one vote.

ARTICLE 7 RESTRICTIONS ON DIVIDENDS AND RETIREMENT OF SHARES

(i) Restrictions on Dividends and Retirement of Shares

So long as any of the Series 3 Preferred Shares are outstanding, the Corporation shall not, without the prior approval of the holders of the outstanding Series 3 Preferred Shares given in the manner specified in Article 11:

(I) declare, pay or set apart for payment any dividends on the Class I Non-Voting Shares or Class II Voting Shares or any other shares of the Corporation ranking junior to the Series 3 Preferred Shares with respect to the payment of dividends (other than a stock dividend payable in shares of the Corporation ranking junior to the Series 3 Preferred Shares with respect to the payment of dividends);

(II) redeem, purchase or otherwise retire or make any capital distribution on or in respect of any shares of the Corporation ranking junior to the Series 3 Preferred Shares with respect to the distribution of assets upon the liquidation, dissolution or winding-up of the Corporation (except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series 3 Preferred Shares with respect to the distribution of assets upon the liquidation, dissolution or winding-up of the Corporation);

(III) redeem, purchase or otherwise retire less than all of the Series 3 Preferred Shares then outstanding; or

(IV) redeem, purchase or otherwise retire any other shares of the Corporation ranking on a parity with the Series 3 Preferred Shares with respect to the payment of dividends or the distribution of assets upon the liquidation, dissolution or winding-up of the Corporation, except in connection with any purchase obligation, sinking fund, retraction privilege or mandatory redemption provision attaching to any such shares;

unless, in each case, all dividends then payable on the Series 3 Preferred Shares and on all other shares then outstanding that rank prior to or on a parity with the Series 3 Preferred Shares with respect to the payment of dividends shall have been declared and paid or set apart for payment.

(ii) Restriction on Creation or Issue of Additional Shares

So long as any Series 3 Preferred Shares are outstanding the Corporation shall not, without the prior approval of the holders of the outstanding Series 3 Preferred Shares given in the manner specified in Article 11, create or issue any shares ranking prior to or on a parity with the Series 3 Preferred Shares with respect to the payment of dividends or the distribution of assets upon the liquidation, dissolution or winding-up of the Corporation, provided that the Corporation may without such approval, if all Series 3 Dividends then payable on the Series 3 Preferred Shares shall have been paid, issue additional series of Preferred Shares.

ARTICLE 8 ELECTION UNDER THE INCOME TAX ACT

(i) Election under the Income Tax Act (Canada)

The Corporation shall elect in the manner and within the time provided under subsection 191.2(1) of the Income Tax Act (Canada) (or any successor or replacement provision of similar effect), and take all other necessary action under such Act, to pay tax under section 191.1 of Part VI. 1 of such Act (or any successor or replacement provision of similar effect) at a rate such that corporate holders of Series 3 Preferred Shares will not be required to pay tax under section 187.2 of Part IV 1 of such Act (or any successor or replacement provision of similar effect) on Series 3 Dividends received.

ARTICLE 9 NOTICES AND INTERPRETATION

(i) Notices, etc. from the Corporation

Any notice, certificate, cheque, invitation for tenders or other communication (each, a "Communication") from the Corporation provided for herein shall be sufficiently given if delivered or if sent by first class unregistered mail, postage prepaid, to the holders of the Series 3 Preferred Shares entitled to receive such Communication, at their respective addresses appearing on the books of the Corporation or, in the event of the address of any of such holders not so appearing, then at the last address of such holder known to the Corporation, and such Communication shall be deemed to have been given on the date of delivery or the date of mailing, as the case may be. Accidental failure to give such Communication to one or more holders of the Series 3 Preferred Shares shall not affect the validity of the Communications properly given or any action taken pursuant to such missed Communication but, upon such failure being discovered, the Communication shall be delivered or sent forthwith to such holder or holders.
If any Communication from the Corporation given to a holder of Series 3 Preferred Shares pursuant to this Section 9(i) is returned on three consecutive occasions because such holder cannot be found, the Corporation shall not be required to deliver or mail any further Communications to such holder until the holder informs the Corporation in writing of his new address.

(ii) Interpretation

In the event that any day on which any Series 3 Dividend is payable, or on or by which any other action is required to be taken hereunder, is not a business day, then such Series 3 Dividend shall be payable on, or such other action shall be required to be taken on or before, the next succeeding day that is a business day. A "business day" means a day other than a Saturday, a Sunday or any other day that is a statutory or civic holiday in the place or places where the Corporation or the transfer agent for the Series 3 Preferred Shares have their head offices.

All references herein to a holder of Series 3 Preferred Shares shall be interpreted as referring to a registered holder of the Series 3 Preferred Shares.

For the purposes hereof, reference to any class or series of shares of the Corporation shall mean such a class or series of shares as currently constituted and any shares resulting from a reclassification of a class or series of shares of the Corporation or which result from a capital reorganization of the Corporation or a consolidation, amalgamation or merger of the Corporation with or into any other corporation (other than a capital reorganization, consolidation, amalgamation or merger which does not result in any reclassification of such class or series of shares or a change of such class or series of shares into other shares or securities).

ARTICLE 10 MODIFICATION

(i) 10.1 Modification

Subject, if required, to the receipt of all necessary approvals of any stock exchange on which the Series 3 Preferred Shares may be listed and any other regulatory authorities, the series provisions attaching to the Series 3 Preferred Shares may be amended, deleted, varied or modified with the prior approval of the holders of Series 3 Preferred Shares given in accordance with Article 11.

ARTICLE 11 APPROVAL OF HOLDERS OF SERIES 3 PREFERRED SHARES

(i) Approval of Holders of Series 3 Preferred Shares

Unless otherwise provided herein, any approval required or permitted to be given by the holders of the Series 3 Preferred Shares with respect to any and all matters referred to herein shall be deemed to have been sufficiently given by the holders of the Series 3 Preferred Shares if given by (i) written resolution signed by all of the holders of the outstanding Series 3 Preferred Shares, or (ii) a simple majority of the votes cast at a meeting or adjourned meeting of the holders of such Series 3 Preferred Shares duly called for the purpose and at which a quorum is present.

(ii) Amendment of Series Provisions

The rights, privileges, restrictions and conditions of the Series 3 Preferred Shares may be amended, deleted, varied or modified by resolution enacted by the Board of Directors and confirmed by (i) a written resolution signed by all of the holders of the outstanding Series 3 Preferred Shares, or (ii) at least two-thirds of the votes cast at a meeting or adjourned meeting of the holders of such Series 3 Preferred Shares duly called for the purpose and at which a quorum is present.

(iii) Quorum Requirements

The quorum for any meeting of holders of Series 3 Preferred Shares (other than an adjourned meeting) shall be at least one such holder represented in person or by proxy holding a simple majority of the outstanding Series 3 Preferred Shares. If at any such meeting the holder(s) of a simple majority of the outstanding Series 3 Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman of such meeting, and not less than 10 days' written notice shall be given of such adjourned meeting. At such adjourned meeting, the holders(s) of Series 3 Preferred Shares represented in person or by proxy may transact the business for which the meeting was originally called.

ARTICLE 12 RIGHTS ON LIQUIDATION

(i) Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation, or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series 3 Preferred Shares shall be entitled to receive an amount equal to $25.00 per Series 3 Preferred Share (less return of stated capital, if any) together with all accrued and unpaid Series 3 Dividends to but excluding the date of liquidation, dissolution, winding-up or other distribution, and if such liquidation, dissolution, winding-up or other distribution is voluntary and is commenced prior to September 1, 2011, a premium of $1.00 per share, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of Class I Non-Voting Shares or Class II Voting Shares or any other shares ranking junior to the Series 3 Preferred Shares. After payment to the holders of the Series 3 Preferred Shares of the amounts so payable to them, such holders shall not be entitled to share in any further distribution of the property or assets of the Corporation.

B. JUNIOR PREFERRED SHARES

The Junior Preferred Shares shall carry and be subject to the following rights, restrictions, conditions and limitations:

(i) Issuable in Series

The Junior Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the Directors of the Corporation;

(ii) Designation, Rights, Privileges, Restrictions and Conditions of Series

Subject to the provisions of the Business Corporations Act (Alberta), the provision herein contained and to any provisions in that regard attaching to any outstanding series of Junior Preferred Shares, the Directors of the Corporation may by resolution fix from time to time before the issue thereof the designation, rights, privileges, restrictions and conditions attaching to each series of the Junior Preferred Shares including, without limitation, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption and/or purchase prices, and terms and conditions of any redemption and/or purchase rights, any voting rights, any conversion rights and any sinking fund or such other provisions;

(iii) Distributions

The Junior Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the Junior Preferred Shares of every other series and be entitled to a preference over the Class I and Class II Shares of the Corporation and over any other shares of the Corporation ranking junior to the Junior Preferred Shares. The Junior Preferred Shares of any series may also be given such other preferences, not inconsistent with the provisions hereof, over the Class I and Class II Shares of the Corporation and over any other shares of the Corporation ranking junior to the Junior Preferred Shares as may be fixed in accordance with the provisions hereof;

(iv) Priority

Except for the issue of any of the remaining authorized but unissued Preferred Shares, no shares of a class ranking prior to the Junior Preferred Shares with respect to the payment of dividends or the distribution of assets in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs may be created or issued without the approval of the holders of the Junior Preferred Shares given in accordance with the provisions hereof;

(v) Voting

Except as otherwise specifically provided in the Business Corporations Act (Alberta) and except as may be otherwise specifically provided in the provisions attaching to any series of the Junior Preferred Shares, the holders of the Junior Preferred Shares shall not be entitled to receive any notice of or attend any meeting of shareholders of the Corporation and shall not be entitled to vote at any such meeting;

(vi) Amendment of Junior Preferred Shares

The provisions hereof may not be repealed, altered, modified, amended or amplified by certificate of amendment without the approval of the holders of the Junior Preferred Shares given in accordance with the provisions hereof; and

(vii) Approval of Holders of Junior Preferred Shares

The approval of the holders of the Junior Preferred Shares as to any and all matters referred to herein may be given as follows:

(I) Any approval given by the holders of Junior Preferred Shares shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of at least 75% of the outstanding Junior Preferred Shares or by a resolution passed at a meeting of holders of Junior Preferred Shares duly called and held upon not less than 21 days' notice at which the holders of at least 25% of the outstanding Junior Preferred Shares are present or are represented by proxy and carried by the affirmative vote of not less than 50% of the votes cast at such meeting, in addition to any vote or other consent or approval that may be required by the Business Corporations Act (Alberta). If at any such meeting the holders of at least 25% of the outstanding Junior Preferred Shares are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the Chairman, and not less than 10 days' written notice shall be given of such adjourned meeting. At such adjourned meeting the holders of Junior Preferred Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 50% of the votes cast at such meeting shall constitute the approval of the holders of the Junior Preferred Shares; and

(II) On every poll taken at any meeting of holders of Junior Preferred Shares, every holder of Junior Preferred Shares shall be entitled to one vote in respect of each one dollar of the issue price of each Junior Preferred Share held. Subject to the foregoing, the formalities to be observed in respect of the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Corporation with respect to meetings of shareholders.

B1. SERIES 1 CUMULATIVE REDEEMABLE JUNIOR PREFERRED SHARES

The first series of Junior Preferred Shares of the Corporation shall consist of 200,000 shares, shall be designated "Series 1 Cumulative Redeemable Junior Preferred Shares" (hereinafter called the "Series 1 Shares") and shall have attached thereto the preferences, rights, restrictions, conditions and limitations as follows:

(i) Dividends

(I) The dividend on the Series 1 Shares (herein called the "Dividend Rate") shall be a variable rate per annum, calculated on a 365 day basis and equal at all times to the sum of 50% of the Northland Bank's Prime Lending Rate and 2%. Such variable rate shall be adjusted automatically and shall be effective on the day of any change in the Northland Bank's Prime Lending Rate; provided that in the event of an Occurrence, the Dividend Rate will be increased so that the holders of Series 1 Shares will receive and continue to receive an after-tax return in respect of dividends on the Series 1 Shares equal to the after-tax return on such dividends prior to the effective date of the Occurrence.

Northland Bank's Prime Lending Rate shall mean the most favourable rate of interest charged from time to time by the Northland Bank to its most credit worthy customers, as advised to the Corporation from time to time.

Occurrences shall mean (i) a change in any applicable legislation or regulations, (ii) an assessment or reassessment issued by the Department of National Revenue or any provincial taxing authority, (iii) a judgment rendered by a court of competent jurisdiction, (iv) a request or direction made by a central bank or other fiscal or monetary authority with which a holder is required to comply, (v) the Corporation ceasing to be a resident taxable Canadian corporation, (vi) any tax, penalty or similar fee imposed by a governmental or regulatory authority, (vii) the Series 1 Shares being determined by the Department of National Revenue to be or to have been from the date of issue or any date thereafter "term preferred shares" as that term is defined from time to time under the Income Tax Act (Canada), or (viii) a change in any interpretation or administration of any applicable legislation or regulations by any governmental authority or agency as such change is reflected in a written opinion from such authority or agency, that would impose or result in a tax or levy on a holder in respect of dividends on or the holding of the Series 1 Shares or would preclude or limit a holder from deducting such dividends in arriving at its taxable income or would preclude or limit a holder from deducting such dividends in arriving at its taxable income or would preclude or limit a holder from deducting any interest cost on any indebtedness, incurred or deemed by the relevant taxing authority to have been incurred by the holder for the purpose of acquiring the Series 1 Shares in arriving at its income for tax purposes or would increase the cost to a holder of retaining the Series 1 Shares or would in any manner whatever reduce the holder's net after-tax return from the Series 1 Shares. Provided that no event that would otherwise be an Occurrence shall be an Occurrence if, (A) it is attributable to or caused by an Obligation, either absolute or contingent, to effect any undertaking, including any agreement, guarantee, security or similar covenant to purchase or repurchase the Series 1 Shares to which the Corporation or any person related to the Corporation is not party, (B) it is attributable to or caused by the holder or former holder which was a taxable Canadian corporation becoming a corporation other than a taxable Canadian corporation, (C) it is attributable to a life insurer ceasing to include, pursuant to Part I of the Income Tax Act (Canada), dividends received in computing its taxable income from a business carried on by it in Canada or (D) if it is attributable to the imposition of (i) any tax, or such portion thereof, which is only due to changes in the rates of tax on taxable income substantially as determined under the Income Tax Act (Canada) or (ii) any tax computed by reference to the revenues of the holder attributable to the holding of the Series 1 Shares to the extent that the amount of such tax is not greater than one-half of the amount that the tax would have been on the assumption that the holder in the period in respect of which the tax is computed did not receive any amount which was or was deemed to be a dividend on any shares of a corporation resident in Canada and did receive interest income equal to two times the amount of the dividend received or that was deemed to have been received in the period by the holder on shares of corporations resident in Canada.

(II) The holders of the Series 1 Shares shall be entitled to receive out of the net profits or surplus of the Corporation when and as declared by the Directors cumulative cash dividends equal to the Dividend Rate multiplied by $25 per share calculated daily and payable quarterly on the last business day of each calendar quarter commencing on June 30, 1981 to shareholders of record on the fifteenth day of each month. Such dividends shall accrue and be cumulative from the date of issue of the Series 1 Shares. No dividends shall be declared or paid upon other shares of the Corporation ranking junior to the Series 1 Shares unless all cumulative dividends accrued upon the Series 1 Shares to the last preceding payment date shall have been paid or declared and set apart. Until other shares of the Corporation ranking junior to the

Series 1 Shares shall have been exhausted, the Series 1 Shares shall not be liable to cancellation or reduction by reason of loss or depreciation of the Corporation's assets.

(ii) Redemption

(I) The Corporation shall have the right at any time and from time to time upon resolution of the Directors to call for redemption and redeem all or any of the outstanding Series 1 Shares at a price per share equal to $25 plus accrued and unpaid preferential dividends calculated to the date fixed for redemption. If the Corporation desires at any time to call for redemption and redeem less than all the outstanding Series 1 Shares, the shares to be redeemed shall be selected by lot in such manner as may be prescribed by resolution of the Directors.

(II) In any case of redemption of the Series 1 Shares under the provisions of paragraph (I) hereof, the Corporation shall, at least 30 days before the date fixed for redemption, mail to each registered holder of the Series 1 Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such shares. Such notice shall be mailed in a prepaid letter addressed to such holder at his address as it appears on the books of the Corporation or, in the event of the address of any such holder not so appearing then to the last known address of such holder, provided, however, that accidental failure to give any such notice to one or more of such holders shall not affect the validity of such redemption.

Such notice shall state the redemption price and the date on which redemption is to take place and if part only of the shares held by the person to whom it is addressed are to be redeemed the number thereof so to be redeemed. On or after the date fixed for redemption as specified in any such notice the Corporation shall pay or cause to be paid to or to the order of the registered holders of the Series 1 Shares to be redeemed the redemption price on presentation and surrender of the certificates representing the shares called for redemption at the head office of the Corporation, or any other place designated in such notice, and upon payment of such redemption price as aforesaid to the holder or holders of any of the Series 1 Shares to be redeemed such shares shall thereupon be cancelled and shall not be reissued. If a part only of the shares represented by any certificate are to be redeemed, a new certificate representing the balance shall be issued to the holder at the expense of the Corporation. From and after the date fixed for redemption as specified in any such notice the Series 1 Shares thereby called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the redemption price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected. Should the holders of any of the Series 1 Shares so called for redemption fail to present the certificates representing such shares on the date fixed for redemption as specified in such notice, the Corporation shall have the right to deposit the redemption price of such shares with any chartered bank or banks or with any trust account or accounts in trust for the respective holders of such shares to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same and upon such deposit or deposits being made, such shares shall be cancelled and shall not be reissued and the rights of the respective holders thereof after such deposit shall be limited to receiving without interest their respective proportionate parts of the total redemption price so deposited upon presentation and surrender of the certificates representing such shares held by them respectively.

(III) On the date that is ten years and one day after the date of issuance of the Series 1 Shares, the Corporation shall purchase or redeem all of the Series 1 Shares at a price per share equal to $25 plus accrued and unpaid preferential dividends calculated to the date of such purchase or redemption.

(iii) Dissolution

In the event of the winding-up or dissolution of the Corporation, whether voluntary or involuntary, or for reorganization or otherwise, and upon any distribution of assets for the purpose of winding up its affairs or in the event of any reduction of capital, no sum whatever shall be paid to and no assets whatever shall be distributed among the holders of the shares of the Corporation paid junior to the Junior Preferred Shares until there shall have been paid to the holders of the Series 1 Shares $25 for each Series 1 Share held by them plus a sum equivalent to the arrears, if any, of the dividends accrued on the Series 1 Shares to the date of such winding-up, dissolution, distribution or reduction of capital, as the case may be, whether or not declared and the holders of the Series 1 Shares shall be entitled to be paid all such monies out of the assets of the Corporation by preference over and in priority to the holders of any shares junior to the Junior Preferred Shares and after payment to the holders of the Series 1 Shares of the monies so payable to them they shall not be entitled to share any further in the distribution of the profits or assets of the Corporation in respect of their holdings of Series 1 Shares.

(iv) Voting Rights

The holders of the Series 1 Shares shall not be entitled as such to receive notice of or attend any meetings of the shareholders of the Corporation and shall not be entitled to vote at any such meeting; provided that the holders of Series 1 Shares shall be entitled to one vote for each Series 1 Share held by them if and for so long as the cumulative dividends on the Series 1 Shares are in arrears for a period exceeding one calendar year.

(v) Pre-emptive Rights

The holders of the Series 1 Shares shall not as such be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Corporation now or hereafter authorized.

(vi) Modification

The provisions hereof may be repealed, altered, modified, amended or amplified only with the sanction of the holders of the Series 1 Shares given as hereinafter specified in addition to any other approval required by the Business Corporations Act (Alberta).

The sanction of holders of the Series 1 Shares as to any and all matters referred to herein or as to any change adversely affecting the rights or privileges of the Series 1 Shares may be given by a resolution in writing signed by all the holders of the Series 1 Shares or by a resolution passed at a meeting of such holders duly called for such purpose and at which the holders of at least a majority of the outstanding Series 1 Shares are present or represented by proxy and carried by the affirmative vote of the holders of not less than 66 2/3% of the Series 1 Shares represented and voted at such meeting cast on a poll. If at any such meeting the holders of a majority of the outstanding Series 1 Shares are not present or represented by proxy within half an hour after the time appointed for the meeting then the meeting shall be adjourned to such date being not less than fifteen days later and to such time and place as may be appointed by the chairman and at least ten days' notice shall be given of such adjourned meeting.

At such adjourned meeting the holders of Series 1 Shares present or represented by proxy shall form a quorum and a resolution passed by the affirmative vote of the holders of not less than 66 2/3% of the Series 1 Shares represented and voted at such adjourned meeting cast on a poll shall constitute the sanction of the holders of Series 1 Shares referred to in this paragraph. On every poll taken at every such meeting or adjourned meeting, every holder of Series 1 Shares shall be entitled to one vote in respect to each Series 1 Share held.

(vii) Restrictions

So long as any of the Series 1 Shares are outstanding, the Corporation shall not, unless all dividends then payable on the Series 1 Shares then outstanding and on all other shares of the Corporation as to dividends prior to or on a parity with the Series 1 Shares accrued up to and including the dividends payable on the immediately preceding respective date or dates for the payment of dividends thereon shall have been deducted and paid or set apart for payment:

(a) declare, pay or set apart for payment any dividends on any shares of the Corporation ranking as to capital or dividends junior to the Series 1 Shares (other than stock dividends in such shares); or

(b) call for redemption, redeem, purchase or otherwise pay off or retire for value, or make any capital distributions in respect of, any shares ranking as to capital or dividends junior to the Series 1 Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking as to capital and dividends junior to the Series 1 Shares); or

(c) except in connection with the retirement thereof pursuant to a retraction privilege or purchase obligation attaching thereto, call for redemption, redeem, purchase or otherwise pay off or retire for value any shares ranking as to capital or dividends on a parity with the Series 1 Shares; without the approval of the holders of the Series 1 Shares.

B2. 11 1/2% CUMULATIVE REDEEMABLE CONVERTIBLE JUNIOR PREFERRED SHARES, SERIES 2

The second series of Junior Preferred Shares of the Corporation shall consist of 2,000,000 shares, shall be designated "11 1/2% Cumulative Redeemable Convertible Junior Preferred Shares, Series 2" (hereinafter called the "Convertible Preferred Shares") and shall have attached thereto the preferences, rights; restrictions, conditions and limitations as follows:

(i) Dividends

(I) The holders of the Convertible Preferred Shares, in priority to the Class I Non-Voting Shares and the Class II Voting Shares and any other shares ranking junior to the Junior Preferred Shares, shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the Directors of the Corporation, fixed cumulative preferential cash dividends to be paid quarterly on March 31, June 30, September 30 and December 31 of each year, commencing on December 31, 1982 (hereinafter called "Preferred Dividends"), at a rate of $2.875 per share per annum.

(II) Such dividends shall accrue from the date of issuance. If on any dividend payment date the dividend payable on such date is not paid in full on all the Convertible Preferred Shares then issued and outstanding, such dividend or the unpaid part thereof shall be paid on a subsequent date or dates determined by the Directors. The holders of the Convertible Preferred Shares shall not be entitled to any dividends other than or in excess of the Preferred Dividends hereinbefore provided for.

(ii) Liquidation

Subject to clause (iv) hereof, in the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Convertible Preferred Shares shall be entitled to receive, before any distribution of any part of the assets of the Corporation among the holders of any other shares ranking junior to the Junior Preferred Shares with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation or with respect to payment of dividends, $25 per share together with an amount equal to all accrued and unpaid dividends, to the date of such liquidation, dissolution, winding-up or any other distribution. After payment to the holders of the Convertible Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the assets of the Corporation.

(iii) Restrictions

(I) So long as any Convertible Preferred Shares are outstanding, the Corporation shall not:

(a) create or issue any Junior Preferred Shares of another series or any other shares ranking prior to or pari passu with the Convertible Preferred Shares as to the payment of dividends or the distribution of assets in the event of a liquidation, dissolution or winding-up of the Corporation;

(b) pay any dividends on the Class I Non-Voting Shares, Class II Voting Shares, or on any other shares of the Corporation ranking junior to the Convertible Preferred Shares with respect to payment of dividends;

(c) redeem or purchase or make any capital distribution in respect of the Class I Non-Voting Shares, Class II Voting Shares or any other shares of the Corporation ranking junior to or on a parity with the Convertible Preferred Shares with respect to distribution of assets in the events of liquidations, dissolution or winding-up of the Corporation or with respect to payment of dividends (except out of net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Convertible Preferred Shares in both such respects);

(d) call for redemption or purchase or reduce or otherwise pay off less than all of the Convertible Preferred Shares; or

(e) set aside any money or make any payments for any sinking fund or other retirement fund applicable to any shares of the Corporation ranking junior to or on a parity with the Convertible Preferred Shares with respect to distribution of assets in the events of liquidation, dissolution or winding-up of the Corporation or with respect to payment of dividends;

unless all dividends up to, and including, the dividends for the last completed period for which dividends shall be payable shall have been declared and either paid or set apart for payment in respect of the Convertible Preferred Shares and all other shares ranking on a parity with or in priority to the Convertible Preferred Shares.

(II) Nothing in paragraph (iii) (I) shall apply to hinder or prevent, and authorization is hereby given for, any of the actions referred to in such paragraph if consented to, or approved, by the holders of the Convertible Preferred Shares in the manner set forth in clause (vii) or if all the outstanding Convertible Preferred Shares have been duly called for redemption and adequate provision has been made assuring that they will be redeemed or deemed to be redeemed on or before the date specified for redemption.

(iv) Conversion

(I) (a) The holders of the Convertible Preferred Shares shall have the right at any time prior to the close of business on September 29, 1989, or the third business day prior to the date fixed for redemption of such shares, whichever is the earlier, to convert Convertible Preferred Shares into Class I Non-Voting Shares of the Corporation, subject to the provisions hereof.

(b) Until adjusted as provided herein the conversion basis for the purposes of clause (iv) (I) (a) hereof shall be 2.86 Class I Non-Voting Shares for each Convertible Preferred Share.

(c) No certificate for a fraction of a Class I Non-Voting Share shall be issued on conversion of Convertible Preferred Shares. In lieu thereof the Corporation shall make a cash payment for the fractional shares based, on the Current Market Price.

(II) In any case of conversion of Convertible Preferred Shares under paragraph (iv) (I) hereof, the holder of the Convertible Preferred Shares shall deliver to the transfer agent of the Corporation for the Convertible Preferred Shares a written notice naming the person or persons in whose name the Class I Non-Voting Shares are to be issued and the number to be issued to each, and the certificate or certificates for the Convertible Preferred Shares to be converted, signed by the person registered on the books of the Corporation as the holder of the Convertible Preferred Shares in respect of which such right is being exercised or by his duly authorized attorney. If any Class I Non-Voting Shares into which such Convertible Preferred Shares are converted are to be issued to a person or persons other than the registered holder of the Convertible Preferred Shares being converted, the signature of such holder on such notice shall be guaranteed in a manner satisfactory to the Board of Directors of the Corporation and the Corporation's transfer agent and such holder shall pay to the Corporation's transfer agent any applicable transfer taxes. Upon delivery of such notice and such payment each person in whose name the Class I Non-Voting Shares are to be issued as designated in such notice shall be deemed for all purposes to be the holder of record of the number of Class I Non-Voting Shares of the Corporation designated in such notice and such person or persons shall be entitled to delivery by the Corporation of a certificate or certificates representing such Class I Non-Voting Shares promptly after the delivery of the notice, together with a payment by cheque of an amount equal to the value of such fractional interest in respect of any fraction of a share issuable on such conversion following the computation of the number of any fraction of a share issuable on such conversion following the computation of the number of full Class I Non-Voting Shares issuable upon conversion of the aggregate number of such Convertible Preferred Shares to be converted. If any certificates representing the Convertible Preferred Shares be duly surrendered as aforesaid for conversion during a period when the registers of transfers of the Class I Non-Voting Shares are properly closed, the registered holders thereof (or such other person or persons as aforesaid) shall be deemed to become holders of Class I Non-Voting Shares of record immediately upon the re-opening of such registers of transfers. If less than all the Convertible Preferred Shares represented by any certificates are to be converted, the holders shall be entitled to receive, at the expense of the Corporation, a new certificate representing unconverted Convertible Preferred Share represented by the original certificate. The effective date of the conversion shall be the date of receipt of the said notice by the Corporation.

(v) Adjustment of Current Conversion Basis

(I) The Current Conversion Basis (as defined in paragraph (v)(III) hereof) shall be adjusted from time to time as follows:

(a) If the Corporation shall:

1. declare a dividend or make a distribution on its outstanding Class I Non-Voting Shares or Class II Voting Shares payable in Class I Non-Voting Shares or Class II Voting Shares;

2. subdivide its outstanding Class I Non-Voting Shares or Class II Voting Shares into a greater number of shares; or

3. consolidate its outstanding Class I Non-Voting Shares or Class II Voting Shares into a smaller number of shares;

the Current Conversion Basis shall be proportionately adjusted effective immediately after the record date determined for the purposes of such dividend, distribution, subdivision or consolidation.

In the case of the events referred to in 1 and 2 above, the Current Conversion Basis shall be increased in proportion to the increase in the number of outstanding Class I Non-Voting Shares or Class II Voting Shares resulting from such dividend, distribution or subdivision and, in the case of the events referred to in 3 above, the Current Conversion Basis shall be decreased in proportion to the decrease in the number of outstanding shares resulting from such consolidation.

(b) In case the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of its outstanding Class I Non-Voting Shares or Class II Voting Shares entitling them for a period expiring not more than 45 days after such record date, to subscribe for or purchase Class I Non-Voting Shares or Class II Voting Shares (or securities convertible into Class I Non-Voting Shares or Class II Voting Shares) at a price per share (or having a conversion price per share) less than 95% of the Current Market Price on such record date, then the Current Conversion Basis shall be adjusted immediately after such record date so that it shall equal the basis determined by multiplying the Current Conversion Basis in effect on such record date by a fraction, of which the numerator shall be the total number of Class I Non-Voting Shares and Class II Voting Shares outstanding on such record date plus the total number of additional Class I Non-Voting Shares and Class II Voting Shares offered for subscription or purchase (or into which the convertible securities so offered are convertible) and the denominator shall be the total number of Class I Non-Voting Shares and Class II Voting Shares outstanding on such record date plus a number of shares equal to the number arrived at by dividing the aggregate price of the total number of additional Class I Non-Voting Shares and Class II Voting Shares offered for subscription or purchase (or the aggregate conversion price of the convertible securities so offered) by the Current Market Price. Such adjustment shall be made successively whenever such a record date is fixed. If all such rights, options or warrants are not issued or if all such rights options or warrants are not exercised prior to the expiration thereof, the Current Conversion Basis shall be readjusted on the basis of the number of such rights, options or warrants actually issued or the number of such Class I Non-Voting Shares or Class II Voting Shares (or securities convertible into Class I Non-Voting Shares or Class II Voting Shares) actually delivered upon the exercise of such rights, options or warrants, as the case may be.

(c) If the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Class I Non-Voting Shares or Class II Voting Shares of:

1. shares of any class other than Class 1 Non-Voting Shares or Class II Voting Shares;

2. rights, options or warrants (excluding those referred to in clause (v)(I)(b));

3. evidences of its indebtedness; or

4. assets (excluding cash dividends, other than, in the case of any distribution of cash dividends, cash dividends to the extent that the aggregate amount of cash dividends paid by the Corporation on its Class I Non-Voting Shares or Class II Voting Shares in the fiscal year of the Corporation in which such distribution is made exceeds 100% of the aggregate net income of the Corporation for the immediately preceding two fiscal years less cash dividends paid on any of its shares during such fiscal years of the Corporation);

then in each such case the Current Conversion Basis shall be adjusted immediately after such record date so that it shall equal the basis determined by multiplying the Current Conversion Basis in effect on such record date by a fraction, of which the numerator is the total number of Class I Non-Voting Shares and Class II Voting Shares outstanding on such record date multiplied by the Current Market Price on such record date, and of which the denominator shall be a number determined by multiplying the total number of Class I Non-Voting Shares and Class II Voting Shares outstanding on such record date by the Current Market Price on such record date and deducting from the amount so obtained the aggregate fair market value, as determined by the Directors, whose determination shall be conclusive, of the shares, options, rights, warrants, evidences of indebtedness or assets so distributed.

(d) In case of any reclassification or change (other than a change resulting only from consolidation or subdivision) of the Class I Non-Voting Shares, or in case of any amalgamation, consolidation or merger of the Corporation with or into any other corporation, or in the case of any sale of the properties and assets of the Corporation as, or substantially as, an entirety to any other corporation, each Convertible Preferred Share shall, after such reclassification, change, amalgamation, consolidation, merger or sale, be convertible into the number of shares or other securities or property of the Corporation, or such continuing, successor or purchasing corporation, as the case maybe, to which a holder of the number of Class I Non-Voting Shares as would have been issued if such Convertible Preferred Shares had been converted immediately prior to such reclassification, change, amalgamation, consolidation, merger or sale would have been entitled upon such reclassification, change, amalgamation, consolidation, merger or sale. The Board of Directors may accept the certificate of any firm of independent chartered accountants (who may be the auditors of the Corporation) as to the foregoing calculation and the Board of Directors may determine such entitlement on the basis of such certificate. Any such determination shall be conclusive and binding on the Corporation, the transfer agent for the Convertible Preferred Shares and the holders of the Convertible Preferred Shares. No such reclassification, change, amalgamation, consolidation, merger or sale shall be carried into effect unless, in the opinion of the Board of Directors, all necessary steps shall have been taken to ensure that the holders of the Convertible Preferred Shares shall thereafter be entitled to receive such number of shares or other securities or property of the Corporation or such continuing, successor or purchasing corporation, as the case may be, subject to adjustment thereafter in accordance with provisions similar, as nearly as may be, to those contained in this clause (v).

(II) The following rules and procedures shall be applicable to Conversion Basis adjustments made pursuant to the above:

(a) any Class I Non-Voting Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding but, for the purposes of this subsection (a), any Class I Non-Voting Shares owned by a pension or similar plan for employees of the Corporation or its subsidiaries shall not be considered to be owned by or held for the account of the Corporation;

(b) no adjustment in the Current Conversion Basis shall be required unless a change of at least 1 % in the Current Conversion Basis would result, provided, however, that any adjustment which, except for the provisions of this subsection (b) would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment;

(c) forthwith after any adjustment in the Current Conversion Basis pursuant to the foregoing the Corporation shall file with the transfer agent of the Corporation for the Convertible Preferred Shares a certificate certifying as to the amount of such adjustment and, in reasonable detail, the event requiring and the manner of computing such adjustment; the Corporation shall also at such time give written notice to the registered holders of Convertible Preferred Shares of the Current Conversion Basis following such adjustment and the Convertible Preferred Share provisions with respect to the giving of notice of redemption shall apply nutatis mutandis to the giving of such notice; and

(d) the Corporation shall give to the holders of Convertible Preferred Shares at least 21 days prior public notice of the record date for the payment of any cash dividend, stock dividend or other distribution on its Class I Non-Voting Shares or Class II Voting Shares and prompt public notice of the issue to any to its shareholders of rights to subscribe for Class I Non-Voting Shares or Class II Voting Shares or other securities and shall give at least 30 days public notice before making any replacement of capital on its Class I Non-Voting Shares or Class II Voting Shares. Any such public notice shall be sufficiently given if given in accordance with the regulations of The Toronto Stock Exchange from time to time in force with respect to required disclosures to the public by companies listed on such exchange. The accidental failure or omission to give the notice required by this subsection (d) or any defect therein shall not affect the legality or validity of any such payment, distribution or issue.

(III) The following words and phrases when used herein for the Convertible Preferred Shares shall, unless there be something in the context inconsistent therewith, have the following meanings:

"Current Conversion Price" means as at any particular time the amount determined by dividing $25 by the Current Conversion Basis.

"Current Conversion Basis" means at any particular time the number of Class I Non-Voting Shares into which the Convertible Preferred Shares are convertible in accordance with the conversion basis set out in paragraph (iv)(I), unless an adjusted conversion basis is in effect under the provisions of this clause (v) in which case it means such adjusted conversion basis.

"Current Market Price" as at any date when the Current Market Price is to be determined, shall mean the weighted average price at which the Class I Non-Voting Shares of the Corporation have been traded on The Toronto Stock Exchange during the 20 consecutive trading days ending on a date not earlier than the fifth trading day preceding such date. In the event such Class I Non-Voting Shares are not listed on The Toronto Stock Exchange but are listed on another stock exchange or stock exchanges in Canada the foregoing references to The Toronto Stock Exchange shall be deemed to be references to such other stock exchange, or, if more than one, to such one as shall be designated by the Board of Directors. In the event Class I Non-Voting Shares are not so traded on any stock exchange in Canada, the Current Market Price thereof shall be determined by the Board of Directors, which determination shall be conclusive. So long as any of the Convertible Preferred Shares are outstanding, the Corporation agrees to use its best efforts to maintain a listing and posting for trading of its outstanding Class I Non-Voting Shares on a Canadian stock exchange.

(vi) Redemption

(I) The Convertible Preferred Shares are not redeemable by the Corporation prior to October 1, 1987, except that if the Corporation shall have filed with the transfer agent for the Convertible Preferred Shares on the day that notice of redemption is first given, pursuant to paragraph (vi)(VI) hereof, a certificate of the Corporation certifying that the weighted average price at which the Class I Non-Voting Shares have traded on The Toronto Stock Exchange during the 25 consecutive trading days ending on a date not earlier than the fifth day preceding the date on which the notice of redemption is given, was not less than 125 percent of the Current Conversion Price in effect on the date of the filing of such certificate, the Corporation may redeem at any time on and after April 1, 1985 and prior to October 1, 1987, all of the outstanding Convertible Preferred Shares, or any part thereof, on payment of $26.25 for each such share to be redeemed, together with accrued and unpaid dividends to the date fixed for redemption.

(II) On or after October 1, 1987, the Convertible Preferred Shares will be redeemable at the option of the Corporation in whole at any time or in part from time to time, on not less than 30 days notice by the Corporation at the following prices per share:

If redeemed in the 12 months ending	Price
September 30, 1988	$26.25
September 30, 1989	$26.00
September 30, 1990	$25.75
September 30, 1991	$25.50
September 30, 1992	$25.25

and thereafter at $25 per share, together in each case with all accrued and unpaid dividends calculated to the date fixed for redemption.

(III) (Notwithstanding paragraphs (vi)(I) or (vi)(II) hereof, in the event at least 85 percent of the aggregate number of Convertible Preferred Shares issued shall have been converted into Class I Non-Voting Shares, the Corporation shall thereafter have the option at any time prior to October 1, 1987 to redeem all, or from time to time part, of the then outstanding Convertible Preferred Shares at the price of $26.25 per share together with accrued and unpaid dividends to the date fixed for redemption.

(IV) The respective redemption prices fixed by paragraphs (vi)(I), (vi)(II) and (vi)(III) hereof are each hereinafter referred to as a

"Redemption Price" and a date fixed for redemption for the purpose of any of such paragraphs is hereinafter referred to as a "Redemption Date".

(V) In the case of a partial redemption, the shares to be redeemed shall be chosen as nearly as practicable on a pro rata basis of the shares issued and outstanding at that time (by lot if necessary).

(VI) In any case of redemption of Convertible Preferred Shares, the Corporation shall, not less than 30 days prior to the date fixed for redemption, mail to each registered holder of the Convertible Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such shares. Such notice shall be mailed in a prepaid letter addressed to such registered holder at the registered address of such holder, or in the event of the address of any such holder not so appearing, then to the last known address of such holder, provided, however, that accidental failure to give any such notice to one or more such holders shall not affect the validity of such redemption. Such notice shall state the date on which redemption is to take place, the Redemption Price and, if part only of the shares held by the holder to whom it is addressed is to be redeemed, the number thereof so to be redeemed. On or after the Redemption Date as specified in any such notice the Corporation shall pay or cause to be paid to or to the order of the registered holder of the Convertible Preferred Shares to be redeemed the Redemption Price on presentation and surrender of the certificates representing the shares called for redemption at the head office of the Corporation, or any other place designated in such notice, and upon payment of the Redemption Price as aforesaid to the holder or holders of any of the Convertible Preferred Shares to be redeemed, such shares shall thereupon be deemed to be redeemed and cancelled and shall not be re-issued. From and after the Redemption Date as specified in any such notice, the Convertible Preferred Shares thereby called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders will remain unaffected. The Corporation shall have the right at any time after the mailing of such notice of its intention to redeem Convertible Preferred Shares to deposit the Redemption Price of such shares or of such of the shares which have not at the date of such deposit been surrendered by the holders thereof. Such deposit may be made with any chartered bank or banks or with any trust company or trust companies in Canada to the credit of a special account or accounts in trust for the respective holders of such shares to be paid to them respectively upon surrender to such bank or banks, or trust company or trust companies, of the certificate or certificates representing the same. Upon such deposit or deposits being made, such shares shall be deemed to be redeemed and cancelled and shall not be re-issued and the rights of the respective holders thereof after such deposit shall be limited to receiving without interest their respective proportionate parts of the total Redemption Price so deposited upon presentation and surrender of the certificates representing such shares held by them respectively. Any interest allowed on such deposit or deposits shall belong to the Corporation.

(VII) If a part only of the Convertible Preferred Shares represented by any certificate shall be redeemed, a new certificate representing the balance of such shares shall be issued to the holder thereof at the expense of the Corporation upon presentation and surrender of the first mentioned certificate.

(vii) Purchase Obligation

(I) So long as any of the Convertible Preferred Shares are outstanding and subject as hereinafter provided, the Corporation shall, during each calendar quarter commencing with the quarter beginning October 1, 1989, make all reasonable efforts to purchase for cancellation in the open market, or by invitation for tenders, if and to the extent that such shares are available for purchase, 1 % of the aggregate number of Convertible Preferred Shares outstanding on October 1, 1989, at prices not exceeding $25 per share plus an amount equal to all dividends, if any, accrued and unpaid thereon up to the date of purchase, plus reasonable costs of purchase.

(II) To the extent that the Corporation is unable to purchase such Convertible Preferred Shares in any calendar quarter, the Corporation's obligation to purchase Convertible Preferred Shares with respect to such calendar quarter will carry over to the succeeding calendar quarters in the same calendar year. If the Corporation is unable to purchase in the calendar year an aggregate of 4% of the aggregate number of Convertible Preferred Shares outstanding on October 1, 1989, the Corporation's obligation with respect to such calendar year will be extinguished.

(III) Notwithstanding paragraphs (vii)(I) and (vii)(II) hereof, the Corporation shall be obligated in any such quarter to purchase such Convertible Preferred Shares only if and to the extent that such purchase would not be contrary to (i) any provisions attaching to the Convertible Preferred Shares or any shares of the Corporation ranking in priority to or on a parity with the Convertible Preferred Shares or (ii) any provision contained in any instrument evidencing outstanding indebtedness of the Corporation, other than to affiliated companies, or (iii) any applicable law.

(viii) Voting Rights

The holders of the Convertible Preferred Shares shall not be entitled as such to receive notice of or attend any meetings of the shareholders of the corporation and shall not be entitled to vote at any such meeting provided that the holders of Convertible Preferred Shares shall be entitled to one vote for each Convertible Preferred Share held by them if and for so long as the cumulative dividends on the Convertible Preferred Shares are in arrears for a period exceeding eight quarters.

(ix) Pre-Emptive Rights

The holders of the Convertible Preferred Shares shall not as such be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Corporation now or hereafter authorized, other than shares receivable upon the exercise of the right of conversion as provided herein.

(x) Modification

(I) These provisions may be repealed, altered, modified, amended or amplified only with the authorization of the holders of the Convertible Preferred Shares given as specified in this clause (x) and in accordance with any requirements of law applicable to the Corporation.

(II) The provisions affecting the Convertible Preferred Shares as provided herein may be repealed, altered, modified, amended or amplified only with the sanction of the holders of the Convertible Preferred Shares either:

(a) in writing by holders of all of the outstanding Convertible Preferred Shares, or

(b) by resolution passed at a meeting of such holders called for such purpose and held upon at least 21 days notice at which the holders of at least the majority of the outstanding Convertible Preferred Shares are present or represented by proxy and carried by the affirmative vote of the holders of not less than 66 2/3% of the Convertible Preferred Shares represented and voted at such meeting. If at any such meeting the holders of a majority of the outstanding shares are not present or represented by proxy within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than 15 days later and at such time and place as may be appointed by the

Chairman and at lease ten days notice shall be given, of such adjourned meeting. Notwithstanding the foregoing, or any provisions of the by-laws of the Corporation in respect to quorums at meetings of shareholders to transact the business for which the meeting was originally called, at such adjourned meeting, the holders of Convertible Preferred Shares, present or represented by proxy, shall form a quorum and transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of the holders of not less than 66 2/3% of the Convertible Preferred Shares represented and voted at such adjourned meeting shall constitute the sanction of the holders of the Convertible Preferred Shares. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting or the conduct thereof shall be those which may from time to time be described in the by-laws of the Corporation with respect to the meetings of shareholders. At each and every vote taken at every such meeting or adjourned meeting each holder of a Convertible Preferred Share shall be entitled to one vote in respect of each Convertible Preferred Share held.

(xi) Approval of Holders of Convertible Preferred Shares

The approval of the holders of the Convertible Preferred Shares as to any and all matters referred to herein shall be given in the same manner as a sanction of an amendment to the provisions affecting the Convertible Preferred Shares, as provided in clause (x) hereof.

B3. TERMS AND CONDITIONS OF THE 9 3/10% CUMULATIVE REDEEMABLE JUNIOR PREFERRED SHARES, SERIES 3

The third series of Junior Preferred Shares of the Corporation shall consist of 2,000,000 shares, shall be designated "9 3/10% Cumulative Redeemable Junior Preferred Shares, Series 3" (hereinafter called the "Series 3 Junior Preferred Shares") and shall have attached thereto the preferences, rights, restrictions, conditions and limitations as follows:

(i) Dividends

The holders of the Series 3 Junior Preferred Shares, in priority to the Class I Non-Voting Shares and Class II Voting Shares and any other shares ranking junior to the Junior Preferred Shares, shall be entitled to receive and the Corporation shall pay thereon, as and when declared by the Corporation out of moneys of the Corporation properly applicable to the payment of dividends, fixed cumulative preferential cash dividends, to be paid quarterly on the 15th day of January, April, July and October in each year commencing on January 15, 1985 at a rate of

$2.325 per share per annum, to yield 9 3/10% per annum. In addition, a dividend shall be payable on December 31, 1990 at the same rate per annum. Further dividends on the Series 3 Junior Preferred Shares shall be payable if, as and when declared by the Board of Directors.

All such dividends shall accrue from ay to day from the date of issue of the Series 3 Junior Preferred Shares. Cheques of the Corporation payable at par at any branch in Canada of the Corporation's bankers for the time being shall be issued in respect of such dividends and payment thereon shall satisfy such dividends. If on any dividend payment date the dividend payable on such date is not paid in full on all of the Series 3 Junior Preferred Shares then issued and outstanding, such dividend or the unpaid part thereof shall be paid on a subsequent date or dates determined by the Corporation on which the Corporation shall have sufficient moneys properly applicable to the payment of same. The holders of the Series 3 Junior Preferred Shares shall not be entitled to any dividends other than or in excess of the cash dividend hereinbefore provided for.

(ii) Liquidation, Dissolution or Winding-up

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the property and assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Series 3 Junior Preferred Shares shall be entitled to receive, before any distribution of any part of the property and assets of the Corporation among the holders of Class I Non-Voting Shares and Class II, Voting Shares or any other shares ranking junior to the Junior Preferred Shares with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation or with respect to payment of dividends, an amount equal to the amount paid up on the Series 3 Junior Preferred Shares held by them together with an amount equal to all accrued and unpaid preferential dividends thereon to the date of such liquidation, dissolution, winding-up or any other distribution. After payment to the holders of the Series 3 Junior Preferred Shares of the amount so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

(iii) Redemption

The Series 3 Junior Preferred Shares will be redeemable at the option of the Corporation on and after December 31, 1989, on not less than 10 days' notice by the Corporation, at a price per share of $25 together with an amount equal to all accrued and unpaid dividends calculated to the date fixed for redemption (hereinafter called the "Redemption Date"), together with a premium of $1.00 per share if redemption takes place prior to December 15, 1990, the whole hereinafter called the "Redemption Price".

In the case of redemption of Series 3 Junior Preferred Shares, the Corporation shall, not less than ten days prior to the Redemption Date, mail to each registered holder of the Series 3 Junior Preferred Shares to be redeemed a notice in writing of the intention of the Corporation to redeem such shares. Such notice shall be mailed in a prepaid letter addressed to such registered holder at the registered address of such holder, or in the event of the address of any such holder not so appearing, then to the last known address of such holder, provided, however, that accidental failure to give any such notice to one or more such holders shall not affect the validity of such redemption. Such notice shall state that the Series 3 Junior Preferred Shares registered in the name of the holder will be redeemed effective the Redemption Date and the Redemption Price payable to such holder. On or after the Redemption Date, the Corporation shall pay or cause to be paid to or to the order of the registered holder of the Series 3 Junior Preferred Shares to be redeemed the Redemption Price on presentation and surrender of the certificates representing the shares called for redemption at the head office of the Corporation, or any other place designated in such notice, and upon payment of the Redemption Price as aforesaid to the holder or holders of any of the Series 3.Junior Preferred Shares to be redeemed, such shares shall thereupon be deemed to be redeemed and cancelled and shall not be re-issued. From and after the Redemption Date, the Series 3 Junior Preferred Shares then issued and outstanding shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be made upon presentation of certificates in accordance with the foregoing provisions, in which case the rights of the holders will remain unaffected. The Corporation shall have the right at any time after the mailing of such notice of its obligation to redeem Series 3 Junior Preferred Shares to deposit the Redemption Price of such shares or of such of the shares which have not at the date of such deposit been surrendered by the holders thereof. Such deposit may be made with any chartered bank or banks or with any trust company or trust companies in Canada to the credit of a special account or accounts in trust for the respective holders of such shares to be paid to them respectively upon surrender to such bank or banks, or trust company or trust companies, of the certificate or certificates representing the same. Upon such deposit or deposits being made, such shares shall be deemed to be redeemed and cancelled and shall not be re-issued and the rights of the respective holders thereof after such deposit shall be limited to receiving without interest their respective proportionate parts of the total Redemption Price so deposited upon presentation and surrender of the certificates representing such shares held by them respectively. Any interest allowed on such deposit or deposits shall belong to the Corporation.

(iv) Restrictions

So long as any Series 3 Junior Preferred Shares are outstanding, the Corporation shall not:

(I) create or issue any Junior Preferred Shares of another series or any other shares ranking prior to or pari passu with the Series 3 Junior Preferred Shares as to the payment of dividends or the distribution of assets in the event of a liquidation, dissolution or winding-up of the Corporation;

(II) pay any dividends on the Class I Non-Voting Shares, Class II Voting Shares, or on any other shares of the Corporation ranking junior to the Series 3 Junior Preferred Shares with respect to payment of dividends;

(III) redeem or purchase or make any capital distribution in respect of the Class I Non-Voting Shares, Class II Voting Shares or any other shares of the Corporation ranking junior to or on a parity with the Series 3 Junior Preferred Shares with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation or with respect to payment of dividends (except out of net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking junior to the Series 3 Junior Preferred Shares in both such respects); or

(IV) set aside any money or make any payments for any sinking fund or other retirement fund applicable to any shares of the Corporation ranking junior to or on a parity with. the Series 3 Junior Preferred Shares with respect to distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation or with respect to payment of dividends;

unless all dividends up to, and including, the dividends for the last completed period .for which dividends shall be payable shall have been declared and either paid or set apart for payment in respect of the Series 3 Junior Preferred Shares and all other shares ranking on a parity with or in priority to the Series 3 Junior Preferred Shares.

So long as any Series 3 Junior Preferred Shares are outstanding, the Corporation will not without the approval of the holders of the Preferred Shares redeem, purchase or otherwise retire less than all the Series 3 Junior Preferred Shares.

Nothing in this clause (iv) shall apply to hinder or prevent, and authorization is hereby given for, any of the actions referred to in such clause if consented to, or approved, by the holders of the Series 3 Junior Preferred Shares in the manner set forth in clause (ix) or if all the outstanding Series 3 Junior Preferred Shares have been duly called for redemption and adequate provision has been made assuring that they will be redeemed or deemed to be redeemed on or before the date specified for redemption.

(v) Voting Rights

Except as otherwise provided by the Business Corporations Act (Alberta), the holders of the Series 3 Junior Preferred Shares shall not be entitled to receive notice of or attend any meetings of the shareholders of the Corporation and shall not be entitled to vote at any such meeting.

(vi) Priority

The Class I Non-Voting Shares and the Class II Voting Shares shall rank junior to the Series 3 Junior Preferred Shares with respect to the payment of dividends and a return of capital on the liquidation, dissolution or winding-up of the Corporation or upon the occurrence of any other event which would result in the holders of the Series 3 Junior Preferred Shares being entitled to a return of capital and shall be subject in all respects to the rights, privileges, restrictions and conditions attaching to the Series 3 Junior Preferred Shares.

(vii) Pre-Emptive Rights

The holders of the Series 3 Junior Preferred Shares shall not as such be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Corporation now or hereafter authorized.

(viii) Modification

These provisions may be repealed,. altered, modified, amended or amplified only with the authorization of the holders of the Series 3 Junior Preferred Shares either:

(I) in writing by holders of all of the outstanding Series 3 Junior Preferred Shares; or

(II) by resolution passed at a meeting of such holders called for the purpose and held upon at least 21 days' notice at which the holders of at least the majority of the outstanding Series 3 Junior Preferred Shares are present or represented by proxy and carried by the affirmative vote of the holders of not less than 66 2/3% of the Series 3 Junior Preferred Shares represented and voted at such meeting. If at any such meeting the holders of a majority of the outstanding shares are not present or represented by proxy within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than 15 days later and at such time and place as may be appointed by the Chairman and at least ten days' notice shall be given of such adjourned meeting. Notwithstanding the foregoing, or any provisions of the by-laws of the Corporation in respect to quorums at meetings of shareholders to transact the business for which the meeting was originally called, at such adjourned meeting, the holders of Series 3 Junior Preferred Shares, present or represented by proxy, shall form a quorum and transact the business for which the meeting was originally convened and a resolution passed thereat by the affirmative vote of the holders of not less than 66 2/3% of the Series 3 Junior Preferred Shares represented and voted at such adjourned meeting shall constitute the sanction of the holders of the Series 3 Junior Preferred Shares. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting or the conduct thereof shall be those which may from time to time be described in the bylaws of the Corporation with respect to the meetings of shareholders. At each and every vote taken at every such meeting or adjourned meeting each holder of Series 3 Junior Preferred Shares shall be entitled to one vote in respect of each Series 3 Junior Preferred Share held.

(ix) Approval of Holders of Series 3 Junior Preferred Shares

The approval of the holders of Series 3 Junior Preferred Shares as to any and all matters referred to herein shall be given in the same manner as a sanction of an amendment to the provisions affecting the Series 3 Junior Preferred Shares, as provided in clause (viii) hereof.

C. CLASS I NON-VOTING SHARES AND CLASS II VOTING SHARES

The Class l Non-Voting Shares (the "Class I Shares") and the Class II Voting Shares (the "Class II Shares") shall carry and be subject to the following rights, restrictions, conditions and limitations:

(i) Priority

The Class I Shares and the Class II Shares shall rank equally in all respects (including distributions of any nature whatsoever), save as to voting (as provided in clause (iii) hereof) and subject to the rights of conversion of the Class II Shares into Class I Shares (as provided in clause (iv) hereof);

(ii) Dividends

The Class I Shares and the Class II Shares shall rank equally as to dividends and all dividends declared in any fiscal year shall be declared and paid in equal or equivalent amounts per share on all the Class I Shares and all the Class II Shares at the time outstanding, without preference or distinction;

(iii) Voting

(I) Subject to the special voting rights set forth in (III) below the holders of the Class I Shares shall not be entitled to receive notice of or to attend any meetings of the shareholders of the Corporation onto vote at any such meeting, but shall be entitled to notice of meetings of shareholders called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof;

(II) Each holder of a Class II Share shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation (except class meetings of other classes of shareholders at which such holder is not entitled to be present or vote) and at all such meetings shall be entitled to one vote in respect of each Class II Share held by such holder; and

(III) In this provision the term "Offer" means an Offer to purchase Class II Shares which must, by reason of then applicable securities legislation. of any province or the by-laws, regulations or policy of a Stock Exchange upon which the Class II Shares are listed, be made to all holders of Class II Shares whose last address on the records of the Corporation is in any province which requires the making of such an Offer to such holders. In the event an Offer is made and at the time the Offer is made, and an Offer on the same terms and conditions is not made to the holders of the Class I Shares, then, if holders of more than fifty percent (50%) of the Class II Shares accept the offer, which shall include any amended Offer, each holder of a Class I Share shall, from and after the date upon which such shares are taken up pursuant to the terms of the Offer, be entitled to the same voting rights as the Class II Shares set forth in (II) above.

(iv) Conversion

Each issued and fully paid Class II Share may at any time and from time to time, at the option of the holder, be converted into one (1) Class I Share. Each Class II Share so converted shall be restored by. such conversion to the status of an authorized but unissued Class II Share in the capital of the Corporation. The conversion privilege herein provided for may be exercised by notice in writing given to the transfer agent of the Corporation; accompanied by the certificate or certificates representing the Class II Shares in respect of which the holder thereof desires to exercise such right of conversion and such notice shall be signed by the person registered on the books of the Corporation as a holder of Class II Shares in respect of which such right is being exercised or by such holder's duly authorized attorney and shall specify the number of Class II Shares which the holder desires to have converted. The holder shall also pay any governmental or other tax imposed in respect of such transaction. Upon receipt of such notice the Corporation shall issue certificates representing fully paid Class 1 Shares upon the basis above prescribed and in accordance with the provisions hereof to' the holder of the Class II Shares represented by the certificate or certificates accompanying such notice; if less than all the Class II Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate of the Class II Shares representing the shares comprised in the original certificate which are not to be converted;

(v) Reorganization of Class I and Class II Shares

Neither the Class I nor the Class II Shares shall be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner;

(vi) Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, all the property and assets of the Corporation available for distribution to shareholders shall be paid or distributed equally share for share to the holders of the Class I Shares and the Class II Shares respectively without preference or distinction;

(vii) Amendment to Class I Shares

Any amendments to vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class I Shares or to create special shares ranking in priority to or on a parity with the Class I Shares, in addition to the authorization by a special resolution as defined in the Business Corporations Act (Alberta), must be authorized by a special resolution of the holders of the Class I Shares.

SCHEDULE OF OTHER PROVISIONS

The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual meeting of the Corporation.